NO ACT

PE
12-23-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


14005086

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-14-14

Edna M. Chism
Entergy Corporation
echism@entergy.com

Re: Entergy Corporation
Incoming letter dated December 23, 2013

Dear Ms. Chism:

This is in response to your letters dated December 23, 2013 and February 7, 2014 concerning the shareholder proposal submitted to Entergy by As You Sow on behalf of the Park Foundation. We also have received letters on the proponent's behalf dated January 31, 2014 and February 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 23, 2013

The proposal requests that Entergy prepare a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Entergy's public disclosures compare favorably with the guidelines of the proposal and that Entergy has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
CIB Client Service Americas

November 18, 2013

Anthony R. Augliera
Corporate Secretary
Wells Fargo & Company
MAC #D1053-300
301 South College Street, 30th Floor
Charlotte, North Carolina 28202

Dear Mr. Augliera:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Wells Fargo & Co continuously for at least one year as of November 13, 2013.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 15,069,247 shares of common stock as of November 13, 2013 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F Murphy

cc: Patrick Doherty - NYSCRF
Gianna McCarthy – NYSCRF
Eric Shostal – NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 12, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Entergy– As You Sow Foundation – Report on greenhouse gas reduction strategy consistent with 2050 goals – Supplemental reply
via electronic mail

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") has submitted a shareholder proposal (the "Proposal") to Entergy Corporation ("Entergy" or the "Company") seeking a report on greenhouse gas reduction consistent with the national goal of 80% reduction by 2050. We have been asked by the Proponent to respond to the supplemental No Action request letter dated February 7, 2014 ("Company letter") sent to the Securities and Exchange Commission by Edna M. Chism, Assistant General Counsel of the Company. A copy of this letter is being e-mailed concurrently to Edna Chism of Entergy.

In its supplemental letter, the Company decries the Proponent's detailed explanation of how insufficient its disclosure activities were in comparison with the Proposal. We certainly agree that Rule 14a-8(i)(10) does require the Company to implement the Proposal in the exact form or manner described in the proposal. The question facing the Staff in determining substantial implementation is whether, considering the guidelines and essential purpose of the Proposal, the company comes close enough that it should not be required to place the proposal before shareholders – whether for instance, the report requested would involve mere duplication of efforts. That is far from demonstrated by the evidence presented by the Company.

True, Entergy's disclosures are not made in *precisely the manner* contemplated by the Proponent. If that were the only problem, the company could effectively assert substantial implementation. But the problem highlighted in our previous letter is that the company's disclosures are unresponsive to the proposal as it is framed. Though not EVERY element of the recommendations would need to be fulfilled for substantial implementation, as we documented in our previous letter, the Company is unable to show compliance with MOST of the core guidelines and recommendations, and therefore the proposal is not substantially implemented. To highlight the guidelines that the company has thus far failed to deliver on:

1. [Resolve Clause:] "Shareholders request that the Entergy Corporation prepare a **report, reviewed by a board committee of independent directors,** on policies the company could adopt to take **additional near-term actions** to reduce its greenhouse gas emissions, **consistent with the national goal 80% reductions of CO2 by 2050"**, and

- [Supporting Statement:] "consider innovative technologies and strategies for energy generation, **such as placing greater emphasis on distributed clean energy sources or strategies to deploy centralized renewable energy generation,** as well as consideration of the **most advanced practices and policies of utility peers in the US and worldwide."**

In its latest letter, the Company implies, and we agree, that some elements of the proposal are stated as suggestions. However, others are clearly core requirements. The Staff precedents have shown that both types of guidelines of a proposal are relevant to assessing substantial implementation.

A **core** element of the proposal, found in the Resolve Clause, is preparing a report on "policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050." The Company has provided no evidence in its reply or material submitted that it is taking action consistent with the national goal. The Company's materials, in fact, provide no sense of awareness or consideration of the 2050 goal, which reflects the level of emissions necessary to avert catastrophic climate change.

As we stated in our prior letter, the proposal does not contemplate that the Company necessarily reduce its carbon emissions by 80%, but in order to substantially implement the proposal, the report should reflect an order of magnitude of action by the company consistent with that, or at least a discussion of the company's greenhouse gas reduction strategies in relationship to that goal. It does not, and notably, the company letter never even attempts to claim that it does, or that its current activities had ever been considered or crafted **consistent** with that goal.

Although, as the company notes, the actions it sets forth involve greenhouse gas reduction, which the company says are "in furtherance" of national greenhouse gas reduction needs, the activities reported are hard to reconcile as **consistent** with the 2050 goal, because as we noted in our prior letter:

- Entergy's current greenhouse gas related policies are not successfully reducing Entergy's emissions, and as a result Entergy's emissions are increasing in the last several years, a fact Entergy is not clear about with investors.
- Because Entergy's emissions are rising, it is arguably erroneous even for Entergy to claim that its greenhouse gas reduction policies "*further*" a national reduction.
-

In the US, according to the EPA, electricity generation accounts for 33% of US greenhouse gas emissions. Entergy is the 7th largest utility in the US. Given that, it is impossible for the proponent to reconcile how this company's activities, which are not even effectively stabilizing its own greenhouse gas emissions, could be consistent with a 2050 goal of 80% national reduction. It is up to the company in its report to clarify how strategies it is deploying are consistent with the national goal. Some reflection of the context and the role of utilities in the US economy and greenhouse gas loading would be essential to substantial implementation.

Other elements of the proposal expressed in the whereas clauses and in the supporting statement, such as a focus on renewable energy and distributed energy, as well as comparison with industry leaders, provide additional guidance to the company regarding what should be contained in a qualifying report.

We agree, it is possible that the company could neglect some of the other guidelines and still address the essential purpose of the proposal. But in this instance, too many of those additional guidelines of the proposal are unfulfilled for the Company to effectively claim substantial implementation. Comparison of the guidelines and the company actions, for assessment of substantial implementation, is at the core of a determination that disclosures "compared favorably" as was found in *Duke Energy* (February 21, 2012) and the other cases we cited in our previous letter.

Yesterday's Staff decision on another 2014 proposal at the Company demonstrates how the Company tends to underestimate the importance of guidelines and essential purpose in assessing substantial implementation. In *Entergy Corp.* (Feb. 11, 2014), the proposal requested a report on nuclear safety performance, subject to certain defined parameters. The Company attempted there, as in the present matter, to assert that its *volume of reporting in the general subject area of the proposal* ought to suffice in demonstrating substantial implementation. The Staff rejected that claim, as it should in the present matter.

In its latest letter, the Company fails to respond to Proponent's robust demonstration that the Company has not substantially implemented most of the elements of the proposal. All the latest letter serves to do is confirm that Entergy's prior omission of the parts of the Proponent's resolution was an attempt to ratify its limited current reporting, rather than providing the forward-looking report consistent with the new GHG reduction urgency and national goals at the core the Proposal.

Accordingly, we request that the staff concur in finding that the proposal has not been substantially implemented and cannot be excluded pursuant to Rule 14a-8(i)(10).

Sincerely,

Sanford Lewis

Amelia Timbers
As You Sow Foundation

cc: Edna M. Chism
Andrew Behar



Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
(504) 576-4548
Edna M. Chism
Assistant General Counsel

February 7, 2014

<u>*Via Electronic Mail*</u>
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: <u>Entergy Corporation – Shareholder Proposal Submitted By As You Sow</u>

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from Sanford J. Lewis, dated January 31, 2014, concerning a shareholder proposal (the "Proposal") submitted by As You Sow on behalf of the Park Foundation (the "Proponent"). For the reasons set forth below, the Company continues to believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

A copy of this submission is being e-mailed concurrently to the Proponent and Sanford Lewis. It addresses certain issues raised by Mr. Lewis in his January 31 letter and should be read in conjunction with Entergy's original December 23, 2013 letter.

The Proposal

Following several "Whereas" clauses, the Proposal sets forth the following resolution:

> "Resolved: Shareholders request that the Entergy Corporation prepare a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050. The report should be published by October 1, 2014 at a reasonable cost and omit proprietary information."

Analysis

Mr. Lewis' letter largely focuses on the perceived ways in which the Proponent believes the Company could do more to further reduce greenhouse gas emissions and discusses at length certain strategies the Proponent would like the Company to adopt. Whether the Company should pursue different strategies, however, is not the question before the Staff. The only matter at issue is whether the Company has substantially implemented the Proposal as written. The relevant test for determining this is whether the Company has taken actions that address the "essential objective" of the Proposal and "compare favorably" with the Proposal's guidelines. Taking the Proposal as written, the "essential objective" appears to be a request that the Company disclose the policies it could adopt to reduce its greenhouse gas emissions, including, according to the Proposal's supporting statement, consideration of "innovative technologies and strategies for energy generation" and the advanced practices of utility company peers. As argued at length in the Company's original submission, its numerous public disclosures do precisely this, describing the policies the Company currently employs and could adopt in the near future to reduce its greenhouse gas emissions as part of the proposed goal to reduce the nation's overall emissions. In doing so, the Company has substantially implemented the Proposal.

Mr. Lewis contends on page 4 of his letter that, in order to substantially implement the Proposal, the Company must comply with six distinct essential elements or guidelines of the Proposal, which incorporate every phrase in both the resolution and supporting statement, concluding that the "core focus of the proposal... include[es the use of] distributed and renewable energy as a key means of achieving the 80% reductions goal." This revised reading of the Proposal is (i) inconsistent with Staff precedent and (ii) at odds with the plain language of the Proposal:

- In 1983, the Commission adopted the current version of Rule 14a-8(i)(10), articulating that substantial implementation does not require a company to have implemented each element of the proposal in the precise manner suggested by the proponent. Release No. 34-20091 (August 16, 1983). Mr. Lewis' proposed reading of the Proposal's essential objectives and guidelines, as set forth on page 4 of his letter, turns this reasoning on its head. In fact, his letter articulates the essential objectives and guidelines in a way that *would* require the Company to implement every element of the Proposal, indeed every phrase of its resolution and supporting statement, in the manner suggested by the Proponent. This, of course, would be entirely inconsistent with the reasoning behind the Commission's 1983 articulation of the "substantial implementation" rule.
- Moreover, the January 31 letter ascribes requirements to the Proposal that cannot be supported by its text. To say, for example, that the "core focus of the proposal" specifically requires the Company to propose the use of "distributed and renewable energy as a key means of achieving the 80% reductions goal" is simply a revision of the Proposal's plain language as drafted by the Proponent. The Proposal does not require that the Company adopt or propose policies to reduce its carbon emissions by 80%. Footnote 7 of Mr. Lewis' letter acknowledges this. Rather, the Proposal asks generically for policies the Company *could* adopt to reduce its greenhouse gas emissions that would be consistent with or in furtherance of the President's overall goal of reducing aggregate greenhouse gas emissions by 80% in the next 36 years. Every current and proposed policy disclosed by the Company is a serious effort to reduce its greenhouse gas emissions and would be in furtherance of an overall national reduction. Whether the Proponent would prefer that the Company propose different strategies is another matter not addressed by the operative language of

> the Proposal and irrelevant to the substantial implementation analysis. Similarly, the Proposal's supporting statement very clearly asks that the policies disclosed by the Company "consider innovative technologies and strategies for energy generation," providing distributed clean energy and centralized renewable energy generation as examples that the Company could, but is not required to, consider. Again, regardless of whether the Proponent would prefer that the Company focus on those two strategies, the Proposal does not require it nor is that the central question before the Staff. Instead, the question is whether the Company has provided the disclosures required by the essential objectives and guidelines *as written* in the Proposal.

The Company has in fact made numerous public disclosures regarding its current and proposed plans to reduce its greenhouse gas emissions consistent with the guidelines set forth in the Proposal. Regarding the adequacy of these disclosures, we would simply reiterate our citation of the *Duke Energy* (Feb. 21, 2012) no-action letter. In *Duke Energy*, the proponent made a substantially similar request, asking "that a committee of independent directors of the Board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers." The company argued that the information was already available in its Form 10-K and its annual sustainability report. Although Duke Energy had not appointed a special committee of independent directors to review and issue the report, and although the disclosures were not made in precisely the manner contemplated by the proponent, the Staff nevertheless agreed that the disclosures "compared favorably" with the contours of the proposal and that the proposal was therefore excludable. As far as the substantial implementation analysis is concerned, there is no meaningful difference between the positions of the company in *Duke Energy* and Entergy in the present case. Notably, the only way the Proponent's letter gets around this inconvenient precedent is by arguing, as noted above, (i) that substantial implementation effectively requires the implementation of every element of the Proposal in the manner offered by the Proponent and (ii) that the Proposal requires numerous actions not contemplated by its plain language.

The Company, therefore, stands on its original December 23, 2013 submission for the reasons stated above. Accordingly, the Company continues to believe that the Proposal may be excluded from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

<u>Conclusion</u>

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

[signature]

Edna M. Chism

cc: Amelia Timbers, As You Sow Foundation
Sanford J. Lewis
Marcus V. Brown
Daniel T. Falstad

SANFORD J. LEWIS, ATTORNEY

January 31, 2014

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Entergy– As You Sow Foundation – Report on greenhouse gas reduction strategy consistent with the national goal of 80% reduction by 2050.

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") has submitted a shareholder proposal (the "Proposal") to Entergy Corporation ("Entergy" or the "Company") seeking a report on greenhouse gas reduction consistent with the national goal of 80% reduction by 2050. We have been asked by the Proponent to respond to the No Action request letter dated December 23, 2013 ("Company letter") sent to the Securities and Exchange Commission by Edna M. Chism, Assistant General Counsel of the Company. In that letter, the Company contends that the Proposal may be excluded from its 2014 proxy statement by virtue of Rule 14a-8(i)(10). We have reviewed the letter and related materials, and concluded that the Company has not substantially implemented the Proposal, and therefore the Proposal is not excludable by virtue of Rule 14a-8(i)(10).

A copy of this letter is being e-mailed concurrently to Edna Chism of Entergy.

SUMMARY

The resolve clause and supporting statement read as follows:

> **RESOLVED**: Shareholders request that the Entergy Corporation prepare a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050. The report should be published by October 1, 2014 at a reasonable cost and omit proprietary information.
>
> **Supporting statement**: Such policy options shall consider innovative technologies and strategies for energy generation, such as placing greater emphasis on distributed clean energy sources or strategies to deploy centralized renewable energy generation in the Company's geographic region, as well as consideration of the most advanced practices and policies of utility peers in the US and worldwide.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

The full text of the Proposal is included in Exhibit A.

Entergy argues that the Company has substantially implemented the resolution consistent with Rule 14a-8(i)(10), asserting that regardless of the specifics provided by the Proposal, the Company has fulfilled its purpose. However, the Company has neither fulfilled the essential purpose nor the guidelines of the Proposal.

The Proposal seeks a report on actions and policies that reflect the very deep reductions in greenhouse gas emissions consistent with national 80% reduction goal by 2050. By contrast, the Company references reporting which portrays what is tantamount to a business as usual approach, implementing modest reductions or offsets in greenhouse gases, sometimes as necessary to fulfill state legal requirements. Moreover, the Company asserts that it has made a commitment to stabilize its greenhouse gas emissions in its Sustainability Report, yet a more complete accounting shows that its emissions are actually rising. It provides no documentation or disclosures mentioning the 2050 goal and no information or evidence that it has a strategy for a greenhouse gas reduction path consistent with the 2050 goal. The Company's Sustainability Report and CDP reports provide only fleeting, vague coverage of the Company's planning around policy options recommended in the proposal addressing distributed clean energy sources and strategies to deploy centralized renewable energy generation toward fulfillment of the goal, and no demonstration of considering the advanced practices and policies of utility peers in the US or worldwide. The Company's reporting, therefore, does not constitute substantial implementation of the guidelines or essential purpose of the proposal and is not excludable under Rule 14a-8(i)(10).

BACKGROUND

The International Panel on Climate Change ("IPCC") has focused on what humanity needs to do in order to avert catastrophic climate change, which would entail a level of change in the climate that would likely inundate coastal areas due to rising sea levels, and cause highly disruptive flooding, storms and droughts among other effects.

In 2005, a G8 symposium (a consortium of developed leading nations[1]) defined the level of carbon in the atmosphere would be necessary to still give humanity a 50% chance of avoiding such a climate catastrophe, which would result from a global temperature increase beyond 2 degrees Celsius[2]. The panel concluded that 450 parts per million of CO_2 as the upper level of atmospheric carbon that could be tolerated to reach this scenario.

[1] "Members of the G8", Understanding the G8, available at: http://www.g8.co.uk/members-of-the-g8/ (last visited Jan 30, 2014).

[2] "International Symposium on the Stabilisation of greenhouse gas concentrations - Report of the International [illegible]centrations - Report of the International Scientific Steering Committee", Met Office May 10, 2005, available at: http://www.g8.utoronto.ca/environment/2005steeringcommittee.pdf (last accessed Jan 31, 2014).

The IPCC's Fourth Assessment issued in 2005 indicated that industrialized nations would need to make carbon emissions reductions of **80% by 2050** to keep atmospheric carbon below 450ppm[3]. This was followed by agreement from the G8 members, who made commitments at COP15 in Copenhagen to reduce emissions 80% by 2050[4]. President Obama issued a 'Presidential Climate Challenge' with the same goal in 2008.[5]

The electric power sector generates approximately 39% of US carbon emissions[6]; electric power producers like Entergy are therefore very significant to achievement of the 2050 goal. However in contrast to the pronouncements made by policymakers in 2005 and 2008, many companies such as Entergy are engaging in business as usual, conducting only modest greenhouse gas reductions and providing no discussion of a strategy that will be deployed to achieve the sharp reductions required by 2050. The present proposal emerged based on review of the company's existing activities, as stated in Entergy's existing disclosure reports, which, in the opinion of the Proponent, failed to show any strategic vision consistent with the current climate emergency. **Most notably, six years after the establishment of the national 2050 goal, the company has not yet acknowledged or adopted the 80% by 2050 goal, nor described initiatives aligned with and of a magnitude consistent with that national goal.**

ANALYSIS

I. Substantial implementation analysis requires comparison of existing disclosures to both the guidelines and essential purpose of the Proposal.

The Company asserts that the Proposal has been substantially implemented. In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a

[3] B. Metz, O.R. Davidson, P.R. Bosch, R. Dave, L.A. Meyer, "IPCC, 2007: Summary for Policymakers", from Climate Change 2007: Mitigation. Contribution of Working Group III to the Fourth Assessment Report of the Intergovernmental Panel on Climate Change, Cambridge University Press, Cambridge, United Kingdom and New York, NY, USA, available at: http://www.ipcc.ch/publications_and_data/ar4/wg3/en/spm.html (last accessed Jan 30, 2014). See: Table SPM6 p. 20.

[4] Kim Chipman, "G-8 Agrees to 80% Cut in Carbon Emissions by 2050 ", Bloomberg July 9, 2009, available at: http://www.bloomberg.com/apps/news?pid=newsarchive&sid=ag3sLJ76dHdA, (last accessed Jan 30, 2014). See also: "Remarks By the President on Major Economies Forum Declaration", Whitehouse Office of the Press Secretary July 9 , 2009, available at: http://www.whitehouse.gov/the-press-office/remarks-president-obama-major-economies-forum-declaration (last accessed Jan 30, 2014).

[5] Susan Joy Hassol, "Questions and Answers Emissions Reductions Needed to Stabilize Climate", Presidential Climate Action Project August 2011, available at: http://www.climatecommunication.org/wp-content/uploads/2011/08/presidentialaction.pdf (last accessed Jan 30, 2014). See also: John Broder, "Obama Affirms Climate Change Goals", NYT November 18 2008, available at: http://www.nytimes.com/2008/11/19/us/politics/19climate.html?_r=0 (last accessed Jan 30, 2014).

[6] "Frequently Asked Questions: How much of U.S. carbon dioxide emissions are associated with electricity generation?", EIA 2012, available at: http://www.eia.gov/tools/faqs/faq.cfm?id=77&t=11(last accessed January 31, 2014).

proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Thus, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has not substantially fulfilled *either* the guidelines or the essential purpose of the Proposal. The company's letter notably focuses on whether it has "implemented the Proposal's essential objectives," no doubt because its "particular policies, practices and procedures" do not compare favorably with the "guidelines of the proposal."

A. The Proposal's guidelines have six distinct elements.

The guidelines of the Proposal include the following elements:

1. The Company would prepare a report (by Oct 1, 2014)

2. Reviewed by a board committee of independent directors

3. Relating to policies the company could adopt

4. Resulting in near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050[7]

5. Considering innovative technologies and strategies for energy generation:

* placing greater emphasis on distributed clean energy sources or

* deploying centralized renewable energy generation in the Company's geographic region

6. In performing the above, to take consideration of the most advanced practices and policies of utility peers in the US and worldwide.

The "Whereas" clauses provide necessary context solidifying the core focus of the proposal as including distributed and renewable energy as a key means of achieving the 80% reductions goal. They do so by establishing that in order to avoid climate change catastrophe the global

[7] The guideline does not imply that the Company must necessarily achieve such an 80% reduction on its own. However, this guideline is reasonably construed to mean, at a minimum, that one should expect a thoughtful and aggressive strategy consistent with the national goal, and describing how the level of effort by the Company is consistent with such goal. The Company has not done so, because clearly its efforts are not consistent with the ambitions of that goal.

temperature rise must be kept below two degrees Celsius[8] then confirming that **fossil fuel free** sources will be necessary if we are to meet an anticipated 30% increase in energy demands and still achieve that temperature containment goal,[9] and finally that renewable and distributed energy strategies represent a change for the utility industry recognized by industry insiders including the utility industry's own lobby group as a key strategy for carbon reduction on the scale needed for the national goal.[10]

Notably, the Company does not attempt to say or assert that it has fulfilled the *guidelines* of the proposal. The company's efforts clearly do not do so.

B. The essential purpose of the Proposal is analysis of policies that could be used to meet aggressive GHG Reduction goals, including deploying renewable and distributed energy strategies, and not deploying fossil fuels.

Viewing the proposal in its entirety, it is clear that the essential purpose of the Proposal is the publication of a report from the Company that considers assessment of distributed energy and renewable energy as among the means of achieving urgent, deep GHG reductions in emissions as necessary to meet the national 80% by 2050 goal. As a major utility this would entail making greenhouse gas reductions at an order of magnitude close to the national goal of 80% reduction in greenhouse gas emissions by 2050. At a minimum one would expect a thoughtful and aggressive strategy consistent with such a national goal, and an analysis by the Company as to how its planned activities are consistent with such a goal. No such analysis or discussion or plan is included by the Company. Moreover, such report would place the Company's activities in the context of what utility peers are doing in the US and around the world. As will be detailed

---

[8] The whereas clauses of the proposal state: "The findings of the International Panel on Climate Change's Fifth Assessment Report, "Climate Change 2013: The Physical Basis" served to endorse the Copenhagen Accord (signed by the United States and 114 other nations), which states that "[increases] in global temperature should be [kept] below two degrees Celsius" to avoid potentially devastating societal harm, and "deep cuts in global emissions are required" to do so.

[9] The whereas clauses of the proposal state: "In its 2012 World Energy Outlook, the International Energy Agency (IEA) states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 °C goal..."

[10] The whereas clauses of the proposal state: "A 2013 report by Citi estimates that of the $9.7 trillion anticipated investment in power generation globally by 2035, 71% will be invested in renewables or clean technologies...." And also cites the electric industry's leading lobbying organization "...the Edison Electric Institute's 2013 report "Disruptive Challenges" warns that the electric power sector will suffer "irreparable damages to revenues and growth prospects" as widespread adoption of solar and distributed energy resources threaten utilities and that "While the various disruptive challenges facing the electric utility industry may have different implications, they all create adverse impacts on revenues, as well as on investor returns ...". The report goes on to say that "...the industry and its stakeholders must proactively assess the impacts and alternatives available to address disruptive challenges..." and concludes that "Ultimately, all stakeholders must embrace change in technology and business models in order to maintain a viable utility industry." EEI describes itself on its website as the association that represents all U.S. investor-owned electric companies. http://www.eei.org/about/Pages/default.aspx **Many Entergy facilities are members of the EEI.**

further below, the Company has not accomplished this essential purpose in the materials it has published.

The company mischaracterizes the essential purpose of the Proposal for purposes of asserting substantial implementation:

> The core of the Proposal -(that is, its "essential objective") is a request that the Company disclose the policies it could adopt to reduce its greenhouse gas emissions, including, according to the Proposal's supporting statement, consideration of "innovative technologies," clean and renewable "strategies for energy generation," and the advanced practices of utility company peers. The Company already provides extensive information regarding the policies and practices it has adopted and those it will pursue in the near- and long-term to reduce greenhouse gas emissions. *Company letter*, page 2.

This reworking of the Proposal muddies the essential purpose by deleting key elements of the proposal that Entergy's reporting and disclosure has not addressed. The bolded words that follow illustrate Entergy's modifications: "Shareholders request that the Entergy Corporation prepare a report ...on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions, **consistent with the national goal 80% reductions of CO_2 by 2050"**, and to not only to consider innovative technologies," as Entergy notes, but to "consider innovative technologies **and strategies for energy generation, such as placing greater emphasis on distributed clean energy sources or strategies to deploy centralized renewable energy generation**, as well as consideration of the **most advanced practices and policies of utility peers in the US and worldwide."**

The Company's argument comes down to hoping that the reader will engage in only cursory examination and determine that their *volume* of reporting is sufficient to fulfill the purpose of the proposal (broadly stated as greenhouse gas reduction):

> Even a brief examination of these two documents (Sustainability Report and CDP Report) would indicate **the lengths** to which the Company has gone to develop, adopt, and inform its shareholders of numerous long- and near-term policies used by the Company to reduce greenhouse gas emissions. We think it clear, therefore, that the Company has already addressed the "essential objectives" of the Proposal and that the Proposal may, pursuant to Rule 14a-8(i)(10), be excluded from the Proxy Materials. Company letter page 4.

However, volume of reporting in the general subject area of a proposal does not constitute substantial implementation if the reporting falls far short of the guidelines provided in the proposal. See for instance, *Chesapeake Company* (April 13, 2010). Chesapeake asserted that its extensive web publications constituted "substantial implementation" of the proposal on natural gas extraction. However, the proponents argued that the proposal could not be substantially implemented if the company failed to address most of the core issues raised by the proposal. The SEC Staff concluded that despite a volume of writing by the company on hydraulic fracturing, the proposal was not substantially implemented. The same is true in the current Proposal.

II. Parsing the Company's argument for Substantial Implementation, the Company has failed to address the essential purpose of the Proposal and most elements of the Proposal guidelines.

It is true that the Company *does* report on its greenhouse gases, and that the Company engages in *some* activities that reduce its greenhouse gas profile. However, the question raised in asserting substantial implementation is whether the disclosures and proposed actions are consistent with the guidelines and essential purpose of the Proposal. Here, the Company's actions clearly fail to live up to substantial implementation.

The Proposal clearly articulates the urgency of greenhouse gas reduction strategies, in the context of heading off a global catastrophe. **A reduction in GHG emissions of 80% over the next 36 years is a dramatic departure from business as usual, and requires substantial, major new plans and actions by companies including by utilities.** Entergy's reporting fails to recognize and appreciate the scale of action called for, and as a result does not describe pathways the Company is taking to rise to this challenge.

The Company's letter asserts that it has fulfilled the Proposal's "essential objective" through the following elements and activities:

- The company provides information regarding policies and practices it has adopted and those it will pursue in the near and long term to reduce GHG. It includes information in the Sustainability Report and CDP report. These reports show that the company has had a goal to maintain CO_2 emissions from Entergy owned power plants and controllable power purchases at 20% below year 2000 levels. In contrast, nothing in the reports indicate actions on par with the 80% goal. In fact, the Company's current efforts to ***stabilize emissions levels***[11] have failed, with increased emissions exceeding the annual stabilization target in 2008, 2010, 2011 and 2012.[12]

---

[11] 2012 Entergy Sustainability Report, p. 51.The Sustainability Report says that the company made a commitment to "stabilize our CO_2 emissions", without qualifying it to say "stabilize some of our C02 emissions". It goes on to say "After successfully completing two five-year stabilization commitments, the company set a new voluntary stabilization commitment as part of Environment2020. Our commitment is to maintain C02 emissions from Entergy-owned power plants and controllable power purchases through 2020 at 20 percent below year 2000 levels."

[12] Per the "Actual Annual Total Emissions" data from "Entergy's Greenhouse Gas Commitment" chart on Entergy's "Environmental Performance" webpage, available at: http://entergy.com/environment/performance.aspx (last accessed January 31, 2014). Also included in the current letter as Appendix B.

- The company goes on to report on fleet transformation. As will be shown further below, the fleet transformation efforts described are not consistent with the 2050 goal, and as reported, failed to fulfill the guidelines for consideration of peer strategies, and for distributed energy and centralized renewable energy strategies.

The Company reports on other strategies for reducing the greenhouse gas emissions attributed to its operations, such as encouraging end-user efficiency and purchasing offsets. All of these strategies together only reduce the company's greenhouse gas emissions by about 20%. No evidence is provided by the Company that reflects a thoughtful approach or strategy to go beyond the 20% to come within range of or put together actions that are consistent with the 2050 goal of 80%.

The Company's reporting including the Sustainability and CDP report ***are worthwhile, and useful together, in determining the levels of greenhouse gas emissions from Entergy production activities, but the reporting does not substantially fulfill the Proposal because the evidence provided therein shows that the company's activities neither accomplish the needed greenhouse gas reductions, nor evince a vision or strategy for aligning Company activities with the 2050 goal.***

The Company's discussion of offsetting activities, which include demand-side management, natural gas upgrades, etc.,[13] suggest that the Company lacks a program for aggressive reductions. For 2012, Entergy's extensive offset activities addressed only 9.2% of its annual emissions[14].

Activity	CO_2 *avoided (metric tons)*
Fleet transformation (CCGT & nuclear uprate)	*3,179,000*[15]
Power Purchase Agreement Activity	*4,570,837*[16]
DSM	*42,500*[17]
2012 forest restoration project[18]	*460,000*[19]
Company adoption of efficient vehicles	*230*[20]
TOTAL	***8,252,567***

[13] Entergy 2012 CDP Report p.21-22
[14] Entergy 2012 CDP Report p.67
[15] Entergy 2012 CDP Report p. 20
[16] Id.
[17] Entergy 2012 CDP Report p. 21
[18] Entergy CDP Report p. 21
[19] Entergy 2012 Sustainability Report p. 22.
[20] Id.

Entergy Net Emissions ICF Verification 2012[21]	***49,438,750***

A. The Company's Sustainability Report does not fulfill the guidelines of the proposal.

The *Company letter,* page 2 states that "Starting on page 47 of the Sustainability report, the company devotes more than 20 pages to a discussion of existing and proposed policies to protect the environment and reduce greenhouse gas emissions."[22]. In reality, the Sustainability report focuses on Entergy's general sustainability and corporate engagement activities, covering the voluntary GHG stabilization goal in twelve sentences (including text from two charts).[23] The Sustainability Report instead includes coverage of a range of general environmental activities and compliance efforts.[24] Little of the Sustainability Report is relevant to policies to reduce greenhouse gas emissions, and the document mostly serves as a record of Entergy's stakeholder engagement.

B. Existing disclosures reveal that Entergy's GHG emissions are actually increasing, highlighting the need for the Proposal.

One of Entergy's primary arguments regarding substantial implementation is that it already voluntarily "stabilizes" its greenhouse gases. Analysis of these Entergy GHG reduction claims do not square with the data, which shows that Entergy's GHG emissions are gradually ***rising***[25]. Actions Entergy took between 2001 and 2005 do appear to have reduced emissions in that time period[26]. Since then, Entergy appears to be unable to further reduce its emissions. Its reporting arguably obscures this reality rather than acknowledging that its emissions are rising.

The Sustainability report notes that in 2012 Entergy "exceeded [its] annual target by approximately 6.4% due to growth in energy demand", however, Entergy also exceeded the annual targets in 2008, 2010 and 2011[27]. In 2008, emissions rose and exceeded the annual

[21] Entergy 2012 Sustainability Report p. 89
[22] Company letter, page 2.
[23] Entergy 2012 Sustainability Report, p.
[24] e.g., Environmental Vision Statement (which omits mention of climate change, GHG emissions, or carbon) (Entergy Sustainability Report p. 48); its environmental health and safety procedures (p. 49), habitat restoration activities p.51), its sponsorship of a Superbowl-themed sustainability website (p.52), its waste management activities including an employee trash pick-up event (p. 54-55), a soap recycling program (p.56), explanation on business groups it works with concerned with water protection (p. 56), efforts to keep birds from flying into transmission cables (p. 57), information on planning for intense storm impact on physical assets (p.59), information on offsetting activities (p. 60), information on compliance (p.61) , explanation of Entergy's hydropower plant's website (p.65), employee volunteerism (p.65, 66), and similar.

[25] Environmental Performance" webpage, available at: http://entergy.com/environment/performance.aspx (last accessed January 31, 2014). Also duplicated in Appendix 2.
[26] Id.
[27] Supra note 22.

stabilization goal (of 42.6 million tons of CO_2 per year) by 4%. In 2010, emissions rose and exceeded the annual stabilization goal by 5%. In 2011 emissions rose and exceeded the annual stabilization goal by 8%. In 2012, Entergy's emissions fell but it still exceeded its annual stabilization target by 6% as noted above. Entergy's emissions appear to have risen approximately 18.68% from its 2006 low, which negates most of the cuts it managed between 2001-2006.[28] Entergy's inability to make its annual emission stabilization goals may explain why it adopted longer range "cumulative targets" that cover total emissions over many years, which allows for less accountability for its carbon output on an annual basis. In its letter, Entergy says "The Company intends to maintain its voluntary goal to stabilize its cumulative CO_2 emissions.." **Yet, while the Company may have this goal, it would take an alert investor to notice that they are not accomplishing it, and certainly do not describe effective strategies consistent with reduction in greenhouse gases on the scale of 80% by 2050.**

Rather than clarifying the problem of rising emissions for its investors, Entergy's reporting obfuscates it. An investor might need to review Carbon Disclosure Project and third party GHG verification data for the last several years to cross reference data and definitions in order to discern the degree to which Entergy's emissions are rising.[29]

Voluntary stabilization efforts of the kind conducted by the Company have been seen by the EPA as well as nongovernmental organizations as "business as usual" activities[30] with limited ability to reduce carbon actions. An EPA analysis of voluntary reduction programs found that such programs can generally only produce a maximum of 19% reductions[31] and therefore have limited utility. This is approximately the same level of reductions Entergy achieved from 2001-2006, before its emissions began to rise again[32].

The Company asserts that rising emissions are "..due to growth in energy demand .."[33] However, earlier in its Sustainability Report, Entergy includes charts showing that retail power sales fell

---

[28] Per the "Entergy's Greenhouse Gas Commitment" chart on Entergy's "Environmental Performance" webpage, available at: http://entergy.com/environment/performance.aspx (last visited January 31, 2014).

[29] Id. The scale used for the charts showing year over year emissions on its "Environmental Performance" webpage and in its Sustainability Report arguably has the effect of making the emissions appear generally stabilized.

[30] Daniel Lashof, "Reported Reductions, Rising Emissions: The Failure of Voluntary Commitments and Reporting to Reduce the U.S. Electric Industry C02 Emissions", Natural Resource Defense Council October 2001, available at: http://www.epw.senate.gov/107th/NRDC_1115.pdf (last accessed January 31, 2014). Generally, and see p.5: "Like commitments to operate nuclear plants, commitments to invest in fossil plants so they continue to be profitable and operate as designed amount to no more than commitments to conduct business as usual."

[31] Ferguson et al, "Voluntary Greenhouse Gas Reduction Programs Have Limited Potential, Report No. 08-P-0206", US EPA Office of Inspector General July 23, 2008, available at: http://www.epa.gov/oig/reports/2008/20080723-08-P-0206.pdf (last accessed January 31, 2014), see p. 19: "We also found that it is unlikely these voluntary programs can reduce more than 19 percent of the projected 2010 GHG emissions for their industry sectors".

[32] Per the "Entergy's Greenhouse Gas Commitment" chart on Entergy's "Environmental Performance" webpage, available at: http://entergy.com/environment/performance.aspx (last visited January 31, 2014).

[33] Entergy 2012 Sustainability Report, p.50, 51.

between 2011 and 2012, as did peak energy demand,[34] which may have contributed to Entergy's poor financial performance.[35]

While these charts do not account for wholesale electricity sales, the CDP report seems to suggest that emissions rose for a different reason than increased demand, which is increased use of natural gas: Entergy says that emissions were exacerbated by ".. a full year of production at Entergy Wholesale Commodities (EWCs) natural gas fired CCGT Rhode Island Entergy Center (RIESC). This is a merchant energy plant which adds to EWC's electricity sales, The plant was acquired in December 2011 and ran for a full year during 2012 adding 1 million metric tons of CO_2 emissions of new Scope 1 emissions."[36] It is plants like these that Entergy is deploying in its "fleet transformation" effort, cited by the Company letter as one means of CO_2 reduction. **Yet here we see that the natural gas plant had the opposite effect of *increasing* CO2.**[37]

III. Entergy's Existing Carbon Reduction Activities and Strategies Reported in its Sustainability Report and CDP Report are not Consistent with the Goal of "80% Reduction in Greenhouse Gas Emissions by 2050".

While the Carbon Disclosure Project (CDP) report makes it possible to track the company's GHG emissions, the data and narrative therein lacks any evidence that the company is on track with a plan consistent with national achievement of 80% reductions by 2050.

The Proposal does not ask for general GHG disclosure as the Entergy letter suggest; rather, Proponents purposefully requested "additional actions" the company could take "consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050." The company's actions do not fulfill this guideline, because a) Entergy's current GHG activities, in many cases, do not reduce Entergy's greenhouse gas emissions, b) Entergy's GHG emissions are gradually rising, c) Entergy's existing reporting is unclear, at best.

[34] See "Utility Retail Kilowatt-Hour Sales" and "Utility Peak Demand" charts, Entergy 2012 Sustainability Report, p.28.
[35] Entergy 2012 Sustainability Report, p.17.
[36] Entergy 2012 CDP Report p.69, see also p.68.
[37] Id. Additionally, Entergy's voluntary targets only address approximately half of the company's total annual corporate emissions as verified by ICF (Entergy 2012 Sustainability Report, p. 89 & ICF Entergy Corporate Greenhouse Gas Inventory for Calendar Year 2012 Verification Report October 8 2013, available at: http://entergy.com/content/our_community/pdfs/ICFVerificationStatementReport_ISO14064-3_2012.pdf) which Entergy does not clearly explain in the Sustainability Report. Entergy does not have policies to address the emissions it chooses to exclude: emissions from power it purchases from "uncontrollable" sources. Including these sources of emissions in the voluntary stabilization targets would cause Entergy to exceed those voluntary targets by an even greater margin than they already are. As a result, its voluntary stabilization goal, which it is already not meeting, is even emptier in that Entergy shirks accountability for approximately half the emissions technically attributable to its power sales.

The Proposal does not request data regarding the Company's historical or current GHG related activities (which is the primary content of the Carbon Disclosure Project report). The Proposal is specific and clear: what can Entergy do to reduce the Company's GHG consistent with the aggressive goal of 80% reductions by 2050, considering the distributed and renewable energy options that are likely necessary to make significant reductions, as well as then leading efforts of peers.

The Company letter, CDP and Sustainability Reports all offer examples of GHG related activities that do not address the proposal's elements, but rather demonstrate a *business as usual path* of minor, piecemeal GHG reduction activity, inconsistent with the national 2050 goal and global urgency of such reductions.

A. Entergy's existing disclosures fail to address the strategy of developing distributed clean energy generation.

The guidelines of the Proposal explicitly include development of clean distributed generation because distributed energy is proving one of the few strategies capable of decarbonizing electricity generation[38] at a speed on par with the need to stave off catastrophic climate change (as noted previously: 80% reductions in emissions by 2050).

A distributed generation strategy involves deploying power generated and consumed at or near the same location,[39] a characteristic that provides efficiency gains and also allows for the integration of many smaller scale resources.[40] The approach is believed to offer substantial advantages in producing needed carbon reductions:

Efficiency: Distributed generation minimizes the power lost to transmission. "Line losses", power lost to the friction of travel through electrical lines, currently wastes 7% of US electricity annually.[41]

[38] Leia Guccione, "The Micro(grid) Solution to the Macro Challenge of Climate Change", Rocky Mountain Institute Outlet Oct 2, 2013, available at: http://blog.rmi.org/blog_2013_10_02_microgrid_solution_to_macro_challenge_of_climate_change (last accessed January 31, 2014). See also "A Roadmap for moving to a competitive low carbon economy in 2050", European Commission August 2011, available at: http://eur lex.europa.eu/LexUriServ/LexUriServ.do?uri=COM:2011:0112:FIN:en:PDF."Given that the central role of electricity in the low carbon economy requires significant use of renewables, many of which have variable output, considerable investments in networks are required to ensure continuity of supply at all times. Investment in smart grids is a key enabler for a low carbon electricity system, notably facilitating demand-side efficiency, larger shares of renewables and distributed generation and enabling electrification of transport." (p.7)

[39] "Learning About Renewable Energy: Distributed Energy Story", NREL, "They are "distributed" because they are placed at or near the point of energy consumption, unlike traditional "centralized" systems, where electricity is generated at a remotely located, large-scale power plant and then transmitted down power lines to the consumer." Available at: http://www.nrel.gov/learning/eds_distributed_energy.html (last accessed Jan 27, 2014).

[40] Id.

[41] "How much electricity is lost in transmission and distribution in the United States?", EIA, available at: http://www.eia.gov/tools/faqs/faq.cfm?id=105&t=3 (last visited Janb 27, 2014).

Facilitates renewable adoption: Distributed generation is a better match for the characteristics of renewable energy, enabling the use and growth of renewable technologies. Technology such as "combined heat and power" ("CHP") which uses heat generated by industrial exhaust to turn a turbine which generates more electricity, is most efficient if located at the site where electricity is used.[42] Studies show that combined heat and power could reduce global emissions by 10% by 2030, representing a savings equivalent to 1.5 times India's emissions.[43] Similarly, solar and wind power are site specific, located where wind resources are strong and solar intensity is high respectively, which may not be proximate to centralized generation and transmission.[44]

International business consultant Bain & Co describes the "Typical power sources for [distributed generation] energy systems also may include:

a. Rooftop solar photovoltaic installations

b. Small combined heat and power plants (CHPP) for households and small and midsize businesses

c. Larger CHPPs for commercial and industrial environments

d. Larger PV installations

e. Onshore wind parks that industrial and commercial organizations rely on to generate their own electricity or feed it into the grid[45] "

Distributed generation may also include technology such as "reciprocating engines, thermally-activated devices, fuel cells, digital controls, and remote monitoring equipment, among other components and technologies",[46] as well as geothermal, waste to energy and solar thermal technology.

The only mention of distributed generation in the Sustainability Report states "In our utility business, we see challenges looming on the horizon such as the need for significant investment in infrastructure and the potential for new environmental controls. Energy efficiency initiatives,

---

[42] Julia Friedman, Garth Otto, "Combined Heat and Power: A Resource Guide for State Energy Officials", NASEO 2013, available at: http://mojo.naseo.org/data/sites/1/documents/publications/CHP-for-State-Energy-Officials.pdf (Jan 27, 2014).
[43] "Combined Heat and Power: Evaluating the benefits of greater global investment", IEA, available at: http://www.iea.org/publications/freepublications/publication/chp_report.pdf (last accessed Jan 27, 2014).
[44] Marcelino Madrigal, Steven Stoft, "Transmission Expansion for Renewable Energy Scale-Up Emerging Lessons and Recommendations, Worldbank 2011, available at: http:/siteresources.worldbank.org/EXTENERGY2/Resources/Transmission-Expansion-and-RE.pdf (Jan 27, 2014), p. 4-7.
[45] "Distributed energy: Disrupting the utility business model, Bain April 2013, http://www.bain.com/publications/articles/distributed-energy-disrupting-the-utility-business-model.aspx (last accessed January 21, 2014).
[46] "The Potential Benefits of Distributed Generation and Rate-Related Issues that May Impede Their Expansion", DOE Feb 2005, available at: http://www.ferc.gov/legal/fed-sta/exp-study.pdf (last accessed January 21, 2014).

subsidized renewables and distributed generation are competitive alternatives that, along with evolving customer expectations and changing demographics, present a new reality for our utility business in the future."[47] Proponents agree. Yet Entergy does not explore this concept any further. As a result, Entergy does not address these elements of the proposal.

B. Entergy's existing disclosures fail to address the strategy of developing centralized renewable energy generation.

Nor does Entergy report on "strategies to deploy centralized renewable energy generation in the Company's geographic region". Entergy describes its existing renewable power plants in 18 words in its Sustainability Report: "In addition to the utility's 74 megawatts of hydro, EWC's generation portfolio includes 80 megawatts of wind power."[48] This totals 154 megawatts of renewable energy, out of a total generating capacity of 30,000 megawatts,[49] amounting to approximately .05% of Entergy's portfolio. This statement of existing resources does not satisfy the proposal's request for a consideration of renewable energy deployment strategies.

Entergy also claims that it "performs ongoing analysis of favorable financial and technical conditions for use of renewable energy resources"[50], yet its Integrated Resource Plan disregards solar adoption *through 2030* even amidst market conditions that include plummeting solar costs[51], disregarding the entire industry and the many technologies it encompasses, saying that "In no scenario were PV or biomass built."[52]

The Company's Carbon Disclosure Project report is similarly dismissive of renewable energy initiatives with this simple statement:

> "Entergy currently has no [capital expenditures] planned for renewable energy capacity development [through 2020]."[53]

Utilities in some states are required by state utility commissions to either construct renewable energy, or purchase credits elsewhere to take credit for construction of renewable energy facilities constructed elsewhere. Rather than constructing renewable energy facilities in its own region Entergy has purchased "682,574 Renewable Energy Credits (RECs) to satisfy the Public Utility Commission of Texas (PUCT) requirements" in 2012[54] alone. RECs are vouchers used by companies without renewable energy assets to comply with state laws that require utilities to have renewable energy generation. They do not entail construction of new renewable energy

---

[47] Entergy 2012 Sustainability Report p. 14.
[48] Entergy 2012 Sustainability Report p. 64.
[49] Entergy 2012 Sustainability Report p.3.
[50] Entergy 2012 Sustainability Report p.65.
[51] Ian Clover, "US solar power costs gall 60% in just 18 months", PV Magazine September 20, 2013, available at: http://www.pv-magazine.com/news/details/beitrag/us-solar-power-costs-fall-60-in-just-18-months_100012797/#axzz2s0g8kDLl (last accessed January 31, 2014).
[52] Entergy 2012 System Integrated Resource Plan p.22.
[53] Entergy 2012 CDP report p.96.
[54] Entergy 2012 CDP Report, p.66.

capacity in the company's own geographic region, but instead obtain "credit" for renewables from elsewhere.

C. Entergy's "Fleet Transformation" excludes Proposal elements of renewable and distributed energy.

Entergy discusses its plan for "fleet transformation" in the Company letter, Sustainability Report and CDP Report as proof of substantial implementation, but does not show a strategic path in alignment with the 2050 goal. It also includes no discussion of the fleet related elements expressly stated in the proposal: distributed generation and renewable energy.

Instead of addressing the guidelines of Proponents' resolution, Entergy's letter says "the Company has added clean, efficient combined cycle gas turbine generation resources and new, non-emitting nuclear capacity in its energy fleet. This policy will continue in the near term."[55] This is also the main method through which Entergy has ostensibly "stabilized" its GHG emissions "... the successful acquisition of 1,070 of natural gas fired CCGT capacity, start of construction of a 550 MW natural gas fired CCGT, completion of a 178 MW capacity uprate at Grand Gulf Nuclear Station and obtaining license renewals for Pilgrim Nuclear ... *are integral to successfully achieving Entergy's 10-year commitment to stabilize its cumulative CO2 emissions at 20 percent below year 2000 levels through 2020.*"[56] In the Sustainability Report, the fleet transformation discussion is titled "Clean Generation", but refers only to procurement of the ambiguous term "long-term resources," which is later defined as "natural gas-fired, combined cycle units[and] emission free nuclear generation..."[57]

Natural gas generation is fossil fuel consumption – not consistent with proposal guidelines. Natural gas is another aspect of Entergy's 'fleet transformation' that fails to address the proposal. As noted in the whereas clauses, fossil fuels add carbon to the atmosphere and are therefore not consistent with the guidelines. While Entergy repeatedly called natural gas "clean" and "efficient', this phrase is relative and made in comparison to coal incineration. Compared to coal, natural gas generation may emit less greenhouse gases, **however the growth of use of natural gas by the company undoubtedly contributed to its recent INCREASE in GHG emissions in recent years, which is not consistent with the direction of the proposal.** Indeed, natural gas plants are the only variety of generation Entergy seems to be considering investing in through 2031. Its 2012 Integrated Resource Plan states that "Gas-fired resources, Simple Cycle Gas-fired Combustion Turbines ("CT") and Combined Cycle Gas Turbines ("CCGT") are the preferred technologies for new build resources in most outcomes."[58] This narrow "fleet transformation" strategy is incompatible with the major cuts to emissions demanded by the 2050 goal.

[55] Company Letter p. 3 paragraph 4.
[56] Entergy 2012 CDP Report, p.4.
[57] Entergy 2012 Sustainability Report, p.64.
[58] Entergy System 2012 Integrated Resource Plan, October 2, 2012, p. 21. Available at: https://spofossil.entergy.com/ENTRFP/SEND/2012Rfp/Documents/2012%20System%20IRP%20Report%20-%20Final%2002Oct2012.pdf (last accessed January 31, 2014).

Changes in Nuclear operations limit CO_2 benefits. Per the above, Entergy says that " adding new, non-emitting nuclear capacity in its energy fleet ...will continue in the near term.." and that maintaining its nuclear fleet is "integral" to meeting its voluntary stabilization targets. Entergy reports that it has added a total of 700 megawatts of nuclear capacity over the last 10 years[59], but Entergy's impending closure of the Vermont Yankee plant[60] will reduce the nuclear fleet capacity by 620 megawatts[61]. Further, Entergy's Integrated Resource Plan states that Entergy does not plan to invest in additional nuclear, saying that "In no scenario were new nuclear or new coal built", referring to fleet additions through 2031.[62]

D. Entergy's reporting does not demonstrate consideration of "the most advanced practices and policies of utility peers in the US and worldwide"

Because Entergy is not actively promoting renewable energy, the company also does not follow the guideline of the proposal to consider the practices of utility peers. Instead, its programs lag others in the industry, and its reporting fails to acknowledge this reality. Entergy is the seventh largest utility in the nation,[63] yet is not competitive with peers on renewable energy generation. Entergy's closest peers in terms of size are Duke Energy (5th largest), Tennessee Valley Authority (6th largest), and First Energy (8th largest)).[64] **Each of these peers have renewable energy resources far in excess of Entergy, per the chart below[71]:** We recognize that utilities' energy mix necessarily varies by cost and region, however they represent the nearest peers in terms of size and therefore are the most logical firms to compare Entergy.

[59] Entergy 2012 CDP Report, p. 93 "Over the last decade, Entergy has increased the output of its nuclear fleet by nearly 700 megawatts..".
[60] . Matthew Wald, "Vermont Yankee Plant to Close Next Year As the Nuclear Industry Retrenches", New York Times Aug 27, 2013, available at: http://www.nytimes.com/2013/08/28/science/entergy-announces-closing-of-vermont-nuclear-plant.html?_r=0 (last accessed Jan 21, 2014).
[61] Marc Brown, "Vermont Yankee closing will push us closer to the energy cliff", Hartford Business.com Sept 9, 2013, available at: http://www.hartfordbusiness.com/article/20130909/PRINTEDITION/309069946 (last accessed Jan 21, 2014).
[62] Supra note 59. at p.22.
[63] M. J. Bradley & Associates, LLC, "Benchmarking Air Emissions of the 100 Largest Electric Utilities in the United States", Ceres 2013 available at: http://www.ceres.org/resources/reports/benchmarking-air-emissions-of-the-100-largest-electric-power-producers-in-the-united-states (last accessed Jan 21, 2014). p.7.
[64] Id., p 7.

Energy Generation in Megawatts by Entergy and Size-peer Utilities

Utility and US Size ranking	Duke (5th)	TVA (6th-PUBLIC)	Entergy (7th)	First Energy (8th)
Solar	100[65]	124[66]	0	0
Wind	1600[67]	1542[68]	80[69]	476[70]
Hydropower	3525[71]	4634[72]	74[73]	1938.3[74]

Entergy lags on solar: Entergy owns no solar assets, yet solar is booming in the US[75]. Other utilities are pursuing various creative means of accessing the market.[76] Aside from the examples of size-peer utilities in the chart above, PG&E, the largest utility on the West Coast, sold 800 megawatts of solar power to its customers in 2012.[77] Solar is growing nationally, including in states not famous for its sun; Public Service Electric & Gas Co., of New Jersey, sold 145 megawatts of solar.[78]

---

[65] "Solar Power Projects", Duke Energy Renewables 2013, available at: http://www.duke-energy.com/pdfs/Solar-Power-Projects-Fact-Sheet.pdf (last accessed Jan 21, 2014).
[66] "Fact Sheet TVA Solar Growth", TVA 2013, http://www.tva.com/news/releases/julsep13/Fact%20Sheet%20-%20TVA%20Solar%20Programs.pdf (last accessed Jan 21, 2014).
[67] "Wind Power", Duke Energy, available at: http://www.duke-energy.com/commercial-renewables/wind-energy.asp (last accessed Jan 21, 2014).
[68] "Energy Purchases from Wind Farms", TVA, available at: http://www.tva.com/power/wind_purchases.htm (last accessed Jan 21, 2014).
[69] Entergy 2012 Sustainability Report at p. 64
[70] "Generation Plants Map" First Energy 2013, available at: https://www.firstenergycorp.com/content/fecorp/about/generation_system/generation_plantsmap.html (last accessed Jan 21, 2014).
[71] "Hydroelectric Energy", Duke Energy, available at: http://www.duke-energy.com/environment/hydroelectric-power.asp (last accessed Jan 21, 2014).
[72] "Dams and Hydro Plants", TVA, available at: http://www.tva.com/power/pdf/hydro.pdf (last accessed Jan 21, 2014).
[73] Entergy 2012 Sustainability Report,s p. 64.
[74] Supra note 72.
[75] Giles Parkinson, "Deutsche Bank Predicts Second Solar 'Gold Rush'", GreentechMedia January 9, 2014, available at: http://www.greentechmedia.com/articles/read/deutsche-bank-predicts-second-solar-gold-rush (last accessed Jan 21, 2014).
[76] Alison Mickey, "Integrys Energy Services Partners with Clean Power Finance for First Residential Solar Investments", Marketwatch Jan 8, 2014, http://www.marketwatch.com/story/integrys-energy-services-partners-with-clean-power-finance-for-first-residential-solar-investments-2014-01-08 (last accessed Jan 21, 2014).
[77] "2012 SEPA Utility Solar Rankings", SEPA 2012, available at: http://www.solarelectricpower.org/media/8186/final-2012-top-10-report-v2.pdf (last accessed Jan 21, 201s4), p.6.
[78] Id.

Entergy lags on wind: Utility scale wind is being rapidly adopted by utilities other than Entergy, even utilities with heavy coal or otherwise high carbon portfolios. For example, MidAmerican Energy is aggressively bringing over 1,000 megawatts of wind online by 2015.[79] Similarly, Xcel Energy is bringing 550 megawatts of new wind power online, increasing the level of wind in its Colorado service area by 25%.[80] Yet, Entergy does not plan to invest any capital expenditures in renewable energy through 2020,[81] despite operating in Texas which is experiencing a "wind boom".[82]

Entergy is not working to develop or integrate distributed energy: Many utilities are responding creatively to the challenge posed by distributed energy by facilitating their customers' purchase of distributed energy, providing distributed energy assets, and enabling rather than obstructing public policies for distributed generation. Examples include:

Duke Energy's solar program: Duke Energy installs Duke-owned solar equipment on its customers' homes, businesses, and government facilities in North Carolina.[83] Duke also, along with other utilities, invested in a fund that finances customer-owned solar.[84]

President and CEO of Edison International (15th largest US Investor Owned Utility)[85]: "We believe "distributed energy," including rooftop solar, has the potential to offer customers cleaner power, more choices and more control over their energy bills. We have the expertise to create and the electric infrastructure to make that happen."[86]

The Tennessee Valley Authority (TVA) has two programs to encourage small scale renewable development. The first pays developers a $1,000 grant for installation and then a premium for power generated, costs defrayed by customers that opt in for higher rates through a Green Pricing Program called "Energy Switch".[87] The second encourages distributed generators to enter into power purchase agreements with TVA.[88]

---

[79] Jeff Anthony, "The Numbers Don't Lie: U.S. Utilities Continue To Embrace Wind Energy", North American Wind Power June 6 2013, available at: http://nawindpower.com/e107_plugins/content/content.php?content.11601 (last accessed Jan 21, 2014).
[80] Id.
[81] Entergy 2012 CDP Report, p. 96.
[82] Ben Block, "In Windy West Texas, An Economic Boom", Worldwatch Institute, available at: http://www.worldwatch.org/node/5829, (last accessed Jan 21, 2014).
[83] "North Carolina Solar Distributed Generation", Duke Energy 2013, available at: http://www.duke-energy.com/north-carolina/renewable-energy/nc-solar-distributed-generation-program.asp (last accessed Jan 21, 2014).
[84] Supra note 78.
[85] Supra note 64.
[86] "Q&A: Edison International chief talks energy", Orange County Register Jan 21, 2014, available at: http://www.ocregister.com/articles/edison-598204-customers-energy.html, (last accessed Jan 21, 2014).
[87] "2014 Green Power Providers Program", TVA 2014, available at: http://www.tva.com/greenpowerswitch/providers/index.htm, (last accessed Jan 21, 2014), see also Tennessee Incentives/Policies for Renewables & Efficiency", DSIRE 2014, available at: http://www.dsireusa.org/incentives/incentive.cfm?Incentive_Code=TN02F&re=1&ee=1 (last accessed Jan 21, 2014)
[88] Id.

PG&E facilitates access to and understanding of the distributed energy programs offered by the state that are administered by the utility. It held 145 classes to teach 3000 customers how to take advantage of distributed generation opportunities, help customers estimate the possible savings from adding solar to their homes, and helps teach contractors how to install solar hot water heaters to increase the number of licensed providers.[89]

Abroad, Russian utilities are deploying microturbines,[90] Germany's largest utility "wants to move away from simply being a developer and owner of centralized power plants and instead help use its expertise to help manage and integrate renewables into the grid..",[91] and Japanese utilities "rush to energy storage" .. "to help integrate renewables into the grid".[92]

IV. The Proposal Has Not Been Substantially Implemented Consistent With Prior Staff Precedents.

The present case is analogous to *Chevron Corp.* (March 4, 2008) where the company had argued that it had substantially implemented a proposal seeking **goals for *reducing* greenhouse gas emissions**. Although the company had set goals for its facilities which entailed only **stabilizing** the greenhouse gas output normalized per unit of production (greenhouse gas intensity), *actual greenhouse gas emissions continued to rise. Also, it had not set goals for reducing greenhouse gas emissions of its products.* The staff found that the proposal was not substantially implemented. As in *Chevron*, in the present instance, the Company has not followed the clearly stated guideline of the Proposal which seeks for it to establish GHG strategies consistent with the 2050 goals.

The Company cites five cases as precedent establishing that the Proposal is substantially implemented. In each of the four cases cited, the company in question met the guidelines and essential purpose of the proposal. In contrast, the Company has presently not done either.

In *Duke Energy* (Feb 21, 2012), the proposal asked "that a committee of independent directors of the Board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers." Although Duke Energy had not appointed a special committee of independent directors to review and issue the report, and although the

[89] "Solar and Other Distributed Generation", PG&E 2014, available at: http://www.pgecorp.com/corp_responsibility/reports/2011/co06_solar.jsp, (last accessed Jan 21, 2014).
[90] William Pentland, "Russia Gambles on Utility Scale Distributed Energy, Forbes June 25, 2013, http://www.forbes.com/sites/williampentland/2013/06/25/russia-gambles-on-utility-scale-distributed-energy/ (last accessed Jan 21, 2014).
[91] Stephen Lacey, "Under Threat, Germany's Second-Biggest Utility Says It Will Create a New 'Prosumer Business Model', GreentechMedia October 23, 2013, available at: http://www.greentechmedia.com/articles/read/germanys-largest-utility-shifts-strategy-saying-solar-will-threaten-the-com, (last accessed Jan 21, 2014).
[92] Giles Parkinson, "Japanese energy giants rush into storage as solar booms", RenewEconomy Dec 4, 2013, available at: http://reneweconomy.com.au/2013/japanese-energy-giants-rush-storage-solar-booms-58508, (last accessed Jan 21, 2014).

disclosures were not made in precisely the manner contemplated by the proponent, the Staff nevertheless agreed that the disclosures "compared favorably" and the proposal was therefore excludable. Viewing the disclosures be Duke one sees that they in fact discussed and implemented substantial renewable energy and energy efficiency efforts, and therefore came close to meeting the guidelines of the proposal. The Sustainability Report gave a state by state breakdown of the implementation of the Company's smart grid and other energy efficiency programs. The Sustainability Report also gave detailed information on the Company's wind and solar portfolio and the Company's plans to increase that portfolio in the future. The only issues in contention against the guidelines of the proposal were whether the company had issued "comprehensive" renewable energy and energy efficiency programs, and the failure to have the reporting reviewed by a committee of independent directors. In contrast, in the present matter, the Company has failed to provide **any** evidence of meeting numerous of the guidelines of the proposal as described above –strategy in consideration of the 2050 goal, addressing distributed and renewable energy as a substantial part of the GHG solutions, and consideration of actions of utility peers.

In *ExxonMobil (AFL-CIO)*(March 17, 2011), the proposal requested that ExxonMobil describe steps it has taken to reduce accidents, including the role of board oversight. The proposal did not include any further guidelines on the types of measures or accidents on which the company should report. ExxonMobil was able to show that existing reporting on its website describing the company's safety management processes fulfilled the requirements: steps to reduce accidents and the existing charter to the board to oversee safety issues.

In *Merck & Co.* (March 14, 2012) the proposal requested that the company issue a report describing measures it was taking to improve animal welfare. The company had in fact published a set of standards and practices for animal welfare protection.

Entergy also cites *ExxonMobil* (Jan. 24, 2001) which also demonstrate well the distinction from the present Proposal. In *ExxonMobil* (Jan 24, 2001), the proposal requested that the company provide an analysis of risks related to the Chad Cameroon pipeline. ExxonMobil published an entire website with detailed information responsive to the proposal and also cited the prior year's proxy resolution rebuttal as providing much of the information requested in the proposal.

Unlike the cases cited by the Company, Entergy has not provided the requested disclosure and has not fulfilled the Proposal in question. Instead, the Company's position is more similar to *ExxonMobil (Green Century)* (March 17, 2011), where the proposal sought a report on environmental social and economic challenges of oil sands development. Although ExxonMobil claimed that its existing website discussions fulfilled this request, the proponent was able to identify an array of challenges clearly indicated by the proposal's guidelines that the company had not disclosed.

The Company goes on to boldly assert:

> **It is not clear, therefore, what else the Company could do to implement the Proposal's essential objective.**

In contrast to this Company statement, **the Proposal is very clear about a set of actions and objectives that the Company fails to meet in its reporting**:

- There is no reflection in the current materials of a plan for emissions reductions consistent with the President's *80% by 2050* goal; in fact there is no discussion of the 2050 goal anywhere in the materials presented. Reductions in greenhouse gas emissions consistent with that goal would be orders of magnitude above the current company activities that show a modest increase in greenhouse gases in the last three years, in part because of the increased usage of natural gas.
- There is no reflection of an approach showing consideration of the best efforts of utility peers; the company is a laggard among its peers based on the available metrics.
- The Company's statements regarding goals and charts of emissions "stabilization" are accompanied by evidence that Entergy's actual GHG emissions have been rising.
- The Company fails to meaningfully address core solutions provided in the supporting statement, distributed energy and centralized renewable energy strategies within its regions of operation.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis

Amelia Timbers
As You Sow Foundation

cc: Edna M. Chism
Andrew Behar

Appendix 1
The Proposal

CLIMATE CHANGE AND INCREASED RENEWABLE ENERGY

WHEREAS:

- The findings of the International Panel on Climate Change's Fifth Assessment Report, "Climate Change 2013: The Physical Basis" served to endorse the Copenhagen Accord (signed by the United States and 114 other nations), which states that "[increases] in global temperature should be [kept] below two degrees Celsius" to avoid potentially devastating societal harm, and "deep cuts in global emissions are required" to do so.

- In its 2012 World Energy Outlook, the International Energy Agency (IEA) states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 °C goal..." and "Almost two-thirds of these carbon reserves are related to coal...".

- In its 2013 Annual Energy Outlook, the U.S. Energy Information Administration forecast that US electricity demand will increase nearly 30% by 2040. It is consequently imperative that new energy demand be met with carbon free energy sources.

- A 2013 report by Citi estimates that of the $9.7 trillion anticipated investment in power generation globally by 2035, 71% will be invested in renewables or clean technologies.

- Price Waterhouse Cooper's 2013 Global Power and Utilities Survey found that "Many in the industry expect the existing power utility business model ... to transform or even be unrecognisable in the period between now and 2030" and "...that there is a significant degree of societal concern about extractive activities and a feeling that renewable energy ... is here to stay."

- Utility association the Edison Electric Institute's 2013 report "Disruptive Challenges" warns that the electric power sector will suffer "irreparable damages to revenues and growth prospects" as widespread adoption of solar and distributed energy resources threaten utilities and that "While the various disruptive challenges facing the electric utility industry may have different implications, they all create adverse impacts on revenues, as well as on investor returns ...". The report goes on to say that "...the industry and its stakeholders must proactively assess the impacts and alternatives available to address disruptive challenges..." and concludes that "Ultimately, all stakeholders must embrace change in technology and business models in order to maintain a viable utility industry."

-

RESOLVED:
Shareholders request that the Entergy Corporation prepare a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050. The report should be published by October 1, 2014 at a reasonable cost and omit proprietary information.

Supporting statement:
Such policy options shall consider innovative technologies and strategies for energy generation, such as placing greater emphasis on distributed clean energy sources or strategies to deploy centralized renewable energy generation in the Company's geographic region, as well as consideration of the most advanced practices and policies of utility peers in the US and worldwide.

Appendix 2 Entergy Carbon Charts


Greenhouse Gas Commitment
100
0
53.2 53.2 53.2 53.2 53.2
37.0 44.4 44.9 46.1
42.6 42.6 42.6 42.6 42.6 42.6
44.2 31.7 37.8
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2020
Annual Target
Actual Generation Emissions
Actual Annual Total Emissions

http://entergy.com/environment/performance.aspx


Greenhouse Gas Commitment
CO_2
100
0
53.2 53.2 53.2 53.2 53.2
49.6 44.2 36.8 38.3 35.6 31.7 35.4 36.1 33.0 36.9 37.8
42.6 42.6 44.4 42.6 42.6 44.9 42.6 46.1 42.6
37.0 38.9 42.6 39.8
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Annual Target
(million tons/year)
Actual Generation Emissions
Includes Large Plants and Small Sources
(million tons/year)
Actual Annual Total Emissions
Actual Generation Emissions + Actual Controllable Purchase Emissions
(million tons/year)

http://entergy.com/our_community/environment/performance.aspx

Entergy's actual annual total greenhouse gas emissions have been rising as shown by these Entergy charts.


Entergy

Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel. (504) 576-4548

Edna M. Chism
Assistant General Counsel

December 23, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by As You Sow

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by As You Sow (the "Proponent") on November 27, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2014 Annual Meeting on or about March 18, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.



Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel (504) 576-4548

Edna M. Chism
Assistant General Counsel

December 23, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by As You Sow

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by As You Sow (the "Proponent") on November 27, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2014 Annual Meeting on or about March 18, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

Following several "Whereas" clauses, the Proposal sets forth the following resolution to be voted on by shareholders at the 2014 Annual Meeting:

> "Resolved: Shareholders request that the Entergy Corporation prepare a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050. The report should be published by October 1, 2014 at a reasonable cost and omit proprietary information."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.

The Company has already taken those actions set forth in the Proposal and has therefore already implemented the Proposal's essential objectives. Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has already addressed each element of a proposal, that proposal may be excluded. The Company need not have implemented each element in the precise manner suggested by the proponent. Release No. 34-20091 (August 16, 1983). Rather, the actions taken by the Company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, Entergy has already "substantially implemented" the Proposal, and it may therefore exclude the Proposal pursuant to Rule 14a-8(i)(10). The core of the Proposal (that is, its "essential objective") is a request that the Company disclose the policies it could adopt to reduce its greenhouse gas emissions, including, according to the Proposal's supporting statement, consideration of "innovative technologies," clean and renewable "strategies for energy generation," and the advanced practices of utility company peers. The Company already provides extensive information regarding the policies and practices it has adopted and those it will pursue in the near- and long-term to reduce greenhouse gas emissions. This information is available in great detail through the Company's annual Sustainability Report (the "Sustainability Report"), which will be integrated with the Company's Annual Report to Shareholders beginning in 2014, and through the Company's annual disclosures to the Carbon Disclosure Project (the "CDP Report"). The Sustainability Report and the CDP Report are attached hereto as Exhibits B and C, respectively, and both are available on the Company's website.

Beginning at page 47 of the Sustainability Report, the Company devotes more than 20 pages to a discussion of its existing and proposed policies to protect the environment and reduce greenhouse gas emissions, which existing and proposed policies are part of the Company's 10-

year, holistic environmental strategy entitled "Environment 2020." The broad contours of Entergy's forward-looking policies that comprise Environment 2020 are outlined on page 48 in the Company's "Environmental Vision Statement." There, the Company broadly identifies numerous ways in which it will endeavor in the future to reduce greenhouse gas emissions, among other pollutants, including through the development of technology and "strategies for energy generation" (including an emphasis on clean and renewable energy generation). Among these policies are: promoting "cleaner and more efficient generation, transmission, distribution and use of energy"; encouraging "employees to conduct their personal and corporate lives in such a way that Earth's environment is preserved for future generations"; and meeting and exceeding "environmental legal requirements." The Sustainability Report goes on to state that one of the Company's policy goals through 2020 is to maintain "CO2 emissions from Entergy-owned power plants and controllable power purchases at 20 percent below year 2000 levels." The Company also provides extensive disclosures concerning its Environment 2020 strategy and its industry-leading policies on climate change and greenhouse gas emissions on its website, at http://www.entergy.com/environment/.

Other near-term policies detailed in the report include ongoing efforts to reduce sulfur dioxide and nitrogen oxide emissions from Entergy-owned plants and to increase over this same period the percentage of power generated from clean, efficient, natural gas-fired facilities. The Company states expressly that it "expect[s] to use both approaches to reduce air emissions in the future." Entergy also notes its intention to significantly expand educational materials on energy efficiency and energy conservation available online to its customers. And it highlights several technology-related projects, including ongoing development of energy efficient transmission and distribution technologies to reduce line losses and neural network control systems to improve generation efficiency and efficiencies at Entergy's nuclear plants.

The CDP Report goes into even greater detail, specifically focusing on CO2-related policies and procedures the Company has and will continue to employ as well as those that are being developed. The CDP Report provides numerous forward looking statements about what the Company expects to do in the next few years. Some of these ongoing policies that will effect a reduction in greenhouse gases in the near-term include the following:

- *Fleet Transformation & Nuclear Capacity Uprates* – In recent years, the Company has added clean, efficient combined cycle gas turbine generation resources and new, non-emitting nuclear capacity in its energy fleet. This policy will continue in the near-term. (*See, e.g.*, discussion on pages 8, 18, and 30 of the CDP Report.)
- *End User Efficiency* – Entergy estimates that end-user efficiencies reducing megawatt hours of energy used in 2012 avoided the emission of approximately 159,000 metric tons of CO2 into the atmosphere. This policy will remain in force and further reductions are expected in the near-term. (*See, e.g.*, discussion on pages 18, 31 and 34 of the CDP Report.)
- *Voluntary GHG Stabilization Goals* – The Company intends to maintain its voluntary goal to stabilize its cumulative CO2 emissions at 20 percent below year 2000 levels through 2020. (*See, e.g.*, discussion on pages 4, 8, 15, and 83 of the CDP Report.)
- *Environmental Initiatives Fund* – Entergy has and continues to invest in equipment upgrades, carbon sequestration projects and carbon offsets to lower CO2 emissions. An Environmental Initiatives Fund was created in 2001 to purchase high quality external offsets and help fund internal equipment upgrades such as neural network control systems to improve generation plant

efficiency. Entergy invested approximately $32 million from 2001 to 2012 in these projects and has established a portfolio of over 2.7 million metric tons of offsets (registered at www.americancarbonregistry.org). In 2012, Entergy funded a 3,000 acre bottomland hardwood reforestation project that will remove over 460,000 metric tons of CO_2 from the atmosphere over the next 40 years. These efforts will continue in the near-term as well. (*See, e.g.*, discussion on pages 21-23 and 48 of the CDP Report.)

Even a brief examination of these two documents would indicate the lengths to which the Company has gone to develop, adopt, and inform its shareholders of numerous long- and near-term policies used by the Company to reduce greenhouse gas emissions. We think it clear, therefore, that the Company has already addressed the "essential objectives" of the Proposal and that the Proposal may, pursuant to Rule 14a-8(i)(10), be excluded from the Proxy Materials.

Less than two years ago, the Staff reviewed a substantially similar proposal challenged by another energy company that had similarly provided detailed information about its efforts to reduce greenhouse gas emissions. The Staff determined that the proposal was excludable pursuant to Rule 14a-8(i)(10). *See Duke Energy* (Feb. 21, 2012). In *Duke Energy*, the proponent, in strikingly similar language, asked "that a committee of independent directors of the Board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers." The Company argued that the information was already available in its Form 10-K and its annual sustainability report. Although Duke Energy had not appointed a special committee of independent directors to review and issue the report, and although the disclosures were not made in precisely the manner contemplated by the proponent, the Staff nevertheless agreed that the disclosures "compared favorably" with the contours of the proposal and that the proposal was therefore excludable. Numerous other letters reinforce this approach. *See, e.g.*, *Exxon Mobil* (March 17, 2011) (concurring in the exclusion of a proposal asking for a report on the steps the company had taken to address ongoing safety concerns because the company's "public disclosures compare[d] favorably with the guidelines of the proposal"); *Merck & Co., Inc.* (March 14, 2012) (concurring in the exclusion of a proposal asking for a report on the safe and humane treatment of animals because the company had already provided information on its website and further information was publicly available through disclosures made to the United States Department of Agriculture); *Exxon Mobil* (Jan. 24, 2001) (concurring in the exclusion of a proposal to review a pipeline project, develop criteria for involvement in the project, and report to shareholders because it was substantially implemented by prior analysis of the project and publication of such information on company's website).

Entergy is in a directly analogous position to Duke Energy in that the Company has already provided the public disclosures requested by both the Proposal's resolution and its supporting materials. It is not clear, therefore, what else the Company could do to implement the Proposal's essential objective. As laid out above, the Company in fact has already taken the actions necessary to implement the Proposal. It has already and will continue to develop and adopt policies to control and reduce greenhouse gas emissions, and it has already and will continue to provide information to its shareholders about these ongoing and proposed policies. Like the other instances cited above in which exclusions were permitted under Rule 14a-8(i)(10), the very concerns raised by the Proposal and in its supporting materials have been addressed and reported on by the Company through its website and through its annual Sustainability Report and CDP Report, both of which are available on the Company's website. Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2014 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

Attachments

cc: Amelia Timbers, Energy Program Manager, As You Sow
Marcus V. Brown
Daniel T. Falstad

<u>Exhibit A</u>
Proponent's Submission



1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

November 26, 2013

Entergy Corporation
ATTN: Corporate Secretary Robert D. Sloan
639 Loyola Ave.
New Orleans, LA 70113

RE: Shareholder Proposal

Dear Robert D. Sloan,

As You Sow, a non-profit organization whose mission is to promote corporate accountability, sends this letter to notify you of our intention to file the enclosed shareholder resolution with the Entergy Corporation on behalf of the Park Foundation.

As You Sow submits this shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The Park Foundation holds more than $2,000 of Entergy Corporation stock, acquired more than one year prior to the filing date and held continuously for that time. The Park Foundation will remain invested in this position continuously through the date of the 2014 annual meeting. Please forward any correspondence relating to this matter to As You Sow at the contact below, and not to the Park Foundation.

Within the next 14 days, As You Sow will submit a letter from Mr. Jon Jensen authorizing us to act on behalf of the Park Foundation, as well as proof of stock ownership. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

We hope that a dialogue with the Entergy Corporation can result in resolution of our concerns. If you have any questions or comments regarding this letter or resolution, please contact Amelia Timbers, Energy Program Manager, (510) 735-8153 or atimbers@asyousow.org.

Please confirm receipt of this letter via U.S. Mail or via email to: atimbers @asyousow.org.

Kindest Regards,

Amelia Timbers

CLIMATE CHANGE AND INCREASED RENEWABLE ENERGY

WHEREAS:

- The findings of the International Panel on Climate Change's Fifth Assessment Report, "Climate Change 2013: The Physical Basis" served to endorse the Copenhagen Accord (signed by the United States and 114 other nations), which states that "[increases] in global temperature should be [kept] below two degrees Celsius" to avoid potentially devastating societal harm, and "deep cuts in global emissions are required" to do so.

- In its 2012 World Energy Outlook, the International Energy Agency (IEA) states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 °C goal..." and "Almost two-thirds of these carbon reserves are related to coal...".

- In its 2013 Annual Energy Outlook, the U.S. Energy Information Administration forecast that US electricity demand will increase nearly 30% by 2040. It is consequently imperative that new energy demand be met with carbon free energy sources.

- A 2013 report by Citi estimates that of the $9.7 trillion anticipated investment in power generation globally by 2035, 71% will be invested in renewables or clean technologies.

- Price Waterhouse Cooper's 2013 Global Power and Utilities Survey found that "Many in the industry expect the existing power utility business model ... to transform or even be unrecognisable in the period between now and 2030" and "...that there is a significant degree of societal concern about extractive activities and a feeling that renewable energy ... is here to stay."

- Utility association the Edison Electric Institute's 2013 report "Disruptive Challenges" warns that the electric power sector will suffer "irreparable damages to revenues and growth prospects" as widespread adoption of solar and distributed energy resources threaten utilities and that "While the various disruptive challenges facing the electric utility industry may have different implications, they all create adverse impacts on revenues, as well as on investor returns ...". The report goes on to say that "...the industry and its stakeholders must proactively assess the impacts and alternatives available to address disruptive challenges..." and concludes that "Ultimately, all stakeholders must embrace change in technology and business models in order to maintain a viable utility industry."

RESOLVED:
Shareholders request that the Entergy Corporation prepare a report, reviewed by a board committee of independent directors, on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050. The report should be published by October 1, 2014 at a reasonable cost and omit proprietary information.

Supporting statement:
Such policy options shall consider innovative technologies and strategies for energy generation, such as placing greater emphasis on distributed clean energy sources or strategies to deploy centralized renewable energy generation in the Company's geographic region, as well as consideration of the most advanced practices and policies of utility peers in the US and worldwide.



AS YOU SOW 1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612 www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 9, 2013

ATTN: Corporate Secretary Robert D. Sloan
Entergy Corporation
639 Loyola Ave.
New Orleans, LA 70113

RE: Shareholder Proposal Documents

Dear Robert D. Sloan,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We submitted a shareholder resolution on behalf of the Park Foundation, the beneficial owner of over $2,000 worth of Entergy Corporation shares, on November 26, 2013.

We are submitting the enclosed letter from the Park Foundation authorizing us to act on its behalf, as well as proof of stock ownership by his DTC participating broker Northern Trust.

Let me know if you have any questions.

Please confirm at your earliest opportunity via U.S. Mail or via email to: atimbers @asyousow.org.

Kindest Regards,

Amelia Timbers
Energy Program Manager

Enclosures:

- Park Proof of Ownership
- Park Authorization



November 26, 2013

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Andrew Behar,

I hereby authorize As You Sow to file a shareholder resolution on behalf of the Park Foundation with Entergy Corporation, and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution requests that the board of directors adopt a policy regarding its energy portfolio.

The Park Foundation is the owner of more than $2,000 worth of stock that it has held continuously for over a year. We intend to hold the stock through the date of the company's annual meeting in 2014.

I give As You Sow the authority to deal on the Park Foundation's behalf with any and all aspects of the shareholder resolution. I understand that the Park Foundation's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057


100% post-consumer fiber
Totally chlorine free


PRINTED WITH
SOY INK



November 26, 2013

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Andrew Behar,

I hereby authorize As You Sow to file a shareholder resolution on behalf of the Park Foundation with Entergy Corporation, and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution requests that the board of directors adopt a policy regarding its energy portfolio.

The Park Foundation is the owner of more than $2,000 worth of stock that it has held continuously for over a year. We intend to hold the stock through the date of the company's annual meeting in 2014.

I give As You Sow the authority to deal on the Park Foundation's behalf with any and all aspects of the shareholder resolution. I understand that the Park Foundation's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057


100% post-consumer fiber
Totally chlorine free

The Northern Trust Company

50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000



November 26, 2013

Entergy Corporation
ATTN: Corporate Secretary Robert D. Sloan
639 Loyola Ave.
New Orleans, LA 70113

RE: Proof of Share Ownership

Dear Robert D. Sloan,

As of November 26, 2013, Northern Trust Company has held 175 shares of Entergy Corporation, in excess of $2,000, continuously for over one year for The Park Foundation. The Park Foundation has informed us that they intend to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Northern Trust Company at the Depository Trust Company.

Yours sincerely,

Frank Fauser
Vice President

Exhibit B
2012 Sustainability Report



lighting the way

CREATING SUSTAINABLE VALUE FOR THE NEXT 100 YEARS

2012 Entergy Sustainability Report

lighting the way

Contents



About this Report

Our 12th sustainability report builds on the efforts we took in our 2011 report to expand our approach to sustainability reporting, using the Global Reporting Initiative for our reporting structure. This report meets GRI 3.1 Level B (self-declared). This report includes 2012 data from Entergy's two primary business segments: Utility and Entergy Wholesale Commodities, both of which operate wholly within the United States. Our sustainability reporting covers material issues that are relevant to achieving business goals, stakeholder interests, value drivers including reputation, organizational objectives and our competitive environment. A detailed GRI index is available online.

Assurance of the financial data in this report comes from our internal controls over financial reporting, which Entergy management assesses annually using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Deloitte & Touche LLP has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of Dec. 31, 2012.

In 2012, our greenhouse gas inventory was verified by an independent, third party in accordance with international standards (ISO 14064.1). The inventory and verification statement are available at **americancarbonregistry.org** and **entergy.com/environment**. We invite you to engage with us by visiting **entergy.com/sustainability**. We welcome your feedback and suggestions to help us continue to improve our sustainability reporting.

A form for submitting your comments and questions is at **entergy.com/contact_us.**

About Entergy

Entergy Corporation, which celebrates its 100th birthday in 2013, is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation's leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $10 billion and approximately 15,000 employees.



Entergy Corporation Operating Areas

- **Utility Service Area:** Entergy provides electrical service to 2.8 million customers in four states.
- **Entergy Wholesale Commodities (EWC) Nuclear Facilities:** Outside of the utility service area, Entergy owns and operates additional nuclear power plants that generate electricity for the wholesale market.
- **EWC Fossil Facilities:** Our wholesale power generation facilities include four fossil-fuel plants in the Southeast.
- **EWC Wind Facilities:** Entergy also shares ownership in two wholesale wind-powered generating facilities.

We Power Life

Owners | Customers | Employees | Communities

Our Mission and Stakeholders

Entergy exists to operate a world-class energy business that creates sustainable value for our owners, customers, employees and communities.

- For our **owners**, we create value by aspiring to provide top-quartile returns through the relentless pursuit of opportunities to optimize our business.
- For our **customers**, we create value by constantly striving for reasonable costs and providing safe, reliable products and services.
- For our **employees**, we provide a safe, rewarding, engaging, diverse and inclusive work environment, fair compensation and benefits, and opportunities to advance their careers.
- For our **communities**, we create value through economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible way.

2012 HIGHLIGHTS

We made significant achievements in 2012 that in some cases delivered near-term value for Entergy stakeholders and in others, better positioned Entergy to create sustainable value in the future. Highlights of our 2012 accomplishments include:

- Successfully restored power to 92 percent of customers within five days after Hurricane Isaac, the fourth-largest storm in the company's history.
- Successfully prepared for, responded to and supported restoration for Superstorm Sandy.
- Restored power to 94 percent of customers within five days after the December 2012 winter storm in Arkansas.
- Closed acquisitions of the Hinds and Hot Spring generating facilities.
- Successfully obtained orders from utility retail regulators granting their requests, subject to terms and conditions, to join Midcontinent Independent System Operator, Inc. (MISO). An order from the Missouri Public Service Commission, which does not regulate retail service for any Entergy Operating Company, remains outstanding.
- Filed applications with state and federal regulatory authorities to support the proposed spin-off and merger of our electrical transmission business with ITC Holdings Corp.
- Successfully completed the Grand Gulf Nuclear Station uprate project and the steam generator replacement project at Waterford 3 Steam Electric Station.
- Obtained 20-year license renewal from the Nuclear Regulatory Commission for Pilgrim Nuclear Power Station.
- Successfully implemented our strategy to keep the Vermont Yankee Nuclear Power Station operating beyond March 2012 by working to resolve state legal requirements for continued operation.
- Received multiple awards and recognition for community relations, corporate citizenship, climate protection and customer service.

TRANSITION

In 2012, Chairman and CEO J. Wayne Leonard announced his retirement effective Jan. 31, 2013, after serving 14 years in his position. Our leadership succession process and plan were implemented, following years of development by our board of directors. In 2012, we named a new executive leadership team including new Chairman and CEO Leo Denault, new Chief Financial Officer Drew Marsh, Entergy Wholesale Commodities President Bill Mohl, and Executive Vice President of Nuclear Operations Jeff Forbes.



Awards

The company garnered recognition across the business functions:

- Named one of the Top Utilities in Economic Development in North America by *Site Selection* magazine
- Named a 2012 Tree Line USA utility by the Arbor Day Foundation
- Received the "Emergency Recovery Award" and "Emergency Assistance Award" from the Edison Electric Institute
- Named by the Dow Jones Sustainability Index to their World Index and North America Index
- Named to the Carbon Disclosure Leadership Index
- Named a Top 100 Corporate Citizen by *CR Magazine*

More information and awards can be found at **entergy.com/about_entergy.**

CELEBRATING 100 YEARS OF SERVICE

In 2013 we celebrate Entergy's 100th birthday and commemorate the founding of the Arkansas Power Company in 1913 by Harvey Couch. Entergy's story began on Nov. 13, 1913, with a pile of sawdust and a handshake between Couch and H.H. Foster, president of the Arkansas Land and Lumber Company. Couch used Foster's sawdust as fuel to generate electricity. While our yearlong celebration marks past successes, we are also laying the groundwork throughout 2013 with Entergy's owners, customers, employees and communities for our next century of service.


WE
SUCCEED
BY CREATING
SUSTAINABLE
VALUE
FOR OUR
OWNERS, CUSTOMERS,
EMPLOYEES & COMMUNITIES


Celebrate Entergy's 100th Birthday
Check out the photo gallery here
Entergy100 History
Entergy100 Spot Poll Q&A

On the Entergy100 website, employees can share their Entergy memories, answer a weekly Entergy100 spot poll for a chance to win prizes and donate to The Power to Care customer assistance fund to receive an Entergy100 gift item of their choosing.

Our Business Strategy and Commitment to Sustainability

To create sustainable value for our owners, customers, employees and the communities we serve, we use a deliberate process to develop views on the key economic, environmental and social issues that present material opportunities and risks to Entergy or its stakeholders. These views are informed by sophisticated analyses and dynamically adjusted as internal and external conditions change. Our business strategy is based on these views and has two main dimensions: operational excellence and portfolio management.

Our approach to sustainability includes economic, environmental and social processes and practices that benefit our business and our stakeholders. We incorporate a review of sustainability factors in our investment and decision-making processes, a practice we have followed since 2002.

Our Values

- Create and sustain a safe work environment.
- Possess a winning spirit.
- Focus on our customers.
- Grow the business profitably.
- Be active team players.
- Treat people with respect.
- Aggressively look for better ways.
- Take actions to achieve results.
- Above all, act with integrity.



Entergy's Business Model

Our business model is based on dynamic views that change as market conditions evolve. This enables Entergy to be proactive in shaping plans to achieve its strategy, which focuses on creating value through operational excellence and portfolio management.

Develop well-informed views on material issues:

- Supply/demand
- Commodity prices
- Environmental and other regulation and legislation
- Capital and credit markets

BUSINESS MODEL

- Operational Excellence
- Portfolio Management

OUR VALUE PROPOSITION:

Creating sustainable value for our stakeholders

Material Issues

Entergy's approach to materiality is a key driver in our overall business model and our sustainability reporting. Stakeholder feedback and key performance indicators described throughout this report inform our analysis of economic, environmental and social impacts to our business and from our own activities. As we examine trends affecting our business and our industry, we will focus on these strategic imperatives to create sustainable value for stakeholders, described in detail in our 2012 annual report (AR) and our 2012 sustainability report (SR) as noted with page numbers below:

Execute MISO/ITC	Transforming Entergy's electric transmission business entails integrating fully with the Midcontinent Independent System Operator and separating and merging our transmission business into a subsidiary of ITC Holdings Corp. These related initiatives represent significant steps forward in accessing a huge regional energy market and in addressing challenging power industry issues related to strengthening, improving and modernizing the transmission grid. Progress toward achieving this transformation of our transmission business is included in Management's Financial Discussion and Analysis (AR p29) and in this report (SR p14, 30).
Optimize the organization through human capital management	We believe our human capital is a vital asset and a key source of advantage that must be aligned and managed with our overall strategy and direction. We are re-evaluating our organization structure and processes to enhance the efficiency of our businesses. In addition, a review of compensation and benefit practices will aid us in maintaining a competitive total compensation package to attract and retain an engaged, productive workforce (AR p10, SR p84).
Maintain financial flexibility	Liquidity and Entergy's planned use of capital are described in detail in Management's Financial Discussion and Analysis (AR p33) and in this report (SR p16).
Grow utility earnings	During a time of increased industry-wide investment, Entergy utilities generally have the benefit of constructive regulatory relationships, manageable environmental exposure and service territories with solid economic growth (AR p15, SR p30, 49, 71).
Continue to develop and implement productive regulatory constructs	The rates that the utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations and liquidity. Our goal related to the development of regulatory constructs that match our cost structure, investment profile and customer needs is outlined in the Utility section (AR p14, SR p30).
Improve Entergy Wholesale Commodities results	EWC owns and operates nuclear and non-nuclear power plants that are vital to our ability to provide safe, reliable products and services at reasonable costs. Low power prices have negatively impacted this business. We believe EWC offers potential to deliver stakeholder value given the positive effects of economic growth on load and power prices and the possibility of new or expanded environmental regulation. Management discussion of EWC issues related to operating safely, continued operation and preserving EWC portfolio value are found in the EWC section (AR p17, SR p29).
Align corporate culture	Throughout 2012, we announced and began implementing key elements of our executive succession plan that had been developed over many years by our board of directors. With those transitions in place, we have begun the process of aligning around a leadership-driven model that ensures management practices and culture are in sync with our leaders' aspirations for Entergy (AR p9, SR p4).

A more detailed discussion of these topics can be found in our 2012 Annual Report to Shareholders.
entergy.com/investor_relations

CREATING SHARED VALUE AT SUPER BOWL XLVII

As the only Fortune 500 company based in New Orleans, Entergy enthusiastically embraced its role as a community sponsor, volunteer and cheerleader for Super Bowl XLVII. The high-profile event offered an opportunity to showcase innovative strategies to deliver shared value to our stakeholders, as the following examples demonstrate.

We partnered with the Center for Climate and Energy Solutions and the Super Bowl Host Committee to implement a variety of environmental initiatives to neutralize the impact of energy usage related to the game. NFL fans from across the country were invited to use the Geaux Green website to take action to reduce their energy usage. One lucky fan won a pair of tickets to the Super Bowl courtesy of the Host Committee. Fans could also calculate carbon emissions associated with their trip to the game and purchase credits from one of three carbon-offset projects. Entergy matched fan purchases dollar for dollar. In all, company offset purchases related to the Super Bowl resulted in more than 46 million pounds of avoided greenhouse gas emissions.


XLVII
TRAVEL
URBAN FORESTRY
SUPER BOWL VENUES
FOOD RECOVERY
FAN PLEDGES
46
million pounds
of avoided
greenhouse
gas emissions

Geaux Green initiatives raised public awareness of environmental issues and educated fans on market-based approaches to mitigate environmental impact. A more environmentally informed population is better positioned to advocate for responsible actions to preserve and protect the environment, which benefits all stakeholders.



One lucky Geaux Green player won a trip for two to the big game.

Geaux Green at the Super Bowl

Results:

More than **15,000** fans visited the site; every NFL franchise participated

2,220 fans played the game

Pledged actions totaled **23 million** pounds of avoided CO_2

Entergy corporation provided a **1 for 1** match on all pledges for a total of **46 million pounds of avoided CO_2**

Equivalent to the amount of CO_2 avoided by:

Removing **4,347** cars from the road

Taking **3,124** homes off grid

Planting and growing **535,000** seedlings for **10 years**

CO_2 sequestration resulting from **17,103** acres of mature forest

Recycling **7,815 tons** of waste

We partnered with the Super Bowl Host Committee, the Downtown Development District and local nonprofit, Bike Easy, to provide convenient, free bike valet parking services at Super Bowl venues in the week leading up to the game. We also helped sponsor a free bike-sharing pilot program to reduce traffic congestion and greenhouse gas emissions. Guests were able to check out bikes from convenient downtown locations and ride them to a variety of Super Bowl venues.

Entergy New Orleans provided power for the event, although not at the reliability level we target. The partial power outage in the second-half of the game was investigated by an independent third party and the cause was found to be an electric relay device, which operated in an unintended and unpredictable manner. Following the game, the device was taken out of service. Entergy New Orleans researched and confirmed that no other such devices are installed elsewhere on the system.

Pursuing transparent, independent analyses of issues that impact our stakeholders is the best way to identify root causes, learn from those issues and improve performance. By utilizing this approach consistently across our operations, as demonstrated at the Super Bowl, we gain trust and confidence among our stakeholders and better position Entergy to deliver sustainable value in the future.


Geaux Green. It's the way
we roll!
TREK

Bike Easy at the Super Bowl



Making biking easy and convenient in New Orleans enhances quality of life in our community, supports our employee wellness goals and reduces greenhouse gas emissions.



Letter to Our Stakeholders

"At Entergy, we continue the commitment to our mission of creating sustainable value for our owners, customers, employees and communities. Sustainability is a key concept in our mission. Even as we work to address the challenges of today, we constantly focus on shaping a company that creates long-term economic, environmental and social value for our stakeholders."



Leo P. Denault
Chairman and Chief Executive Officer

To Our Stakeholders

We power life. This simple statement embodies our vision for Entergy, a vision that represents both tremendous responsibility and exciting opportunity. We power the lives of our customers every time they flip a switch. We power the lives of our owners when we perform well financially. We power the lives of our communities through corporate citizenship. We power the lives of our employees by providing engaging and meaningful work. These are our four key stakeholders – our owners, customers, employees and communities – and they are inextricably linked. We all succeed together. Everything we do is done in that context.

At Entergy, we continue the commitment to our mission of creating sustainable value for our owners, customers, employees and communities. Sustainability is a key concept in our mission. Even as we work to address the challenges of today, we constantly focus on shaping a company that creates long-term economic, environmental and social value for our stakeholders. We never want to make a decision that sacrifices ongoing sustainability for near-term benefits.

OUR 2012 PERFORMANCE

Our overarching financial objective is to achieve top-quartile total return for our shareholders. In 2012, we fell short of this objective despite returning nearly $590 million in dividends to shareholders. Our performance was influenced by many factors, including some outside of our control such as power prices in competitive wholesale markets. While improvement in power prices will help, we realize we must deal with the reality of today's markets. We believe execution of our strategic imperatives will drive improved results. At the same time, we must find ways to improve our efficiency and productivity, as we continue to enhance customer service, reliability and workforce safety.

For creditors, in 2012, we maintained liquidity of approximately $4 billion and other solid credit metrics that support access on reasonable terms to capital for future investment to better serve our customers and communities. We recognize that investment-grade credit ratings are important in our current structure and continue to seek options to enhance financial flexibility.

We achieved many operational highlights in 2012, but also fell short in critical areas. In our utility business, we made significant investments to better serve customers – closing on the acquisitions of two natural gas-fired plants and completing major construction projects at two nuclear plants. Through the contributions of our employees, contractors and mutual assistance workers from other


THEN
OWNERS
NOW
ENTERGY
100
1913-2013

Entergy's story began Nov. 13, 1913, when 36-year-old Arkansas industrialist Harvey C. Couch approached H.H. Foster, president of the Arkansas Land and Lumber Company, with a proposal to buy sawdust as fuel to generate electricity.

Audience members including past and present board members look on as Entergy Chairman and CEO Leo Denault speaks at an annual meeting of shareholders.

companies, we achieved another record-setting storm restoration performance, safely restoring service to 92 percent of customers within five days following Hurricane Isaac. We also provided more than 850 personnel to assist in the Superstorm Sandy recovery effort. However in 2012, employee lost-time injuries increased over 2011 and we suffered an employee fatality, our third fatality in a two-year period. In first quarter 2013, two contractors working for Entergy suffered fatalities. We are working to build greater safety awareness and a stronger safety culture. Achieving an accident-free work environment for our employees and contractors remains a top priority.

Over the years, Entergy's utility retail regulators have shown foresight in approving constructive policies that reflect benefits for customers and reduce regulatory lag for our owners. Illustrating this point is approximately $2 billion of investments in 2012 reflected in rates around their in-service dates. We have a full regulatory calendar again in 2013 that includes four rate cases along with outstanding formula rate plan filings. We are also pursuing recovery of extraordinary 2012 storm costs, because while our environmental and community efforts seek to stem threats to our system and make our assets more resilient, cost recovery is a vital economic component of our comprehensive, sustainable approach to the risks posed by Mother Nature. We will continue to work with local and state regulators to ensure we have an opportunity in our utility business to earn a competitive return on equity. Longer term, we are working with regulators to help build regulatory constructs that align lower prices and customer satisfaction with returns on new investment.

Safe, secure and reliable operation of our Entergy Wholesale Commodities plants is also vital to our owners, customers, employees and communities. In 2012, we completed two breaker-to-breaker runs, including one at a plant we manage under contract. Plants that run continuously from one planned refueling outage to the next reflect safe operations and solid employee performance. However at 89 percent, our average 2012 EWC nuclear capacity factor fell short of our expectations. As part of our ongoing operational excellence efforts, we are working to raise the bar in areas where we met our goals and improve our performance in areas where we fell short. In addition, we will continue to advance the multi-year license renewal process for Indian Point Energy Center Units 2 and 3, having secured license renewal for Pilgrim Nuclear Power Station in 2012. We also are working to resolve state legal requirements for continued operation of Vermont Yankee Nuclear Power Station.


THEN
CUSTOMERS
NOW
ENTERGY
100
EMPLOYEE
VOLUNTEER
Entergy

Customers in Mississippi gather around a promotional booth to learn about new products and services circa 1940.

Customer Experience team member Jim Hedges gives customers a demonstration of new online energy management tools from the comfort of Entergy's "living room" at the New Orleans Home and Garden Show.

Although we've seen power prices (near term and forward) climb off last year's lows, the revenue picture remains challenging, and some of our Entergy Wholesale Commodities business plants face significant financial challenges. We remain moderately optimistic on additional price recovery driven by both gas price increases and heat rate expansion. Our hedging strategy has been to use products and timing consistent with this point of view in order to minimize certain downsides, keep hedging costs in check and allow for revenue upside to market. We must also identify other opportunities to maintain the viability of the EWC plants, including advocating for fair, competitive and efficient markets in the region.

Given a cautiously optimistic view of prices relative to those levels, we utilized asymmetrical hedging products for future nuclear output that limit our downside exposure while allowing for benefit if Northeast power prices rise. We monitor numerous factors that impact power prices, including ongoing natural gas fundamentals, environmental and other regulations, individual unit shutdowns and market response, and we continually adjust hedging products and tactics accordingly as market conditions change.

THE REALITIES WE FACE

We manage our business by adapting to changing conditions in the world around us and taking advantage of opportunities, all while managing the risks presented. Among the realities we currently face are:

- Low natural gas prices, which benefit our utility customers but reduce revenues and compress margins in our EWC business.
- Increasing costs in both our utility and EWC businesses due to growth in existing spending and new spending created by changing regulations.
- Low interest rates, which again benefit our utility customers but limit investment returns and increase pension liabilities.

We look at the future strategically and analytically. We use dynamic, well-informed views of market conditions, environmental risks and social trends to adapt for things that may happen in order to create long-term sustainable value. In our utility business, we see challenges looming on the horizon such as the need for significant investment in infrastructure and the potential for new environmental controls. Energy efficiency initiatives, subsidized renewables


THEN
EMPLOYEES
NOW

A Louisiana line crew poses with an equipment vehicle in 1948.

Today, customers can see linemen arriving for repairs or improvements in environmentally friendly hybrid bucket trucks.

and distributed generation are competitive alternatives that, along with evolving customer expectations and changing demographics, present a new reality for our utility business in the future. While these new realities pose challenges, we believe significant opportunities also lie ahead of us.

OUR STRATEGIC IMPERATIVES

Our management team has identified seven strategic imperatives that address the realities we face – the material issues impacting long-term value creation for our key stakeholders. Our strategic imperatives are:

- Execute MISO/ITC.
- Grow utility earnings.
- Continue to develop and implement productive regulatory constructs.
- Improve Entergy Wholesale Commodities results.
- Optimize the organization through Human Capital Management.
- Maintain financial flexibility.
- Align the corporate culture.

Each of these strategic imperatives, which are discussed in more detail in the Material Issues section of this report, can create sustainable value for our owners, customers, employees and communities. For example, customer benefits of approximately $1.4 billion are projected in the first decade from Entergy's utility operating companies joining the Midcontinent Independent System Operator, Inc. MISO is one of the largest regional transmission organizations in the country. Beyond lowering customer bills, joining MISO improves our ability to fund future investment and reduces risk for owners and other stakeholders by transferring functional control to a mature entity. We continue to target December 2013 for moving to MISO.

The next phase in this imperative is the proposed spinoff and subsequent merger of our transmission business with ITC Holdings Corp., which creates value for all our stakeholders. We believe it is the right transaction at the right time with the right partner. Consistent with the intent of the U.S. Congress and the Federal Energy Regulatory Commission, we believe ITC can provide a more reliable, standardized and better-run grid. Operating under the right structure, the system will ultimately lead to lower overall delivered cost of energy in the Middle South, enhanced economic standing and prospects for our communities and better career opportunities for our employees.


THEN
COMMUNITIES
NOW
ENTERGY
100

Entergy employees in Mississippi manned a booth selling war bonds in the 1940s.

Today, Entergy's continuing investment in its communities includes more than 85,000 hours of employee volunteer service valued at more than $1.8 million.

ITC's sole focus on building, maintaining, operating and owning transmission leads directly to operational excellence. Each of the three companies that ITC has acquired has undergone targeted, cost-effective investment and maintenance programs that led to significant improvements in transmission and system performance. ITC's transmission reliability statistics on its mature systems are top-decile. Better reliability means reduced congestion, which lowers production costs for customers, translates to fewer outages and leads directly to a more competitive and growing regional economy.

In April, ITC received shareholder approval for the transaction. We continue to progress through the retail regulatory approval process as regulatory staffs and interveners file testimonies stating their positions on the record with one hearing already behind us in Texas. We are committed to discussing their concerns and working to address them in meaningful ways in the context of the many benefits of the ITC transaction. The benefits for our customers, employees and communities are real and will be produced over time based on what the system can become in the future under the right structure.

OPERATIONAL EXCELLENCE AND PORTFOLIO MANAGEMENT

We use our business model with its focus on operational excellence and portfolio management to guide our execution of our strategic imperatives. Driven by our views of the issues that surround us, our business model helps us manage risks, create options for our stakeholders and be good stewards of the capital we are provided and of the environment and the communities where we operate.

Most Entergy employees spend the majority of their time each day focused on operational excellence. It includes delivering safe, secure, reliable and affordable service to our customers, operating our plants in a world-class manner, obtaining license renewals for our nuclear plants and establishing efficient and effective regulatory constructs.

Portfolio management encompasses structural or transactional changes that can create value for our stakeholders beyond the pursuit of operational excellence.

Our current views of material issues play a major role in portfolio management as we strive to create value in a variety of ways including by reducing risk. The MISO and ITC initiatives are the most recent examples of our portfolio management efforts regarding our transmission assets, while fossil and nuclear plant initiatives secure sustainable value from our EWC and utility businesses.

In the past, our business model has proven successful in delivering sustainable value to our stakeholders under challenging market conditions. It provides a roadmap for how we can accomplish our strategic imperatives in the face of today's market realities and those we see in the future.

LIGHTING THE WAY

Again, we believe the future holds some significant challenges as well as exciting opportunities. Our immediate and long-term goal in facing both challenges and opportunities is the same: to create sustainable value for our owners, customers, employees and communities. We are prepared to seize the opportunities, make tough decisions and take the steps necessary to achieve success.

It all comes back to our vision. We Power Life. Line crews working in the field to connect new customers, accountants who ensure invoices are processed correctly, operations managers who track our environmental performance and employees who advocate for bill payment assistance funds for low-income customers – all are vital to our company's sustainability. At Entergy, we are all working together to power the lives of all our stakeholders today, tomorrow and in the future.

We will not relent in our pursuit of opportunities to create sustainable value for all our stakeholders. That's who we are and what we do.

Leo P. Denault
Chairman and Chief Executive Officer

Economic Performance

MAXIMIZING VALUE FOR OUR OWNERS

Achieving Our Mission
We create value for our owners by aspiring to provide top-quartile returns through the relentless pursuit of opportunities to optimize our business.

How It Benefits Our Business
Top-quartile returns help attract the investment capital that Entergy needs to maintain and grow our business. Doing business with transparency, accountability and integrity supports our owners' confidence that their investments are being managed responsibly and effectively.

What's Involved
- Financial Performance Management
- Corporate Governance
- Corporate Risk Management
- Advocacy
- Political Accountability

WE CREATE VALUE FOR OUR OWNERS BY ASPIRING TO PROVIDE TOP-QUARTILE RETURNS

FINANCIAL PERFORMANCE MANAGEMENT
We use prudent policies, strategies, procedures and investment processes to manage our financial performance facilitated by our finance organization, led by our chief financial officer and overseen by the finance committee of the board of directors. Maintaining financial flexibility through investment-grade credit ratings and providing top-quartile returns allows us to pursue opportunities to optimize our business.

Our total shareholder return has fallen short of our goal including factors such as declining power prices in competitive wholesale markets. Our one- and five-year total shareholder return has significantly trailed our peer group, the Philadelphia Utility Index, as well as the S&P 500 Index. In 2012, total shareholder return was -8.4 percent, compared to -0.6 percent for our peer group and 16.0 percent for the S&P 500 Index. At the same time, we returned nearly $590 million in cash dividend payments to owners of our common stock and maintained solid credit metrics, including liquidity of approximately $4 billion.

How Our Other Stakeholders Benefit

Achieving top-quartile returns for our **owners** benefits all our stakeholders:

- Top-quartile returns enable us to attract capital to invest in our business so we can better provide safe, reliable power at reasonable costs for **customers**.
- Top-quartile performance brings growth, translating into career opportunities for Entergy **employees**.
- As a financially sound company, Entergy is better able to support its **communities** through economic development activities, philanthropy and volunteerism.

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31:

Comparison of Five-Year Cumulative Return[a]


$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Entergy Corporation
S&P 500 Index
Philadelphia Utility Index

	2007	2008	2009	2010	2011	2012
Entergy Corporation	$100.00	$71.69	$73.44	$66.29	$ 71.78	$ 65.78
S&P 500 Index	$100.00	$63.00	$79.68	$91.68	$ 93.61	$108.60
Philadelphia Utility Index	$100.00	$72.76	$80.07	$84.63	$100.92	$100.35

(a) Assumes $100 invested at the closing price on December 31, 2007 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

As-Reported Common Dividend Ratio


100%
80%
60%
40%
20%
0%
2008
2009
2010
2011
2012

	2008	2009	2010	2011	2012
As-Reported	48%	48%	49%	44%	70%

Dividends Over Time
(common dividends paid per share, $)


2012
3.32
2011
3.32
2010
3.24
2009
3.00
2008
3.00
0
1
2
3
4

FINANCIAL PERFORMANCE MANAGEMENT continued from page 16
We monitor numerous factors that impact power prices, including ongoing natural gas fundamentals, environmental and other regulations, individual unit shutdowns and market response. Our outlook on future power prices grew more positive in 2012. We adjusted our view on power prices based on cautious optimism about improvements in prices as the economy recovers, stricter environmental regulations are passed and oversupply in the shale gas market is reduced. However, we realize we must deal with the reality of today's markets. We believe that execution on our strategies will drive improved returns. At the same time, we must find ways to improve our efficiency and productivity as we continue to enhance reliability and workforce safety.

We view hedging as an important risk management tool for the EWC business and continuously adjust hedging products and tactics accordingly as market conditions change. Given our cautiously optimistic outlook, we utilized in 2012 an asymmetrical hedging strategy that limits our downside exposure while preserving upside potential if power prices increase.

CORPORATE GOVERNANCE
Entergy is committed to operating its business with transparency, accountability and integrity. Our management approach to corporate governance includes an effective board structure and clear policies that drive our performance systems, measures and accountabilities. In addition to our corporate governance guidelines, certificate of incorporation, bylaws and board committee charters, we have a Code of Entegrity (Guidelines for Business Ethics and Compliance) for our employees and codes of business conduct for non-employees and suppliers. These codes present the legal and ethical expectations and responsibilities of our directors, employees and partners.

Entergy has a Code of Conduct. Though the company has not adopted the practice of publicly reporting on non-material breaches against its Code, Entergy has not experienced any material breaches in its corruption or bribery policy, so no public reporting has been necessary from a legal or regulatory perspective.

Effective Board Structure
Our board in 2012 consisted of a Chairman and CEO and 10 independent directors, including a lead independent director who is appointed by a majority of the independent board members for a three-year term. The current lead director is Gary W. Edwards. The board provides oversight of Entergy's strategy, policies, performance and key initiatives. The board met 15 times in 2012. Each incumbent board member attended at least 75 percent of the total number of full board and committee meetings on which he or she serves. Board responsibility for sustainable economic, environmental and social practices is maintained by various committees as part of their charters. The board's six standing committees (and their meeting frequency in 2012) are: audit (13), corporate governance (11), personnel (9), finance (6), nuclear (5) and executive (0).



A more detailed discussion of our financial performance is available in our 2012 Annual Report to Shareholders.

entergy.com/investor_relations

Ethics and Compliance

Our ethics and compliance culture is based on an assessment of laws and regulations relevant to our operations, an analysis of risks and the identification of measures to manage risks. Through internal policies and tools, we deliberately manage compliance using preventive and detective measures, remediation, corrective action and continuous improvement. Executive management promotes a culture of integrity and encourages compliance by providing guidance, funds and resources for compliance programs. Our practices include addressing compliance issues as they arise and maintaining the Entergy Ethics line – a third-party, toll-free telephone line that enables anonymous reporting of any ethics violations or concerns.

Highlights of our 2012 ethics and compliance performance include:

- Presentation of ethics and compliance training at all new employee orientation sessions and all new supervisor training sessions. By mid-November, Entergy employees had satisfied more than 99,700 current ethics and compliance training course requirements. Seven existing computer-based training courses were updated.
- Annual review of system policies, which resulted in substantive changes to 24 policies, the addition of a new Change Management policy and retirement of one policy.
- Implementation of an ethics and compliance employee survey to identify ways to improve our program. More than 3,660 employees responded and results were analyzed for both immediate and long-term program enhancements.



Within corporate and business unit groups, we analyze and monitor a full spectrum of economic, environmental and social risks.

CORPORATE RISK MANAGEMENT

Risk leadership starts at the very top of Entergy with oversight by our board of directors. We use an integrated risk-management framework that extends from board oversight to risk identification and assessment at the business-unit level. This framework, which includes standard risk control processes, ensures risks are consistently identified, assessed and effectively managed throughout our business.

The board's audit committee has primary responsibility for risk management. Management provides the committee with regular reports on corporate compliance, significant legal matters, Entergy's insurance programs, environmental risks, market and credit risks. Our chief financial officer has general responsibility for risk identification, assessment, and if needed, quantification through the Enterprise Risk Management process. The director of corporate risk oversees and reports results of the ERM process, which is used to manage financial and business risks. Within corporate and business unit groups, we analyze and monitor a full spectrum of economic, environmental and social risks. Business continuity plans set forth actions to be taken to ensure business continuity and eventual full business restoration following a business disruption. This includes contingency plans for key environmental risks. Plans enabled us to deal effectively with the 2009 H1N1 pandemic flu outbreak as well as the loss of the corporate headquarters building and the relocation of 1,500 employees and their families to other areas outside New Orleans for approximately nine months following hurricanes Katrina and Rita in 2005.

ENTERPRISE RISK MANAGEMENT QUARTERLY AND ANNUAL ACTIVITIES


Annual Requirements – Conduct ERM Facilitated Session
Start
BU Liaison ECART schedules facilitated session with BU management and includes IAS representative if necessary
BU Leader prepares and reviews the business impact threshold to provide the risk tolerance levels and completes prior to the ERM session
Facilitated Session Participants review the existing ECART ERM information and prepare/review risk questionnaire and Business Affiliates/ Vendor List
Facilitated Session Participants conduct ERM facilitate session with the purpose of defining high risk, control activities and action plans
BU Liaison ECART/ Facilitated Session Participants – if it is determined that risk falls within another BU's purview, communicate that information to the appropriate Business Unit
BU Liaison ECART/ Facilitated Session Participants ensure that (1) Facilitated session information is in sync with ECART (2) Any ERM risk with residual impact of "3" or total risk score of "6" or above has issue and action plans in ECART
Quarterly Requirements – Monitor ERM Information
BU Liaison ECART performs review of the risk and controls information in ECART for accuracy and completeness
Beginning to mid month of last month of Qtr.
BU Liaison ECART/ Resp. Party conducts quarterly review and follow-up on ECART ERM issues and action plans
Beginning to mid month of last month of Qtr.
BU Liaison ECART/ Resp. Party closes issues/action plans when appropriate
BU Liaison ECART/ Mgmt. reviews Issues Report and LOR Report for accuracy and completeness
Mid to end of month of last month of Qtr.
BU Liaison ECART/ Mgmt. reviews the Issue Report and LOR Report with BU Leader
1st - 10th of month following end of Qtr.
BU Leader signs Quarterly Certification based on the information from the ECART LOR Report
15th of month following end of Qtr.
End



Our Financial Risk Mitigation Strategy

We respond to specific risks differently depending on the type of risk and whether our exposure is in the rate-regulated utility business or the EWC business. For example:

- Entergy Corporation reduces credit risk associated with the value owed to it by its counterparties through the use of hard thresholds that limit the amount of exposure based on the credit rating of the counterparties; we maintain liquidity risk but mitigate by ensuring adequate cash and available credit lines; and we utilize a network of U.S. and international insurance brokers to minimize property and casualty cost of risk.
- Each of Entergy's six rate-regulated utility operating companies reduces their individual regulatory risk through filings for adequate recovery, through the use of business processes that demonstrate costs have been prudently incurred and by seeking relief through the legal process when necessary.
- Entergy Wholesale Commodities retains outage risk related to the power plants that it owns, which is mitigated with programs focused on reducing risk exposures. These programs include operator training, preventive maintenance, standardized procedures and periodic internal and third-party risk engineering inspections.

We continuously seek ways to improve our risk management processes. In 2012, we formed a Risk Charter Team to focus on inconsistencies in management of integrated risks across our nuclear fleet and further enhance our processes based on industry best practices. We also use our corporate outlook on carbon emissions, which includes a range of estimates of the costs associated with future carbon regulation and legislation, as an input when evaluating purchase and sale transactions, including acquisitions and divestitures, power purchase agreements and power sales. We continually update our outlook on carbon and associated risks as market conditions change.



We continuously seek ways to improve our risk management processes.

ADVOCACY AND POLITICAL ACCOUNTABILITY

Our success depends on sound public policies at the national, state and local levels. We are involved in a number of legislative and regulatory initiatives across a broad spectrum of policy areas that can immediately and dramatically affect our operations. Through our participation and that of our employees, we promote legislative and regulatory actions that further our business objectives.

2012 ENPAC Membership Participation
(in thousands)



2012
1743
$728,946
2011
1760
$767,469
2010
1867
$809,443
2009
2021
$739,394
2008
1912
$660,467
0
1
2
3
4
5
6
7
8
9
Employees Participating
Dollars Contributed

Through a new program designed to encourage participation called ENPAC Give$ Back, contributions are matched through a grant program that benefits local nonprofits.

In addition, we participate in legislative and regulatory processes through trade organizations such as Edison Electric Institute and Nuclear Energy Institute. We use a management approach that includes informing employees, customers, owners and the public on important issues, maintaining a constructive dialogue with stakeholders, demonstrating responsible behavior and supporting sound public policy. Our positions on key economic, environmental and social policy issues affecting our business include:

Nuclear Regulatory Certainty: Entergy supports a qualified, independent nuclear regulatory body that acts in a predictable and stable manner. We believe Congress needs to provide consistent and meaningful oversight of the Nuclear Regulatory Commission to ensure a predictable regulatory environment. After the nuclear incident in Japan following the March 2011 earthquake and tsunami, the NRC issued three orders, effective on March 12, 2012, that require nuclear operators to undertake certain plant modifications or perform certain additional analyses. The NRC is working with input from the nuclear industry to determine specific actions that will be required by its orders. We closely monitor and engage in this process to ensure resulting requirements are as effective and beneficial as possible for our stakeholders.

Clean Air and Water: By 2016 Entergy's coal units will operate new mercury controls as required by recent EPA regulations. Entergy's fleet has one of the lowest pollution intensity factors in the nation due to its heavy use of nuclear and gas-fired generation. In 2012 Entergy's units operated at 99.98 percent compliance rate under more than 60,000 different water discharge samples. We continue to promote timely, cost-effective and reasonable regulations that provide regulatory certainty to the industry while achieving needed protections for health and the environment.

Climate Change: Given our first-hand experience with hurricanes, storm surges and a disappearing coastline, we understand the catastrophic implications to our region and our business from climate change. Entergy has established Guiding Principles for Climate Policy to help ensure our actions and activities are consistent with our climate strategy. These Guiding Principles are:

- Risks are real, we need to act now.
- Use an economy-wide, market-based approach to find efficient solutions.
- Build in permanent low income protection by recycling revenue to offset higher energy costs.
- U.S. policy must be informed by global reality.
- Plan for adaptation.

Poverty: Entergy supports increased funding for the federal Low Income Home Energy Assistance Program. With the weak economy and high unemployment, the need for LIHEAP assistance has grown. At the same time, budget cuts threaten to significantly reduce LIHEAP funds, which are distributed to states as block grants. We participate in the LIHEAP Washington Action Day events to promote the program. We also advocate for state and local programs and funding to ensure low-income customers maintain access to electricity.



Arkansas Senators Mark Pryor and John Boozman toured Arkansas Nuclear One generating plant.



Engaged, Educated and Active

Almost half of Entergy's employees are members of EnPower, Entergy's grassroots advocacy effort. The organization educates members on issues of importance to the company and encourages members to get personally involved, including reaching out to legislators. EnPower informs members through weekly electronic newsletters, active presence on Facebook and Twitter and an EnPower website that is accessible through the Entergy intranet.

In 2012, EnPower engaged its members on key policy issues such as LIHEAP funding, proposed dividend tax changes and current and proposed environmental regulations and legislation. EnPower also implemented a comprehensive get-out-the-vote effort, providing information to members on registration deadlines, election dates, debate schedules and polling places. Organizers alerted members throughout the election cycle to new advocacy efforts on issues that affect their jobs, lives and communities. Informal polls of employees one month prior to the Nov. 6 election indicated 91 percent of respondents were registered to vote; and on the week of the election, 92 percent of respondents either planned to vote in person on election day or had already participated in early voting.

Entergy Corporation's success depends on sound public policies at the national, state and local levels. We are involved in a number of legislative and regulatory initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. Through our participation and that of our employees, we promote legislative and regulatory actions that further our business objectives. Political contributions of all types are subject to extensive governmental regulation and public disclosure laws and reporting requirements. Entergy procedures ensure corporate political contributions are made in compliance with all applicable laws and will be reported in a timely manner. Our management approach includes board oversight through at least annual reporting to the corporate governance committee, policies that prohibit direct corporate contributions to all political candidates and a well-defined approval process for corporate contributions to federal, state or local political associations and organizations. Entergy is a member of trade organizations that take active positions on federal, state and local issues. We actively promote the economic health of communities we serve through activities with chambers of commerce.

We encourage employee participation in the political process through the Entergy Corporation Political Action Committee. ENPAC contributions directly support state and federal political candidates. Entergy encourages ENPAC members to get personally involved in contribution requests, even for local candidates, in order to maintain open and accessible political processes.

2012 ENPAC Federal vs. Local Contributions
(disbursements, $728,946)


46%
State Candidates/Organizations
$333,000 contributed
54%
Federal Candidates/Organizations
$395,946 contributed

Through ENPAC, employees are engaging in the political process at the national and local level.

Civic Duty

Are you registered to vote in the Nov. 6 election?

Answer	Votes
Yes and I plan to vote	91% (1,490)
Yes but I'm not voting	2% (35)
Not yet but I will register and vote	2% (39)
No and I'm not voting	4% (68)

The Election

My voting status for the Nov. 6 election is:

Answer	Votes
I voted early already	31% (620)
I plan to vote in person Tuesday	61% (1,204)
Not planning to vote	5% (108)
Other	2% (43)

Employee polls taken during the 2012 presidential election indicate a high level of engagement of Entergy employees in the democratic process.

Entergy's Public Policy & Advocacy Policy can be found at
entergy.com/content/investor_relations/pdfs/political_contribution_Policy.pdf

Our complete report on political contributions is available at **entergy.com/investor_relations/corporate_governance.aspx**

More information on ENPAC is available on the Federal Election Commission website at **fec.gov**

Supporting Our Economy

We employ approximately **15,000 people** who earned **$1.2 billion** in wages in 2012.



$16 million

Entergy and the Entergy Charitable Foundation gave more than $16 million in grants in 2012 to nonprofits and organizations whose missions **align with our strategic priorities**.

$3.4 billion

Entergy spends approximately $3.4 billion each year on **materials and services**.

$196 million

In 2012, we purchased $196 million in goods and services from **diverse suppliers, including women- and minority-owned businesses**.

We paid **$611 million** in taxes to all levels of government.


$2.7 million

We raised more than $2.7 million in assistance funds from customers, employees and shareholders to **help our low-income customers pay their energy bills**.

$4.1 billion partnership



Over the past three years, our focus on economic development in partnership with state and local officials led to **$4.1 billion** in capital investment made by investors, business owners and corporations in **86 projects** announced in our utility service area that resulted in almost **9,394 jobs**.



Awards

Entergy is the only U.S. utility to be named to the Dow Jones Sustainability World Index, DJSI North America Index or both for 11 consecutive years. The World Index includes the top 10 percent of sustainability-driven companies fulfilling specific economic, environmental and social criteria.

Target Rock Advisors named Entergy to its 2013 Sustainable Utility Leaders Index. Entergy is among 24 utilities named to the stock index, used to guide sustainable and socially responsible investment decisions, out of approximately 150 publicly traded U.S. energy utilities that were considered.

Economic Performance

PROVIDING SAFE, RELIABLE SERVICES AT REASONABLE COSTS FOR OUR CUSTOMERS

Achieving Our Mission
We create value for our customers by constantly striving for reasonable costs and providing safe, reliable products and services.

We focus on best-in-class operational efficiency, safety and reliability while continually seeking to optimize our portfolio of assets in an ever-dynamic market.

How It Benefits Our Business
Our residential, business and industrial utility customers and our wholesale customers depend on reliable, affordable power to live their lives, run their businesses and serve their customers. Providing this essential service safely, effectively, efficiently and with a spirit of continuous improvement helps us achieve reasonable costs. Maintaining strong customer relationships helps ensure we meet our customers' evolving needs for safe, reliable energy. It also builds trust and broadens public support of Entergy and our objectives.

What's Involved
- Operational Performance Management
- Employee and Contractor Safety
- Reliability
- Emergency Preparedness and Response
- Supply Chain Development
- Customer Engagement
- Customer Experience
- New Market Opportunities


WE
CREATE
VALUE
FOR OUR
CUSTOMERS
BY CONSTANTLY STRIVING
FOR REASONABLE
COSTS

How Our Other Stakeholders Benefit

Providing **customers** with safe, reliable products and services at reasonable costs benefits all our stakeholders:

- Satisfied customers contribute to a constructive regulatory environment and greater opportunities to achieve top-quartile returns for our **owners**.
- Serving customers well creates a greater sense of fulfillment for our **employees** while saving valuable company time by meeting customers' needs the first time.
- An energy company with competitive rates and reliable service helps **communities** attract new businesses and enhance economic development.

OPERATIONAL PERFORMANCE MANAGEMENT

We pursue excellence in our operations through a spirit of continuous improvement. Our robust processes are regularly reviewed and enhanced using industry best practices. We look for opportunities to eliminate waste and assign savings to areas for further improvement. Our management approach to operational performance includes operational safety systems and programs, generation portfolio management, constructive regulatory processes and other procedures to support effective, efficient operations.

Residential Customer Satisfaction
(based on a 1000-point survey scale)


700
600
500
2008
2009
2010
2011
2012
Entergy
U.S.

Over the past five years, our utility operating companies have improved residential customer satisfaction as measured by J.D. Power and Associates while holding average residential rates below the U.S. average.

Average Utility Residential Rates
(2008 - 2012, cents per KWh)


14
12
10
8
6
4
2
0
2008
2009
2010
2011
2012
Entergy
U.S.

Utility Retail Kilowatt-Hour Sales
(in millions)


120,000
100,000
80,000
60,000
40,000
20,000
0
100,609
99,148
107,510
108,688
107,004
2008
2009
2010
2011
2012

Utility Peak Demand
(in megawatts)


25,000
20,000
15,000
10,000
5,000
0
21,241
21,009
21,799
22,387
21,866
2008
2009
2010
2011
2012

Safety Systems

Following Japan's March 2011 earthquake and tsunami and the resulting damage to the Fukushima Daiichi Nuclear Power Plant, the NRC identified multiple potential U.S. plant enhancements, which were prioritized into Tiers 1, 2 and 3. Each U.S. nuclear plant is required to implement Tier 1 initiatives over the next three to four years in concert with scheduled refueling outages. We continue to develop conceptual design plans, proposals and related materials to submit to the NRC to meet Tier 1 requirements. Additionally, initial flooding and seismic walkdowns were completed at all sites in 2012. Follow-up assessments continue based on initial findings.



Weathering the Storms

Entergy nuclear plants delivered safe, secure and reliable performance during record-breaking storms in 2012. In Superstorm Sandy, EWC's Indian Point 2, FitzPatrick and Pilgrim plants remained at full power while Vermont Yankee reduced power to 88 percent to help maintain grid stability. Indian Point 3 shut down automatically due to electrical grid disturbance and was back online four days later. During Hurricane Isaac, operators shut down Waterford 3 as a precautionary measure prior to Isaac's landfall then safely restarted the plant immediately thereafter.

Generation Portfolio Management

As part of our ongoing evaluation of generation needs to support our utility business, a number of steps were taken in 2012:

- Entergy Arkansas completed its purchase of the Hot Spring Energy Facility, a 620-megawatt, combined-cycle natural gas-fired power plant.
- Entergy Mississippi completed its purchase of the Hinds Energy Facility, a 450-megawatt combined-cycle natural gas-fired power plant.
- Entergy Louisiana began construction on Ninemile 6, a 550-megawatt combined-cycle natural gas-fired power plant unit at the existing Ninemile Plant. The unit is expected to enter commercial operation by early 2015.
- In June, work was completed on the approximate 178-megawatt uprate project at Grand Gulf Nuclear Station. With this uprate, Grand Gulf is now the largest single-unit nuclear plant of its type in the nation.
- In December, a steam generator replacement at Waterford 3 Steam Electric Station was completed.
- We permanently retired the Delta Power Plant located in Cleveland, Miss., and Sterlington Unit 6 in Sterlington, La. Over the past two years, 18 fossil generating units have been retired as Entergy utilities work to transform and modernize their generating portfolio to match ongoing and projected supply needs.

Our EWC generation portfolio also receives ongoing review for opportunities to enhance its value to stakeholders, but we did not announce any EWC portfolio transactions in 2012.



Through the purchase of the Hinds and Hot Spring energy facilities, Entergy efficiently expanded its generation resources.

Constructive Regulatory Processes

Constructive relationships with our federal and state regulators are a vital component of our efforts to deliver value to our stakeholders. Operating in a predictable regulatory environment facilitates more effective long-term planning and investment in our utility and EWC businesses. In our utility businesses, our retail regulators have shown foresight in approving constructive policies that benefit customers and reduce regulatory lag for owners. Examples include Formula Rate Plans in several jurisdictions and approximately $2 billion of investments in 2012 that were reflected in rates around their in-service dates.



A Transmission Approach for the Next 100 Years

Delivering sustainable benefits for our owners, customers, employees and communities

Demands being placed on the electric grid today are vastly different and greater than those for which it was designed and built. Meeting these demands could require the U.S. electric utility industry to invest between $1.5 and $2 trillion in infrastructure between 2012 and 2030.

Entergy recognizes this challenge and is pursuing an affordable, reliable solution – spinning off then merging its electric transmission business with ITC Holdings Corp., an independent, transmission-only company. The spin/merge transaction is designed to ensure not just the availability but also the reliability, diversity and security of energy in our region. We believe this is an optimal solution that can deliver benefits for our owners, our customers, our employees and our communities. The regulatory approval process for the ITC transaction is under way, with filings made in all jurisdictions.

Entergy utilities secured in 2012 retail regulatory orders, subject to conditions, granting their requests to join the Midcontinent Independent System Operator. This is a necessary first step in realizing the value of an optimized energy delivery system. An order from the Missouri Public Service Commission, which does not regulate retail service for any Entergy Operating Company, remains outstanding. Joining MISO is projected to deliver $1.4 billion in customer savings in the first 10 years through more efficient dispatch of generating plants and economies of scale. The target date for transfer of control to MISO is December 2013.

Even as we perform extensive implementation activities required for transfer of control to MISO, we continue to reliably operate our transmission business and invest in upgrades and expansions. For example, in 2012 Entergy Gulf States Louisiana and coordinating utilities completed a $193 million transmission upgrade project to improve service reliability and accommodate growth in the Acadiana, La., area.





Successfully securing 20-year license renewal requests for our nuclear plants benefits customers by supporting fuel diversity and virtually emission-free generation. In 2012, we secured license renewal for Pilgrim Nuclear Power Station and continued to advance the multi-year license renewal process for Indian Point Energy Center Units 2 and 3.

EMPLOYEE AND CONTRACTOR SAFETY

Safety is a core value at Entergy. Our goal is to achieve an accident-free work environment by building an employee-owned safety culture. Our management approach includes policies, systems and programs to build safety awareness, monitor safety performance and identify and address the root causes of injuries.

Safety, Health and Environmental Management

The Safety, Health and Environmental Management System, or SHEMS, aligns safety and environmental goals, processes and resources across our organization and enables us to monitor performance in a manner consistent with the International Organization for Standardization 14001 standard for environmental protection. Additionally, certain Entergy business units monitor performance consistent with the U.S. Occupational Safety and Health Administration's Voluntary Protection Program for safety.

Proactive safety measures based on leading indicators are included in the annual performance incentives of Entergy leaders and employees, and all employees receive SH&E training as required by their job functions.

As part of SHEMS, we conduct regular third-party and internal audits to verify compliance status and identify safety and environmental best practices. Audit results are reported regularly to facility management and annually to the audit committee of the board of directors. In 2012, Entergy conducted 36 audits to evaluate compliance, management systems and programs. Twenty-six audits were scheduled, 11 of those were program-related audits of the Avian Protection Program and the Spill Prevention, and the Control and Countermeasure Plan, and 10 were unannounced.



Building a Safer Workplace

Entergy Utility Operations group uses coaching cards to capture information provided to employees on an informal basis in weekly safety meetings or in response to specific work observations. Coaching card data is analyzed to identify best practices or work issues that are generating a large number of coaching opportunities. Using this data, managers can address issues that may be a problem locally or globally in other work areas.

How SHEMS Works


TOP-LEVEL POLICY
COMPLIANCE REQUIREMENTS
RISK ASSESSMENT
STRATEGIC OBJECTIVES
Programs and Procedures
Training
Self-Assessment
Management Review


Lost Work Day Incident Rate
(# of lost work day injuries/100 employees)


0.60
0.40
0.20
0
.21
.20
.29
.27
.33
.48
2008
2009
2010
2011
2012
2012 SEE*

Recordable Accident Index
(# of injuries/100 employees)


1.00
0.80
0.60
0.40
0.20
0
.75
.64
.78
.57
.78
.86
2008
2009
2010
2011
2012
2012 SEE*

* Southeastern Electric Exchange

Entergy's performance trends and 2012 comparisons ranked within the top seven of a peer panel that gauged 17 southern utility companies within the Southeastern Electric Exchange.

2012 Safety Performance

Entergy employees had 24 lost-time injuries in 2012, up from 19 in 2011, and an Entergy lineman injured on the job in 2011 tragically died of those injuries in 2012. And in first quarter 2013, two contractors working for Entergy suffered fatalities. We are working to build a stronger employee-owned safety culture in which employees will not tolerate unsafe behaviors and work practices. Specifically, our Utility Operations and Energy Delivery organizations surveyed employees to identify safety-related cultural, behavioral and other issues. New initiatives are being implemented in 2013 as a result of the employee survey, including clear accountability models, formal leadership development programs, third-party auditing and a move to a behavior-focused coaching structure.

The OSHA Voluntary Protection Program recognizes outstanding efforts of employers and employees who work cooperatively to achieve exemplary occupational safety and health. In 2012, 74 work locations are designated as VPP sites. Of these 74 locations, nearly 20 fossil sites and more than 40 Utility Operations and Energy Delivery sites have maintained or have been awarded VPP Star status. This is the highest possible ranking in the VPP program. Entergy participates in OSHA's Voluntary Protection Program, which verifies the OSHA logs are correct. Additionally, Entergy has a third-party audit program and during site visits also verifies that the OSHA logs are completed and correct.

Entergy nuclear sites notified OSHA leadership in 2012 that they will voluntarily phase out their participation in VPP due to announced rule changes to the program. Under the new rules, VPP members must refrain from using hard data, such as recordable incidents, in performance goals and instead rely on forward-looking measures such as observations. We believe the public views nuclear energy as different, and we acknowledge it is a unique and special business. In the nuclear energy business, performance must be measured by hard results, not activity or best intentions. While leaving VPP was not an easy decision for our nuclear leaders, our nuclear sites will continue to implement a comprehensive, continuously improving safety program that includes benchmarks, Institute of Nuclear Power Operations evaluations and assessments, and SHEMS audits. In 2012, the Institute of Nuclear Power Operations developed new guidance detailing traits of a healthy nuclear safety culture. Entergy nuclear sites are transitioning to the new traits using a change management plan to address training, materials and procedures.

Contractor Safety

Entergy's contract workforce achieved its best ever safety performance in 2012, and the fifth consecutive year of positive improvement. However in first quarter 2013, we suffered two contractor fatalities, one in an industrial accident at Arkansas Nuclear One and another in a vehicular accident. We are redoubling our efforts to raise safety awareness and reduce risks for our contractor workforce. In order to achieve an accident-free work environment at Entergy, contractors are actively involved in daily safety program elements. Participation is administered by safety advisory boards aligned with specific operating groups such as vegetation, line, substation and meter reading organizations. For example in Clinton, Miss., Entergy employees held a Meter Reading and Meter Services Safety Summit, an annual event designed to help company contractors stay safe on the job.

RELIABILITY

Keeping the power on for Entergy customers is a top priority for our utility business. In our utility business in 2012, our reliability performance as measured by outage duration improved from 2011 to 2012, while outage frequency increased slightly over record performance in 2011. Outages are typically caused by equipment failure, vegetation, lightning, animals and human error.

We manage our generation resources using a long-term integrated plan that calls for capacity needs to be met through long-term resources, whether owned or contracted. This ensures availability of resources sufficient to meet long-term reliability needs.

Entergy utilities use proven practices to reduce outages, such as aggressive maintenance on unreliable circuits and tree trimming. Through our targeted circuit program, we review system performance data yearly to identify devices and circuits in need of repair. Since 2011, the distribution line program design reliability group has improved device-specific performance by 65 percent through these types of programs.

Entergy utilities also use new technologies and approaches to improve reliability. For example, uniquely designed cameras that can take pictures of heat, plasma particles and escaping gases are being used in Mississippi to identify areas in the electrical system that require preventive maintenance. In Louisiana, an aerial trimming "air saw" is used to clear hard-to-access transmission lines. In many service areas, Entergy utilities use off-road vehicles called Jaraffs – pronounced giraffes – to perform key vegetation control activities in some of the most difficult areas for tree trimming.



Entergy utilities use proven practices to reduce outages, such as aggressive maintenance on unreliable circuits and tree trimming.



Vegetation management is key to reliability performance. Specialized equipment like this Jaraff allows access to hard-to-reach areas.



Nuclear Fleet Capability Factor
(18/24-month operating cycle, %)


100
80
60
40
20
0
92.2
88.6
90.7
93.5
91.9
90.2
92.5
92.2
89.3
92.3
91.9
89.3
90.3
88.1
86.8
2008
2009
2010
2011
2012
EWC Plants
Utility Plants
National Average

Five-Year Utility Reliability Performance

Outage Frequency
(system average interruption frequency index; average number per customer per year, excluding the impact of major storm activity)


2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1.88
1.75
1.67
1.64
1.67
1.58
2008
2009
2010
2011
2012
2012 GOAL

Outage Duration
(system average interruption duration index; average minutes per customer per year, excluding the impact of major storm activity)


250
200
150
100
50
0
216
210
187
208
195
190
2008
2009
2010
2011
2012
2012 GOAL

RELIABILITY continued from page 33

In addition, system-level continuous improvement teams identify opportunities to save money while increasing reliability. By creating bid packages for vegetation clearing around transmission and distribution lines that cover geographic areas and two full years of work, the team captured annual savings of approximately $1 million. With extensive planning, these new technologies and approaches ensure reliability performance meets customer needs.

Two utility nuclear plants – Arkansas Nuclear One and Waterford 3 – completed multiple equipment reliability projects during refueling outages in 2012. Developing equipment reliability commitment lists for each outage is an industry best practice that ensures unresolved issues at nuclear plants are identified, analyzed and addressed. Additionally, our utilities established two new all-time records for consecutive run days for solid fossil-fuel power plants – 133 days at Nelson Industrial Steam Company pet-coke unit 1 and 284 days at Independence coal unit 2.



In our EWC business, we recorded back-to-back breaker-to-breaker runs at our James A. FitzPatrick Nuclear Plant in New York and a breaker-to-breaker run at the Cooper Nuclear Station, where we provide management services under contract for the Nebraska Public Power District. However, EWC achieved a capacity factor of 89.6 percent for its nuclear fleet in 2012, which fell short of historical performance and our goal. Challenges at Palisades Power Plant in Michigan contributed to our 2012 performance. An action plan for Palisades was implemented in late 2011 to improve operating efficiency and productivity, and the NRC has returned the plant to normal regulatory oversight. Across our nuclear fleet, we review refueling outage performance, maintenance practices and other factors to identify opportunities to improve efficiency and reliability.



We recorded back-to-back breaker-to-breaker runs at our James A. FitzPatrick Nuclear Plant in New York and a breaker-to-breaker run at the Cooper Nuclear Station in Nebraska.

Replacement of Waterford 3's steam generator was a significant undertaking aimed at improving performance and completed during a planned refueling outage in 2012.

An Action Plan for Palisades

The Palisades Performance Recovery Plan was created in response to an overall performance decline and an unplanned plant shutdown that occurred during 2011. An evaluation was performed that identified a need for improvements in recognizing addressing and mitigating risk; adherence to standards, procedures and processes; and improved equipment reliability. Management took immediate steps to develop a long-term, systematic approach to return the plant to operational excellence.

During 2012, the station improved performance in many key areas through Phase I of the Recovery Plan, focusing on leadership behaviors, nuclear safety culture and adherence to Entergy processes, procedures, standards and expectations. By year's end, over 900 actions captured in the Phase I Recovery Plan were implemented. In follow-up inspections, the Nuclear Regulatory Commission concluded that the station had a healthy safety-conscious work environment and noted improvements in safety culture as a whole. As a result of their inspections and plant performance, the NRC returned Palisades to column one of its reactor oversight program – its highest safety category – effective October 1, 2012.

In 2013, Phase II of the Palisades Recovery Plan is focused on five major areas: leadership effectiveness, operational excellence, becoming a learning organization, equipment reliability and radiological performance. A Phase III plan will be built around achieving sustainable performance at high levels in 2014.

EMERGENCY PREPAREDNESS AND RESPONSE

We view safe, fast power restoration following severe weather events such as tornadoes, hurricanes and winter storms as an essential component of reliability. Our management approach assumes storm preparation is a continuous cycle without a beginning or end. Our approach includes continuous monitoring of weather systems, staging of resources prior to anticipated weather emergencies, mobilization to restore power following outages, clear and frequent communications with customers, the media, government officials and other stakeholders, collaboration with neighboring utilities and contractors, and extensive training that includes detailed storm simulations. We continuously review, upgrade and enhance our emergency preparedness and response capabilities based on past performance.

Our nuclear teams conduct ongoing programs evaluated by the NRC to ensure nuclear emergency readiness. These include ongoing risk analyses and design enhancements to address natural and man-made risks, and extensive operator training and drills to prepare for extreme conditions. Emergency response plans are regularly tested in cooperation with local, state and federal agencies. All Entergy nuclear plants have severe accident management guidelines that prescribe actions beyond normal emergency operating procedures. The guidelines address severe challenges such as those experienced at Fukushima.

More information on our nuclear emergency readiness is available at **entergy-nuclear.com**.



Awards

The Nuclear Energy Institute recognized two Entergy nuclear teams for industry-leading performance in 2012. Arkansas Nuclear One received a Top Industry Practice award in the plant support category for implementing Angel Wings, a safe, lightweight construction platform. Pilgrim Nuclear Power Station received a Top Industry Practice award in the equipment reliability category for a non-conductive torquing screw bit designed, developed and machined in-house.

In 2012, our utility storm response teams and EWC nuclear teams were again challenged with severe weather events. Through the efforts of our employees, contractors and mutual assistance workers from other companies, we safely restored service to 92 percent of our utility customers within five days after Hurricane Isaac struck in August. Improvements to our storm restoration processes based on lessons learned from Hurricane Isaac include steps to help provide customers with more accurate and timely outage information through direct channels such as telephone interaction and text alerts. We continue to make better use of social media, inform parties through daily briefings and improve worker check-in processes, scouting processes and storm reporting processes.

In October 2012, EWC's Indian Point, FitzPatrick, Pilgrim and Vermont Yankee plants all safely weathered high winds and massive flooding from Superstorm Sandy. Restoring power following widespread outages such as those experienced following Sandy would have taken significantly longer without these large, reliable generation sources. Entergy utilities also assisted in the Superstorm Sandy recovery efforts by providing more than 850 personnel.



Awards

Entergy received both the 2012 Edison Electric Institute Emergency Recovery Award and Emergency Assistance Award. We have received the EEI Emergency Recovery or Emergency Assistance awards for 15 consecutive years, the only utility in the country to do so.



In addition to responding to Hurricane Isaac and Superstorm Sandy, Entergy employees also worked to restore power to nearly 200,000 customers – mostly in Arkansas – following a Christmas Day ice storm.

More information on our utility storm response capabilities, including real-time updates during severe weather events, is available on the Entergy Storm Center at **entergy.com/storm_center**.



An A+ Performance

The U.S. Department of Energy gave Entergy's response to Hurricane Isaac an "A+," noting, "This is one of the best restorations we've ever seen, and Entergy should be commended."

SUPPLY CHAIN DEVELOPMENT

We annually purchase approximately $3.4 billion in materials and services as part of our efforts to provide safe, reliable power to our customers at reasonable costs. A robust, sustainable supply chain is essential to our ability to serve our customers. Our management approach to maintaining and further developing a healthy supply chain includes a defined supplier code of conduct, initiatives to build a more sustainable supply chain and a program for encouraging and facilitating greater supplier diversity and programs.

Our supplier code of conduct sets ethical and compliance standards of behavior for companies that work with Entergy. All suppliers are expected to conduct business in a manner consistent with our code of conduct.

Supply chain sustainability initiatives are focused on improving safety and environmental performance of our suppliers. Entergy continues to work with non-fuel suppliers to improve their environmental performance. Our contractor safety program is discussed in the Employee and Contractor Safety section of this report. We have incentive and non-incentive scorecards that target multiple performance indicators for the company and our key suppliers, including sustainability-related measures. Entergy also participates as a founding member of the Electric Utility Sustainable Supply Chain Alliance. Although specific scorecard measures differ based on the services and products provided, standard metrics used to align contractor performance with company objectives include safety, budget, radiation protection, schedule, reliability and human performance. In general, criteria are assigned to each of these metrics and the vendor may meet target, exceed target, or fall below target. Financial incentives and disincentives are tied to targets.



Our management approach to maintaining and further developing a healthy supply chain includes a defined supplier code of conduct, initiatives to build a more sustainable supply chain and a program for encouraging and facilitating greater supplier diversity and programs.



Supply Chain Initiatives Benefit the Bottom Line

Entergy entered into an agreement with an electronics lifecycle management company to recycle used electronic equipment in an environmentally responsible manner. Entergy realized $78,000 in revenue from the sale of recycled electronic assets through the supplier, which offset nearly 50 percent of the disposal cost.

Our Entergy Supplier Diversity & Development Initiative is designed to ensure the inclusion of a diverse base of suppliers capable of meeting the company's various procurement needs. Through this initiative, Entergy gains a supplier base that reflects the communities it serves and benefits from higher quality products and services resulting from increased competition and a

The complete supplier code of conduct is available at
entergy.com/content/operations_information/supply_chain/supplierscode.pdf.

higher level of service and flexibility. We identify, prequalify and promote the utilization of diverse suppliers including minorities, women, veterans, disabled veterans and HUB Zone suppliers. We work with third parties, such as the SHARE nonprofit coalition in New York, to engage and educate diverse suppliers on our business, policies and processes. The commitment to supplier diversity is also extended to our prime suppliers through our second-tier initiative. We strongly encourage our prime suppliers to engage diverse suppliers in their efforts on Entergy's behalf, where practical. Since its inception in 1987, Entergy's supplier diversity initiative has accounted for more than $3 billion in contracts and purchase orders awarded to diverse suppliers.

Among key initiatives in our supply chain management strategy for 2012 were:

- Identify and support innovative ways to reduce costs, including the Electronic Invoice Presentment & Payment and Meter-Purchase-to-Disposal projects.
- Increase supplier participation in the Vendor Registration/Certification System, which supports Entergy's safety, health and environmental management program.
- For common purchases made in fossil and nuclear plants and transmission/distribution, continue collaboration efforts to maximize sourcing leverage with suppliers.



Since its inception in 1987, Entergy's supplier diversity initiative has accounted for more than $3 billion in contracts and purchase orders awarded to diverse suppliers.



Reinforcing Our Expectations of Suppliers

In 2012, we reinforced compliance with the high standards of the Entergy Suppliers' Code of Conduct by sending approximately 2,800 letters highlighting our expectations of compliance to active vendors who conducted more than $100,000 of business with Entergy.

CUSTOMER ENGAGEMENT

We engage regularly with customers and community leaders to foster strong relationships and improve customer satisfaction. This interaction occurs during the normal course of business and as a result of specific initiatives such as EWC efforts to secure license renewal at Indian Point and Entergy utilities' efforts to join MISO. For example, Entergy utility leaders have hosted stakeholder meetings with commercial and industrial customers to discuss the move to MISO and its projected impact on energy costs, reliability, emergency response and future price stability. Stakeholder meetings with customers and governmental representatives were held to discuss and gather feedback on the planned transmission spin-off and merger with ITC Holdings Corp.

Entergy managers engage with customers regularly at a local level. For example, customer service managers participate in local events related to hurricane preparedness to share information on power restoration procedures, emphasize the importance of safety around power lines and promote preparedness practices. Managers from our utility and EWC generating plants regularly hold outreach events in surrounding communities to encourage dialogue about known and emerging issues of interest to stakeholders.

Social media is facilitating additional customer engagement. Entergy, its utilities and EWC business connect with customers and other stakeholders on Facebook and Twitter and through mobile apps. Specific events are used to engage customers such as "Survive the Sizzle," a contest on the Entergy Texas Facebook page that awarded prizes to customers with the most "liked" photos of surviving the summer heat. We also worked with eSSENTIAL Accessibility, Inc., a provider of a software-based service that makes online environments fully accessible to individuals with physical disabilities, to ensure that all Entergy customers who want to connect with us online are able to do so.



We seek to maintain strong relationships with local, state and federal regulators and other governmental stakeholders responsible for policy and regulatory decisions that impact our business and our customers.


Wanna win some COOL prizes?
iPad? HDTV? NEST Thermostat?
Starts August 1st
SURVIVE the SIZZLE
Entergy Texas
Add a description
Tag Photo
Add Location
Edit
Sponsored
Create Ad
50,000 Bonus Points

To raise awareness of energy efficiency programs, Entergy Texas engaged customers in a social media contest based on ways to keep cool while reducing energy use.

We seek to maintain strong relationships with local, state and federal regulators and other governmental stakeholders responsible for policy and regulatory decisions that impact our business and our customers. Our utilities and EWC businesses have dedicated organizations to support engagement with governmental stakeholders at all levels.


ADVOCATE POWER
IN THE NEWS
Entergy
Click the logo to take action:
NATIONAL FUEL FUNDS
NFFN

We modified our traditional newsletter for social advocates to a digital format, which allows more engagement and interaction and allowed us to efficiently and effectively expand its distribution.

ENTERGY CORPORATION TWITTER


GENERAL STATS
Entergy
1.2k connections
@mentions 4.6k 58%
Messages Sent 271 68%
Messages Received 4.6k 58%
Clicks 4.3k 97%
Retweets 2.3k 74%
New Followers 2.5k 71%
You Followed 22 32%
KEY INDICATORS
MY SOCIAL SCORES
TWEETING BEHAVIOR
PUBLISHING
DAILY ENGAGEMENT
OUTBOUND TWEET CONTENT
240 Plain Text
31 Links to Pages
0 Photo Links

Social media proved to be a valuable tool in providing customers restoration information and two-way communication during Hurricane Isaac.

During Hurricane Issac, our new Entergy app was downloaded more than **17,000** times.

 Smartphone app: **entergy.com/app**

CUSTOMER EXPERIENCE

A positive, profitable customer experience directly impacts our ability to grow our business and deliver top-quartile returns. Our management approach includes a customer-focused strategy to improve satisfaction, issue proactive and consistent communications, foster employee ownership of issue resolution and integrate customer experience into planning and service delivery processes.

In 2012, Entergy utilities implemented key components of a comprehensive strategy to deliver a positive and profitable customer experience. Based on customer feedback gained through 45 in-depth interviews, six face-to-face collaboration labs and six virtual labs, new tools, services and programs were launched to address specific desires, including "save me money" and "keep me informed." Customers affected by an outage are now contacted by phone or text message with relevant outage information and estimated restoration times. On Entergy's myAdvisor and myHome websites, customers can use tools and resources to better understand their bills, select payment options and find ways to save energy and money. Entergy utilities engaged customers on the new tools and services through email, advertising campaigns and other media. From its launch in April 2012, the myAdvisor website has been visited more than 20,000 times. Of those visiting customers, 94 percent said they had a better understanding of how to save money after using the new tool. Videos on the myHome website were viewed more than 200,000 times over that same period.


myADVISOR
myHOME
myRESOURCES
myACCOUNT

New online resources provide money-saving tips and bill management tools for customers.



Communicating with Customers on Hurricane Isaac

Hurricane Isaac knocked out power to more than 769,000 Entergy customers, making the slow-moving storm the fourth largest in company history. In preparing for and recovering from Isaac, Entergy engaged with customers via phone, online, texts, proactive messages and social media.

- We answered more than 1 million calls; 76 percent within 30 seconds.
- We made more than 2 million outbound calls and sent nearly 1.4 million texts to customers.
- We provided area-level outage information via **entergy.com** and View Outage, an online real-time outage map showing power line and location status.
- We interacted with more than 32,000 unique customers through social media and investigated and responded to more than 500 customer inquiries received through social media and email.
- After the storm, we surveyed 1,500 customers through a telephone study and conducted two employee focus groups resulting in improvements to the way we keep customers informed during storms.

Save Me Money Web Page:

160,000

Over 160,000 site visits

myHome:

200,000

Over 200,000 video plays

myAdvisor:

20,000 — Over 20,000 site visits

80% — 80% of visitors access Energy Efficiency/Money Savings Tips

97% — 97% say the myAdvisor Experience is helpful

94% — 94% say they have a better understanding of how to save money after the experience

myResources:

60,000 — Over 60,000 site visits

Calculators:

47,000 — 47,000 views on online energy calculators

Entergy Solutions (EAI, ETI and ENO only):

115,000 — 115,000 views on Entergy Solutions



Since our new Save Me Money e-newsletter launched in July 2012:



6M Delivered



1.1M Opened



1.9M Articles Read

A new Welcome Experience was created as part of the utility customer experience strategy. When customers initiate electrical service, Entergy representatives provide more detailed information on the set-up service call, including an estimate of the average bill at the new location based on previous usage. They also capture the customer's preferred method of contact. Customers receive an eWelcome packet, which includes a message from the utility company president, confirmation of service initiation and a series of six weekly emails that include information on residential service, crisis communications, myAccount and Save Me Money online tools and billing and payment options. As part of a related pilot project, Welcome Desk representatives receive expanded training, including spending time in the field and riding along with line workers, to support their interactions with customers.

We also engaged customers in ways we could keep them better informed during major storms. By surveying 1,500 customers impacted by Hurricane Isaac in August 2012 and conducting two employee focus groups, a process was created to deliver more detailed outage information to customers in our online View Outage feature during a major event – like a hurricane – even down to the neighborhood level. Now our View Outage system defaults to the area view mode during the early days of a major weather event to make it easier for the customer to understand the overall impact of the storm. Additionally we expanded the role of proactive calls and text messages before, during and after a major storm in order to directly deliver key information to customers during a storm event.

Each year, Entergy Market Research obtains 6,000 Customer Perception surveys, which provide an overall assessment of customer attitudes towards Entergy. Additionally Entergy Market Research obtains 6,000 Recent Experience surveys with customers who have had recent (within the past four days) interactions with the company. Beginning in 2013 Entergy Market Research initiated an online residential panel of 2,500 customers. Entergy can present a broad range of topics to the panel to more quickly assess and respond to customer perceptions.

During 2012 Entergy selected Bellomy Research as its new research partner. Bellomy is monitoring various social media sites related to Entergy to better understand the voice of the customer and identify opportunities for Entergy to positively impact customer perceptions through its communication strategies. Entergy Market Research, supported by its partner Bellomy, developed a customized online portal providing extensive reporting capabilities of the research it conducts, bringing the voice of the customer near real time to the employees who serve them every day.

An innovative program to save customers money is Entergy Solutions Awards for residential customers. The rewards program suggests energy saving actions, tracks electricity usage to measure savings and when energy consumption is lowered, gives customers reward points that can be redeemed for discounts at a growing list of participating national and local merchants.



We expanded the role of proactive calls and text messages before, during and after a major storm in order to directly deliver key information to customers during a storm event.


ADVISOR
HOME
RESOURCES
ACCOUNT

Customer Experience
youtube.com/watch?v=gDlWXgnqMjc

2012 Customer Satisfaction Performance

Over the past five years, Entergy utilities have improved residential customer satisfaction as measured by J.D. Power and Associates while holding average residential rates below the U.S. average. In 2012, our utilities continued to gain in the J.D. Power and Associates Electric Utility Residential Customer Satisfaction Study. Four of our utilities were among the top eight performers in Proactive Outage Communications.



Satisfying Our Customers

All Entergy utilities showed improvement in residential customer satisfaction in 2012. Entergy New Orleans was named most improved. In the J.D. Power and Associates 2013 Business Customer Satisfaction Study, Entergy Texas achieved the highest overall customer satisfaction score among midsize utilities in the South.

NEW MARKET OPPORTUNITIES

As technologies, energy sources and markets evolve, Entergy continually assesses opportunities to serve customers with new products and services, both to offer greater benefits to customers and to improve customer satisfaction. Our approach is to evaluate the value of new technologies and energy sources against the costs of development and implementation. Currently Entergy is focused on opportunities such as smart grid technology, net metering, electric vehicle charging station pilots and new service options such as security lighting.


Entergy.
THE POWER OF PEOPLE
TOO MANY THINGS GOING BUMP IN THE NIGHT OUTSIDE?
The right lighting can help fix that!
Learn More About the Value of Security Lighting
The bright glow of security lighting can help deter intruders and keep your home and family safe. Let us help. We can install and maintain security lighting for your household.
LEAVE IT TO US!
We'll handle all repairs and bulb replacement.
THE LOW FEE
can appear right on your bill.
FREE INSTALLATION
If you already have a utility pole.

Security lighting helps customers feel safer while increasing their satisfaction with the company.

In 2012, Entergy continued to grow security lighting sales to residential, commercial and industrial utility customers. Customer research has shown that Entergy customers who have security lighting are more satisfied with the company. In addition, it provides another source of revenue for Entergy utilities and an innovative way to grow within our defined utility service area. Entergy offers security lighting year-round and informs customers of this service via a dedicated sales team, phone center, bill inserts, advertising and other outreach efforts. In 2012, outdoor security lighting revenues were approximately $6.3 million, which represents a 4.8 percent growth from 2011 and an 11.1 percent growth from 2009. Over the next several years, Entergy plans to continue to expand the lighting business across all utility operating companies, which will strengthen customer satisfaction and contribute to earnings growth.

We formed an Integrated Energy Management organization to develop a strategy and point of view on smart grid technologies. In 2012, we merged resources from the Integrated Energy Management group with our Customer Experience strategy to help match technology research to customer needs. We are using small- to medium-scale pilots, extensive peer company research, targeted customer research, technology architecture and strategy development test projects. We have ongoing projects in Louisiana and Arkansas to test advanced metering infrastructures. Entergy New Orleans is implementing a Department of Energy Smart Grid Investment Grant program to measure effectiveness of smart meters installed in residences of low-income customers. We are also deploying smart meters via a targeted deployment program that is designed to utilize smart meters to achieve operational efficiencies related to access issues and voltage monitoring. Results of our energy efficiency programs are highlighted in the Environmental section of this report on **PAGE 62**.

Entergy utilities have net metering programs in Arkansas, Louisiana and Texas that enable customers to sell excess power generated from renewable resources, primarily solar, back to the utility. Although our utility service area is not optimally located for solar generation, net metering installations have increased due to lower installation costs and tax incentives.

Our approach to evaluating opportunities related to electric vehicles includes analyzing the impact on the electric grid of various types of electric vehicle charging systems, developing and deploying educational materials and programs for customers and employees, and collaborating with others to further research and development efforts. Entergy has partnered with Coulomb Technologies to fund the installation of 17 charging stations at college campuses in Entergy's service areas. The installations provide real world operational information and consumer behavior characteristics that will assist in future deployment of the technology. From March 2012 to March 2013, the charging stations have provided 3.8 MWh of energy in 1,048 total charge-ups, saving 5,367 kg of greenhouse gas emissions and 632 gallons of gasoline.

Driving Customer Information



In 2012, we launched an Electric Vehicle Home Page that provides information on different types of electric vehicles and how they work, different types of charging stations for residential and commercial applications, costs of owning an electric vehicle and frequently asked questions. It can be found at **entergy.com/our_community/environment/ev.aspx**.

Environmental Performance

PROTECTING OUR WORLD

Achieving Our Mission
We create value by operating our business safely and in a socially and environmentally responsible way.

How It Benefits Our Business
Operating our business in an environmentally responsible way is integral to ensuring public health and safety, meeting compliance requirements and managing operating costs. Many environmental issues pose unacceptable risks to our company, communities and society. In particular, our utilities are located in and serve areas along the U.S. Gulf Coast, a region at significant risk from the effects of climate change. Effectively managing environmental risks is essential to our ability to create long-term sustainable value for our owners, customers, employees and communities. It also positions Entergy to take advantage of business opportunities that may arise out of the market's response to changing environmental conditions.

What's Involved
- A Clear Commitment and Comprehensive Strategy
- Reduced Environmental Footprint
- Proactive Approach to Adaptation
- Compliance
- Energy Efficiency
- Clean Generation
- Employee and Stakeholder Engagement


WE
CREATE
VALUE BY
OPERATING OUR
BUSINESS SAFELY
AND IN AN
ENVIRONMENTALLY
RESPONSIBLE WAY

How All Our Stakeholders Benefit

Operating our business in an environmentally responsible way benefits all of our stakeholders:

- Avoiding costs associated with non-compliance and mitigating business risks posed by environmental issues such as climate change benefits our **owners**.
- Environmentally sound operations protect public health and safety, and energy efficiency efforts result in lower electricity usage by our **customers**.
- Protecting the environment is important to our **employees**, who see greater satisfaction from knowing Entergy is striving to be an environmental leader.
- Adaptation measures help build resilience, and measures to protect clean water and air, and biodiversity enhance the quality of life in our **communities**.

A CLEAR COMMITMENT AND COMPREHENSIVE STRATEGY
Entergy's board of directors articulated our commitment to the environment more than 11 years ago with the adoption of Entergy's Environmental Vision Statement in 2002. The statement sets expectations in areas of sustainable development performance excellence and environmental advocacy. It guides our business policies and decisions. We strive to operate our business in a way that is consistent with the high standards articulated in Entergy's Environmental Vision Statement.



Entergy's Environmental Vision Statement

Sustainable Development

We will:

- Develop and conduct business in a responsible manner that is environmentally, socially and economically sustainable.
- Promote environmentally cleaner and more efficient generation, transmission, distribution and use of energy.
- Encourage employees to conduct their personal and corporate lives in such a way that Earth's environment is preserved for future generations.

Performance Excellence

We will:

- Meet, but preferably exceed, environmental legal requirements, conforming to the spirit as well as the letter of the law.
- Understand, minimize and responsibly manage the environmental impacts and risks of our operations, setting goals that reflect continuous improvement.
- Be a good steward of the land that we own and the wildlife and natural resources that are in our care. Communicate our commitment to the policy internally and provide the resources, training and incentives to carry it out.
- Track and publicly report our environmental performance using best practice reporting guidelines.

Environmental Advocacy

We will:

- Inform employees, customers, shareholders and the public on matters important to the environment.
- Maintain a constructive dialogue with government agencies and public officials, communities, environmental groups and other external organizations on environmental issues.
- Lead by example, demonstrating responsible environmental behavior everywhere we serve and supporting public policy that contributes to an ever-improving global and local environment.

In 2011, we developed and adopted a holistic, 10-year environmental strategy, Environment[2020]. Driven by stakeholder concerns, potential new regulatory requirements, environmental resource limitations, financial considerations and Entergy's commitment to the environment, Environment[2020] has six areas of focus:

Continuously reduce Entergy's environmental footprint.
Assess and implement adaptation measures to mitigate physical risks to our operating area posed by climate change.
Proactively manage emerging compliance areas.
Deploy energy-efficient technologies and enhance transmission and distribution networks to assist customers in reducing energy use and cost.
Advance Entergy's utility portfolio transformation to accelerate clean generation.
Engage employees and other stakeholders to advance Entergy's vision for corporate sustainability and environmental stewardship.

Across these six areas, we deploy integrated strategies that deliver environmental, economic and social benefits to our stakeholders. For example, our efforts to assess and implement adaptation measures include discussions with customers and other parties to align our efforts to build more resilient infrastructure. One objective of this effort is to minimize overall business interruption losses from extreme weather and climate change. Other objectives include enhancing the prosperity, safety and quality of life in the communities we serve.

Our management approach to implementing Environment[2020] includes a Safety, Health and Environmental Management System with policies that set clear expectations for Entergy employees and defined processes and metrics to monitor, measure and improve our environmental performance. All of Entergy's business functions are governed by corporate environmental standards, requirements and guidelines. Any new customer product or service requires a business case reviewed by management, which includes a full evaluation of any associated environmental issues. Environmental considerations are also integrated into the engineering design and maintenance plan for any asset. Our policies apply to Entergy contractors. Additionally, joint venture partners, outsourcing partners and other business partners are evaluated to ensure their practices are consistent with our policies. Environmental risks are also quantified in the approval process for any mergers, acquisitions or other investments.



All of Entergy's business functions are governed by corporate environmental standards, requirements and guidelines.

We use a companywide, centralized environmental near miss and incident reporting system that is administered by air, water and solid waste peer groups. Each business unit participates in the peer groups. In quarterly meetings, peer groups review incidents, incident root causes, best practices and lessons learned. Peer group reports are made to the Environmental Lead Team quarterly, and significant near misses and incidents are reported annually to the audit committee of the board of directors.

REDUCED ENVIRONMENTAL FOOTPRINT

Entergy believes that increasing greenhouse gas emissions have a harmful effect on our environment. In addition, we recognize the importance of preserving finite environmental resources including clean air and water and the biodiversity that exists within ecosystems across our planet. For these reasons, we seek to continuously reduce our environmental footprint.

Managing Risks Associated with Climate Change

Managing risks of climate change involves anticipating regulatory and physical risks, testing our business decisions against scenarios of potential change, identifying where we are vulnerable and devising sound, cost-effective business strategies to manage risks and recognize opportunities to prosper in a changing world. This integrated approach is implemented by 1) using an Enterprise Risk Management system to help ensure risks are recognized and effectively managed, 2) an Investment Approval Process that uses projections



History of Environmental Leadership

Entergy's Voluntary CO_2 Stabilization Commitments

GOAL	TIMEFRAME	RESULTS
Maintain CO_2 emissions from Entergy-owned power plants at year 2000 levels	2001-2005	Emissions from 2001 to 2005 were 23 percent below the cumulative five-year target
Maintain CO_2 emissions from Entergy-owned power plants and controllable power purchases at 20 percent below year 2000 levels	2006-2010	Emissions from 2006 to 2010 were more than 3 percent below the cumulative five-year target.
Maintain CO_2 emissions from Entergy-owned power plants and controllable power purchases at 20 percent below year 2000 levels	2011-2020	While CO_2 emissions in 2012 exceeded our annual target by approximately 6.4 percent due to growth in energy demand, cumulative emissions from 2001 to 2012 are 11.15 percent below the cumulative 2001 to 2012 stabilization target.

of future carbon price to test business decisions, 3) an Integrated Resource Planning process that uses projections of future carbon prices to identify optimal energy resource investments, 4) a business continuity process to ensure reliable service in the face of growing physical risks, 5) a storm recovery readiness process for improved resilience to extreme weather events, 6) a storm hardening process to help prioritize investment to reduce business interruption losses and 7) a stakeholder outreach process to ensure that investments Entergy makes in resilience compliment what our customers and communities are doing to ensure prosperity, safety and quality of life.



In 2001, Entergy made our first voluntary five-year commitment to stabilize our CO_2 emissions as part of our efforts to address the business risk posed by climate change. After successfully completing two five-year stabilization commitments, the company set a new voluntary stabilization commitment as part of Environment[2020]. Our commitment is to maintain CO_2 emissions from Entergy-owned power plants and controllable power purchases through 2020 at 20 percent below year 2000 levels. While CO_2 emissions in 2012 exceeded our annual target by approximately 6.4 percent due to growth in energy demand, cumulative emissions from 2001 to 2012 are 11.15 percent below the cumulative 2001 to 2012 stabilization target. The 2012 greenhouse gas inventory is verified to the International Organization for Standardization 14064.1 Standard for GHG Inventory Development, Reporting and Verification. The inventory, reporting document and verification statement are available at **americancarbonregistry.org**. Review a copy of the verification letter from ICF International on **PAGE 89** of this report.



Students from the Mississippi Delta explored the Yazoo National Wildlife Refuge with an outdoor scavenger hunt during a 2012 tour. Reforestation of the refuge accomplished through funding from Entergy's Environmental Initiatives fund means more than 40 years of reduced carbon dioxide.

Entergy announced in May 2012 the completion of registration of a reforestation project in Arkansas and Louisiana that will remove an estimated 460,000 tons of carbon dioxide from the atmosphere over the next 40 years. The project restored nearly 3,000 acres of marginal agricultural land to native bottomland hard forests, which removes greenhouse gases, improves local water quality and increases habitat for wildlife. By registering the reforestation project with the American Carbon Registry, Entergy further strengthened its ability to operate in a carbon-constrained environment using innovative market-based approaches.

The transportation sector is the second-largest U.S. generator of greenhouse gas emissions behind electricity generation. Entergy has partnered with Coulomb Technologies to fund the installation of 17 charging stations at college campuses in Entergy's service areas.

More information on performance of the charging stations can be found in the Economic section of this report under New Market Opportunities.

Also review online electric-vehicle resources we offer customers at **entergy.com/our_community/environment/ev.aspx**





Geaux Green Game

The Super Bowl XLVII Host Committee, Entergy Corporation and the Center for Climate and Energy Solutions launched a "Geaux Green" initiative to limit the environmental impact of the Super Bowl. The initiative included three carbon-offset projects providing carbon credits to offset emissions from Super Bowl-related activities. On the Geaux Green website, fans could calculate carbon emissions associated with their trip to the game and purchase credits from the carbon-offset project of their choice. Entergy matched fan purchases dollar for dollar. In all, company offset purchases related to the Super Bowl resulted in more than 46 million pounds of avoided greenhouse gas emissions.


NEW ORLEANS
GEAUX GREEN
Join us in making Super Bowl XLVII the most sustainable football game ever!
JOIN US
PLAY
OFFSET

Through the Geaux Green game and other activities, Entergy helped engage NFL fans in reducing the environmental impact of the 2013 Super Bowl.

For more information in this report go to **PAGE 8**.

REDUCING AIR EMISSIONS

Since 2005, Entergy has invested $19.9 million to reduce its sulfur dioxide and nitrogen oxide emissions from Entergy-owned plants. Through proactive management of our generation portfolio, we significantly increased over this same period the percentage of power generated from clean, efficient, natural gas-fired capacity. We expect to use both approaches to reduce air emissions in the future. In 2012, SO_2 increased while NOx decreased compared to 2011.

Emissions from Owned Generation



CO_2
300
2
1.41
1.25
1.26
1.21
.58
.54
.59
.59
.59
35.7
32.6
36.5
37.4
38
0
0
2008
2009
2010
2011
2012
CO_2 (million tons/year)
CO_2 Intensity (lbs/KWh)
National Average (lbs/KWh)



NOx
300
4
1.51
1.06
1.06
1.00
.82
.82
.75
.75
.67
50.3
40.3
46.6
47.1
42.9
0
0
2008
2009
2010
2011
2012
NOx (thousand tons/year)
NOx Intensity (lbs/MWh)
National Average (lbs/MWh)



SO_2
500
7
3.84
2.97
2.60
2.30
.86
.79
.75
.77
.77
52.7
48.2
46.6
48.5
49.6
0
0
2008
2009
2010
2011
2012
SO_2 (thousand tons/year)
SO_2 Intensity (lbs/MWh)
National Average (lbs/MWh)



Hg
3
3.5
2.00
2.27
2.27
1.70
.75
.72
.72
.71
.67
0.46
0.44
0.45
0.44
0.43
0
0
2008
2009
2010
2011
2012
Hg (tons/year)
Hg Intensity (lbs/100 GWh)
National Average (lbs/100 GWh)

Reducing Waste

Generating waste creates business risk related to the cost of disposal site cleanup and cost of non-compliance with permits and regulatory requirements. Our management approach to reduce waste includes waste minimization and management programs, investment recovery initiatives, recycling programs and audits of third-party disposal sites.

All Entergy business groups have aggressive waste minimization programs designed to achieve the lowest category of hazardous waste production. For example, our utilities have focused on reducing the use of a degreasing solvent with a 100-percent trichloroethylene formulation. This increases safety, reduces impact on the environment and saves money. By working with the manufacturer on a safer replacement product, our utility teams have reduced usage of the trichloroethylene solvent by more than 85 percent. The cost savings is a combination of cost of product and reduced hazardous waste generation costs. Estimated savings are approximately $30,000 per year.


Hazardous Waste Generation
(tons)
60
50
40
30
20
10
0
46
54.2
27.1
27.8
49.2
2008
2009
2010
2011
2012

Hazardous waste generation can vary from year to year based on several factors. In 2012, we generated 49.2 tons, an increase of 77 percent over 2011 due in part to storm-related impacts. However, hazardous waste generation is nearly 21 percent below 2007 levels, when the company implemented a waste minimization standard. Wastes from our generation facilities that are of particular concern include used nuclear fuel and coal ash.



Our management approach to reduce waste includes waste minimization and management programs, investment recovery initiatives, recycling programs and audits of third-party disposal sites.

The Nuclear Regulatory Commission has determined that used fuel can be stored at plant sites for 100 years without adverse health or safety consequences. Most used nuclear fuel loses about 50 percent of its radioactivity within three months and about 80 percent after one year. While used fuel is currently being stored safely on site, we urge the federal government to establish a permanent disposal site. All nine of Entergy's nuclear plant sites are planning for movement of used fuel from water storage to dry cask storage on their existing sites. Implementation varies, based on how long a particular plant has been in operation. For example, in 2012, Waterford 3 Steam Electric Station successfully completed its second dry fuel campaign, moving 192 fuel assemblies in six casks to a new storage pad. The campaign, part of the plant's comprehensive dry fuel storage program, was initiated to create storage space for additional used fuel.

Coal ash is the largest single-type waste stream from fossil-fuel plants. In 2012, Entergy recycled 57.7 percent of its coal ash, which is significantly higher than the industry average. In 2011, which is the most recent data available, the national industry average for coal-ash recycling was 43.5 percent.

In 2012, we completed the asset recovery project associated with the demolition of the A.B. Paterson Plant in New Orleans. Through the recovery and recycling of steel and alloys such as stainless steel, copper and brass, Entergy realized more than $2.7 million in revenue.

Entergy recycled more than 12 million pounds of scrap wire, scrap metal, used equipment and other materials that otherwise would have gone into landfills, enabling the company to recover nearly $9 million. Through various partnerships, the company also recycled 1.6 tons of rechargeable batteries and approximately 98 tons of computer and electronic equipment.



Target Zero Trash

In July 2012, Entergy Louisiana and Entergy Gulf States Louisiana launched the Target Zero Trash recycling program. In the first six months of the cost-neutral recycling program, employees collected more than 80 tons of recyclable waste, including paper, plastic and aluminum and steel cans. Their efforts saved 280 cubic yards of landfill space, eliminated 255 metric tons of greenhouse gases and saved nearly 1,000 mature trees.


TARGET
ZERO
TRASH



Every Little Bit Matters

Entergy began a soap-recycling program at the Entergy Power House Conference Center in Jackson, Miss., which is expected to capture 340 lbs. of hard soap and 220 lbs. of bottled soap and amenities each year. Through a partnership with Aramark, which manages the conference center, the soap is recycled to produce approximately 2,100 bars of new soap for distribution to vulnerable children and families around the world.


2,100

Protecting Clean Water Resources

Fundamental to life and vital to power generation, water resources are under increasing pressure from population growth and persistent drought conditions. Although only one Entergy facility – Lewis Creek in east Texas – is operating in a water-constrained environment, we recognize the critical importance of reducing water consumption and preserving and protecting water resources.

Our water peer group, established in 2002, includes subject matter experts from all Entergy businesses who collaborate and coordinate the company's management approach to water issues. We have conducted water optimization studies at several facilities, including Lewis Creek. We work with the Electric Power Research Institute and other industry groups on water issues such as water intake, quality, discharge and consumption. Entergy also engages with suppliers to improve their water consumption performance and works with industry experts on research and data collection to identify opportunities for improved performance.

We contribute to the U.S. Business Council for Sustainable Development's water synergy program through research at our Waterford fossil and nuclear units to develop enhanced water management tools. In 2012, Entergy continued to sponsor and participate in the U.S. Business Council's Water Synergy Project focused on water-related opportunities in the lower Mississippi River Valley. The research focuses on all of the industrial assets along the region to develop enhanced water management tools and identify water re-use between and among the water users there. Discussions with key stakeholders and regulators focused on the potential discharge of processed and treated wastewater into natural or assimilated wetlands and the determination of an appropriate approach to setting nutrient loading limits.



Our water peer group, established in 2002, includes subject matter experts from all Entergy businesses who collaborate and coordinate the company's management approach to water issues.

Protecting Biodiversity

We believe biodiversity is an ecological asset to be valued and protected. Entergy has a strong track record of limiting the impact of our operations on biodiversity, but our goal is to have a net positive impact on biodiversity.

The business case for biodiversity protection includes maintaining our reputation for strong operations by reducing the environmental impact of those operations; contributing to healthy ecosystems such as wetlands that are critical to the quality of life and commercial livelihood of the communities we serve; and reducing or avoiding transaction costs associated with biodiversity impacts. Risks related to biodiversity include negative impacts to avian species and cost of non-compliance with wildlife protection laws and regulations. We manage these risks through our environmental management system as well as protective construction standards and training. Impact of new construction is considered during the investment approval process.

Biodiversity risks have been assessed at all of our operating sites. Our threatened and endangered species mapping system shows known locations of protected species in relation to our transmission, distribution and generating assets. Employees use the system to manage facilities and operations in ways that protect and enhance biodiversity. We consult with appropriate agencies on projects with potential for biological interaction in order to include the most current species habitat, range and protection status data. Stakeholder consultation is included through the built-in comment period of permit requests for many of our projects.

In March 2011 Entergy implemented an Avian and Wildlife Protection Standard, establishing the company's commitment to biodiversity and addressing all wildlife impacts. Since the majority of biodiversity risk is associated with transmission and distribution lines, Entergy's corporate standard calls for development of an avian protection plan to reduce risks resulting from avian interactions with electric systems. The U.S. Fish and Wildlife Service has concurred with the plan, which includes a program to retrofit electrical system components with bird-mortality reduction measures and establish avian-friendly standards for new builds.

In 2012, we began to proactively retrofit existing facilities in high avian-risk areas. Entergy's Avian Power Line Interaction Guidelines specify the required risk assessment methodologies and mortality-reduction strategies. A third-party consultant conducted a desktop risk assessment on the entire utility service territory. We began utilizing this assessment in 2012 to proactively mitigate the highest-risk structures and lines. In 2013, Entergy distribution design groups will begin utilizing a new process to analyze every design and add avian protection to poles of design projects located in high-risk areas.



Entergy is a member of the Avian Power Line Interaction Committee, a group that encourages peer information sharing, communication with federal agencies and establishes conservation guidelines for the industry.



Entergy's Avian and Wildlife Protection Standard helped successfully sustain eagles nesting near the Ninemile Point plant site in Louisiana.

In 2012, we also conducted a program audit of our Avian Protection Plan to evaluate the level of implementation, understanding, effectiveness and opportunities to improve. The program audit included all aspects of the plan and covered transmission and distribution operations in all the states served by Entergy utilities. The audit found the plan's intent is well understood and identified opportunities to improve its effectiveness and implementation, which we are using to improve our performance in this area.

We also address biodiversity-related liabilities when it comes to sale or closure of operating sites. For example, during due diligence related to the proposed spin-off and merger of Entergy's transmission business with ITC Holdings Corp., we found that the counterparty had acceptable avian protection practices.

Restoring Wildlife Habitat in Louisiana



Entergy partnered with Ducks Unlimited on a project to convert 225 acres of agricultural lands in Louisiana's Catahoula Parish to bottomland hardwood to restore wildlife habitat and sequester atmospheric carbon dioxide. Reforested in 2008, a 2011 seedling survival analysis showed survival of 270 trees per acre, well above the agreed-upon minimum of 150 trees per acre. The 2012 survey reported the trees continue to be in good to excellent condition, and the property continues to be well managed to protect conservation values and carbon accrual.

Fighting Climate Change Through Bottomland Hardwood Restoration



Entergy helped restore 2,942 acres of marginal agricultural land to native bottomland hardwood forests. Restoration not only soaks up greenhouse gases from the atmosphere but it also improves local water quality and increases areas to store floodwater. In addition to climate and water benefits, the project increases habitat important to Black Bears and neo-tropical birds. The restoration provided local jobs and the area is now attractive for eco-tourism.

Using Streamside Control Measures to Protect Fish and Wildlife Habitat



Streams are an important source of water and a vital component of fish and wildlife habitat. In 2012, Entergy utilities used streamside-management siltation and erosion control measures on approximately 45 electrical transmission and distribution construction projects.

PROACTIVE APPROACH TO ADAPTATION

The primary risks posed to Entergy's business by climate change include sea level rise, storm surges in coastal areas and extreme weather events such as hurricanes and ice storms. A large portion of our customer base and the majority of our utility infrastructure are located in the Gulf Coast region. Coastal Louisiana suffers one of the fastest rates of wetland loss in the world and restoration costs are estimated in the tens to hundreds of billions of dollars. In this rapidly changing physical environment, industries and communities must be resilient to survive.

Business benefits of implementing adaptation measures include reduction of downtime and service disruption, redeployment of capital previously spent on repairs to more productive investment opportunities, a more robust and resilient economy, enhanced prosperity, safety and quality of life and stakeholder support for resilience investments.

Entergy is working to improve resilience of our generation, transmission and distribution infrastructure. Entergy continues to strengthen transmission and distribution lines in coastal areas to stand up to more intense winds and works to elevate substation control equipment in flood-prone areas. We also held in collaboration with local universities two technical conferences with our customers to learn how to prioritize our infrastructure investments in ways that align with the actions they are taking. These and other outreach efforts demonstrated the importance of working collectively with stakeholders to cost-effectively build resilient communities.

Our management approach to addressing and adapting to environmental risks includes engaging with regional, state and local governments, academics, nongovernmental organizations and businesses that share similar interests in building resilience. Working in collaboration with our partners, we assess environmental risks, identify possible solutions and make adaptation a high-priority local issue.



Our management approach to addressing and adapting to environmental risks includes engaging with regional, state and local governments, academics, nongovernmental organizations and businesses that share similar interests in building resilience.



In Support of a Comprehensive Approach to Adaptation

Before his retirement, Entergy Chairman and CEO J. Wayne Leonard voiced his support of Louisiana's Master Plan for Coastal Protection and Restoration in an opinion piece published by *The Times-Picayune* of New Orleans on May 26, 2012. The piece was co-written by Leonard and the leader of Oxfam America, a global organization working to right the wrongs of poverty, hunger and injustice.

nola.com/opinions/index.ssf/2012/05/working_to_cope_with_climate_c.html

Entergy funded development of the first carbon-offset methodology for emission reductions from deltaic wetland restoration, and in 2012 American Carbon Registry approved the methodology. Developed by Tierra Resources, the new tool creates a self-sustaining revenue source for wetlands restoration through the sale of carbon offsets. When Mississippi River delta wetlands are restored, landowners can use the methodology to calculate the amount of greenhouse gases the rebuilt wetlands will absorb over time. The result is registered carbon credits, which landowners can sell to companies seeking to offset their greenhouse gas emissions. Proceeds from the sale help offset the landowners' cost of wetland restoration. In 2013 Entergy received an Innovation Award from American Carbon Registry for this work.

Entergy continued in 2012 its work with the America's WETLAND Foundation to help raise awareness and build support for policies to protect the Gulf Coast against the changing environment. Entergy made a $200,000 grant to the foundation in April, following a $250,000 grant made in 2011. The foundation and its America's Energy Coast initiative held a series of community forums across the Gulf Coast to present long-term strategies for adaptation and review results of a study commissioned by Entergy in 2010 that showed environmental changes could cost coastal communities up to $350 billion in losses over the next 20 years. The final report of the initiative was presented to public policy leaders in Washington, D.C., in 2012.



Advocating for Adaptation

"Beyond Unintended Consequences" – the final report of the America's WETLAND Foundation's Blue Ribbon Resilient Communities: Envisioning the Future of America's Energy Coast Initiative – was released in 2012 on Capitol Hill.

Chuck Barlow, Entergy's vice president of environmental strategy and policy, presented the final Blue Ribbon Resilient Communities report in 2012 in Washington, D.C.



Listen to comments from Senators Mary Landrieu and David Vitter, along with Blue Ribbon co-chairs and other Gulf Coast leaders, at **youtube.com/watch?v=Xmf2lgX9EoE**.

View the report, which contains 30 recommendations for Gulf Coast adaptation, sustainability and resiliency, at **futureofthegulfcoast.org**.

COMPLIANCE

Our goal is to fully meet or exceed regulatory requirements and actively manage emerging compliance issues. Compliance training includes annual basic environmental awareness training within our transmission and distribution organizations. Other groups utilize annual web-based training on new and existing environmental requirements.

Compliance is monitored through a web-based training administration program and Entergy's compliance and risk tool. In our fossil generation group, a quarterly environmental index score, which captures compliance performance, is included in the performance incentives of every employee in the incentive program. Compliance performance for the index score includes the number of reportable spills, national pollutant discharge elimination system violations, air emissions events and continuous emission monitor availability for each facility. For the full year 2012, the environmental index score was assessed as on target. We reset the target for our environmental index score annually to drive continuous improvement.

SO_2
lbs/MWh from all generating sources


15
12
9
6
3
0
ENTERGY

NOx
lbs/MWh from all generating sources


4.0
3.0
2.0
1.0
0
ENTERGY

Hg
lbs/GWh from coal-fired generation sources


0.12
0.10
0.08
0.06
0.04
0.02
0.00
ENTERGY

CO_2
lbs/MWh from all generating sources


2,500
2,000
1,500
1,000
500
0
ENTERGY

A Benchmarking Air Emissions Report on U.S. power plant emissions from the top 100 power producers shows that the electric industry cut emissions of NOx, SO_2 and CO_2 in 2011 even as overall electricity generation increased, largely due to increased use of natural gas and growing reliance on renewable energy. Graphs indicate Entergy's rank among the top 100 U.S. power producers.

Risks related to water discharges and aquatic ecology protection include periodic non-compliance with permits and regulatory requirements. We manage the risks through programs, procedures, training and monitoring of discharges to evaluate compliance with permit limits. In 2012, Entergy experienced 16 permit exceedances out of more than 64,000 samples, which represents a 99.98 percent compliance rate with permit limits.

ENERGY EFFICIENCY

Energy efficiency is an effective tool that plays an important role in addressing CO_2 emissions while reducing customer energy bills. Where available, our business receives incentives for developing efficient energy infrastructure and encouraging energy conservation. Our customers receive incentives or rebates to encourage them to implement energy efficiency programs. As part of our strategy to improve customer satisfaction, Entergy significantly expanded educational material on energy efficiency, weatherization and energy conservation available online. More detail on our Save Me Money customer tools is available in the Economic section of this report under Customer Experience on **PAGE 42**.

Entergy's utilities have established energy efficiency and demand side management goals. A total of $120 million was invested over the period of 2002 to 2012 to create a total of 202 MWs and 526,000 MWh of demand savings management programs creating 40 MW and 159,000 MWh of annual energy savings. Entergy estimates that this reduction in megawatt hours during 2012 avoided approximately 42,500 metric tons of CO_2.

Highlights of energy efficiency programs at our utilities include:

- **Entergy New Orleans** has seven residential and two commercial energy efficiency programs. 2012 calendar year savings were 3.3 MW and 17,935 MWh which resulted in 74,874,306 lbs of CO_2 avoided. Targets and progress reports are available at **entergy-neworleans.com/energy_efficiency/Energy_Smart_filings.aspx.**
- **Entergy Arkansas** has 10 residential and six commercial and industrial energy efficiency programs. In 2012, Entergy Arkansas achieved 23.3 MW of demand reduction and 107,627 MWh of energy savings, which was 111 percent of goal. Targets and progress reports are available at **www.apscservices.info/pdf/07/07-085-Tf_383_1.pdf.**
- **Entergy Texas** has four residential and three commercial energy efficiency programs. In 2012, the utility's goal was to achieve savings equal to 25 percent of annual demand growth from residential and commercial customers by year-end, which was 3.03 MW of demand reduction and 5,309 GWh of energy savings. Targets and progress reports are available at **texasefficiency.com/index.php/regulatory-filings/entergy-texas-inc.**

ENERGY EFFICIENCY LINKS

entergy-neworleans.com/EE
entergy-arkansas.com/EE
entergy-texas.com/EE

National Pollutant Discharge Elimination System Exceedences


35
30
25
20
15
10
5
0
17
32
19
19
16
2008
2009
2010
2011
2012


EnergySmart
A New Orleans Program
All your wells at your fingertips.
ENTERGY SOLUTIONS
AN ENTERGY ARKANSAS PROGRAM

Energy Smart in New Orleans and Entergy Solutions in Arkansas and Texas help Entergy customers save energy, save money and save the environment.



Entergy Texas SCORE Program Rewards Sam Houston State University

Sam Houston State University updated its lighting and HVAC systems throughout its buildings in 2012, earning $136,824 in cash incentives from the Entergy Texas School Conserving Resources program. The program provides energy performance benchmarking, technical assistance and cash incentives to help schools save energy and money. Since joining the program in 2009, SHSU has saved more than 3,155 MWh annually and improved the learning environment for its students.

In addition, Entergy has invested more than $30 million over the last decade in efficiency improvements across its operations. These include energy efficient transmission and distribution technologies to reduce line losses, neural network control systems to improve generation efficiency and efficiencies at our nuclear plants. We also have conducted energy audits on select Entergy offices and facilities to identify measures to reduce energy usage and carbon emissions. Opportunities with a simple payback of five years or less include installation of programmable thermostats and lighting occupancy sensors, vending machine power management systems and retrofits of lighting and bathroom fixtures.

CLEAN GENERATION

In 2002, Entergy adopted a portfolio transformation strategy that calls for the majority of our capacity needs to be met through long-term resources, whether owned or contracted, rather than through power purchased only to meet immediate needs. In the decade since, portfolio transformation has resulted in the addition of about 6,000 MW of new long-term resources to address current capacity shortfalls and meet long-term capacity needs.


Sources Used to Meet Utility Demand
100%
80%
60%
40%
20%
0
2008
2009
2010
2011
2012
30%
28%
28%
28%
29%
14%
14%
13%
13%
11%
34%
38%
36%
34%
33%
22%
20%
22%
25%
27%
Purchased Power
Coal
Nuclear
Gas/Oil

Because nuclear energy plants do not produce greenhouse gases in the conversion of fuel to electricity, our nuclear plants play a large role in our commitment to clean generation. Further contribution to the goal comes from outstanding operations, such as that demonstrated by back-to-back breaker-to-breaker runs completed in 2012 at the James A. FitzPatrick Nuclear Plant in New York.

Our management approach to utility portfolio transformation includes issuing requests for proposals to procure supply-side resources for our utilities to meet region-specific needs. We use a transparent process to ensure fair and independent evaluation of purchase and acquisition opportunities, considering factors such as fuel supply, operating efficiency, fit with our transmission system and seller motivation. Since 2002, when we initiated our portfolio transformation strategy, the majority of our requests for proposals have been overseen by an independent monitor. Entergy Wholesale Commodities also uses a detailed evaluation process when analyzing opportunities to expand its asset portfolio. In 2012, we advanced our clean generation strategy with a number of actions detailed in the Economic section of this report, under Operational Performance Management on **PAGE 27**.

Entergy performs ongoing analysis of favorable financial and technical conditions for use of renewable energy resources. In addition to the utility's 74 megawatts of hydro, EWC's generation portfolio includes 80 megawatts of wind power. Through our utility portfolio transformation, productive uprate investments and capacity-factor improvements, Entergy has increased the portion of energy supplied by clean and efficient natural gas-fired, combined-cycle units at the utility and set numerous records for emission-free nuclear generation in EWC markets.



In addition to the utility's 74 megawatts of hydro, EWC's generation portfolio includes 80 megawatts of wind power.


facebook
Entergy
Entergy Arkansas, Inc. - Lake Hamilton & Lake Catherine Community

Entergy's hydro generation connects with the community through social media.

Entergy also supports renewable energy research through our membership in the Electric Power Research Institute and we support partnerships such as the Solar Schools initiative in New Orleans. Our funding of $1.5 million aided three schools in adding solar arrays, which students are using to research and report on how energy conservation can be integrated with solar power. This initiative, combined with net metering capability, facilitates investments in distributed renewable energy generation in New Orleans as the post-Katrina rebuild continues.



Environmental volunteer opportunities help preserve the environment.



Shining a Light on Solar

Entergy New Orleans launched a website at **entergyneworleans.com/solar** to provide customers with information about solar panels and how the technology will impact energy expenses. Customers can learn about the steps in the city's installation application process, questions to ask solar installers and how solar panels will affect their energy bill.

EMPLOYEE AND STAKEHOLDER ENGAGEMENT

Engaging Entergy's nearly 15,000 employees in environmental volunteer opportunities and environmentally responsible behavior helps preserve and protect the environment and enhance Entergy's reputation. Employee commitment to Environment^{2020} is vital to the strategy's success, as employees serve as ambassadors of Entergy's environmental message and position Entergy as a leader in environmental issues.

Entergy's utility group established a commitment and performance incentive for each subsidiary to engage at least 25 percent of its workforce each year in an environmental program or project. The objective is to demonstrate environmental leadership that inspires others to preserve and protect the environment. Corporations, government and individuals each have a role to play in addressing climate change. Entergy seeks to demonstrate leadership not only by operating as cleanly as we can, but also by advocating for effective energy policy and by educating our employees and customers about the roles they can play.

Using "The Impact Zone," an intranet website, employees plan and coordinate environmental events, share ideas and photos and train to be Entergy Ambassadors at community outreach events. In 2012, we sponsored at least one environmental volunteer activity per quarter for each utility operating company along with a companywide Earth Day activity. Through this initiative employees logged approximately 8,000 hours of volunteer service valued at more than $176,000.

We also implemented a utility employee environmental survey to build a baseline of employee awareness and perceptions and launched a company-sponsored recycling program that demonstrates Entergy's environmental stewardship and provides employees with an opportunity to participate.



In 2012, we sponsored at least one environmental volunteer activity per quarter for each utility operating company along with a companywide Earth Day activity.



A Day of Volunteerism

Entergy utility employees in Louisiana partnered with local agencies for a day of volunteerism to make 300 low-income family homes more energy efficient. Work included caulking around windows, installing weather stripping around external doors, repairing holes and cracks, installing compact fluorescent light bulbs and making other energy efficiency improvements.

Entergy offers the Make an Impact program in partnership with the Center for Climate and Energy Solutions, for its employees, customers and other stakeholders. The website offers users a personalized CO_2 footprint analysis and action plan for a more energy efficient lifestyle. Of nearly 57,000 site visitors, more than 4,500 completed the calculator with committed CO_2 reductions totaling 2.1 million pounds, including employee reduction commitments of 533,740 pounds. Energy savings from committed CO_2 reductions are estimated to be $257,000.

In 2012, we redesigned our environmental web pages on **entergy.com** to provide easy access for customers, community leaders and other stakeholders to information related to our environmental strategy. The web pages also provide necessary data for industry and environmental groups.



Awards

Entergy was included in the **2012 Carbon Disclosure Leadership Index**, which highlights companies that demonstrate a strong approach to information disclosure regarding carbon emission, sustainability and climate change risk. Entergy scored 94 on a 100-point scale, indicating good internal data management and understanding of climate change issues affecting the company.

The Arbor Day Foundation recognized Entergy Corporation as a **2012 Tree Line USA** utility for our commitment to proper tree pruning, planting and care within the Entergy utility service area.

Maplecroft Climate Innovation Indexes recognized Entergy as one of the top 100 best performing companies in terms of demonstrating superior management, mitigation and adaptation in the field of climate innovation.

Entergy and Tierra Resources earned the **American Carbon Registry Innovation Award** for development of the first U.S. carbon offset methodology for deltaic wetland restoration.

Social Performance

PARTNERING WITH OUR COMMUNITIES

Achieving Our Mission
We create value for our communities through economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible way.

How It Benefits Our Business
As a power provider, our revenue growth is directly tied to the economic health of the communities we serve. Communities need a strong education system, healthy environment and desirable quality of life to attract businesses, families and individuals and to grow the local economy.

What's Involved
- Economic Development
- Community Engagement
- Strategic Giving and Volunteerism


WE CREATE
VALUE
FOR OUR
COMMUNITIES
BY OPERATING
OUR BUSINESS SAFELY
AND IN A
SOCIALLY RESPONSIBLE
WAY

ECONOMIC DEVELOPMENT

The essential service that Entergy provides – generating and delivering power at reasonable cost – is a basic requirement for economic growth. Entergy also supports economic growth via the jobs we provide, the materials and services we purchase and the taxes we pay. In 2012, Entergy Corporation employed approximately 15,000 people, paid $1.2 billion in wages and paid $611 million in federal and state taxes. More detail on our corporate economic contributions is available in the Economic section of this report on **PAGE 26**.

Our economic contributions are particularly strong in the areas surrounding the nine Entergy-owned nuclear power plants because of the concentration of hundreds of employees and the sizable tax revenues paid to local and state governments. For example, Indian Point Energy Center, located in Buchanan, N.Y., employs approximately 1,100 highly skilled, highly trained workers. The annual economic impact of that payroll combined with local purchases is about $356 million.

How All Our Stakeholders Benefit

The work we do in support of our **communities** benefits our other stakeholders:

- A strong local economy translates into greater revenue potential for Entergy and enhances our ability to deliver top-quartile return for our **owners**.
- Stronger revenues through community growth help us manage the cost of service for all **customers**.
- Improving local quality of life benefits our **employees**, who live and work in the communities we serve.

Grand Gulf Nuclear Station, located near Port Gibson, Miss., employs approximately **700 people,** ... **and provides $30M in taxes** each year to support the Mississippi economy.





Four RV parks in the area housed an estimated **500 units** brought in for the outage and a Grand Gulf employee helped develop a new RV park in Claiborne County to accommodate the influx.

4,000

In 2012, refueling, upgrade and equipment-refurbishment work at Grand Gulf **brought more than 4,000 workers to the site.**



18%

The economic impact of this work on Port Gibson, **which has a population of about 1,600 people,** included local businesses reporting sales increases of up to 18 percent.



150

In addition roughly 150 Claiborne County property owners rented their premises to between **300 and 400 workers.**



Indian Point Energy Center, located in Buchanan, N.Y., employs approximately 1,100 highly skilled, highly trained workers. The annual economic impact of that payroll combined with local purchases is about $356 million.





Entergy Fuels the Economy

Competitive Rates Fuel Development in Arkansas
Entergy Arkansas worked with state officials and private investors to provide competitive power rates for a proposed new steel mill to be built near Osceola, which the governor called the largest economic development deal in the state's history. The mill is expected to directly employ 525 people and dramatically improve the quality of life in an economically challenged region of Arkansas.

Nearly $1 Billion in Mississippi
Entergy Mississippi's statewide economic impact reached almost $1 billion based on 2010 data, according to an Entergy-commissioned study completed in 2012. The report also pointed to low-cost electricity provided by Entergy Mississippi as crucial to business growth and job creation.

deltabusinessjournal.com/vol3no48/
entergy-mississippi.com/economic_development

Powering LNG Export Capabilities in Louisiana
Entergy Gulf States Louisiana signed an agreement with Sempra Energy's Cameron LNG unit to supply power to the proposed LNG liquefaction project in Hackberry. The completed facility is expected to have an export capability of approximately 1.7 billion cubic feet of liquefied natural gas per day. Construction is expected to start in 2014 and operations to commence in the second half of 2017.



Our utilities also provide economic development resources to help recruit business prospects and retain existing companies in the cities and states we serve. Programs vary by utility operating company but include site selection programs, assistance with strategies to address infrastructure development, education support programs and research and technical support for economic-development professionals.





Entergy is powering improvements to the Port of Greater Baton Rouge, La.



NEW PROJECTS AND JOBS CREATED

Economic development partnerships in 2012 led to more than $4.1 billion in capital investment by investors, business owners and corporations in 86 projects, resulting in almost 9,394 jobs in our utility service area.


TEXAS
29
PROJECTS
2,882
JOBS CREATED
$460M
CAPITAL INVESTMENT
ARKANSAS
3
PROJECTS
500
JOBS CREATED
$21.8M
CAPITAL INVESTMENT
MISSISSIPPI
26
PROJECTS
1,692
JOBS CREATED
$280M
CAPITAL INVESTMENT
LOUISIANA
21
PROJECTS
3,540
JOBS CREATED
$3.15B
CAPITAL INVESTMENT
NEW ORLEANS
7
PROJECTS
780
JOBS CREATED
$141M
CAPITAL INVESTMENT

Helping our customers manage their energy use and save money on their energy bills can fuel discretionary consumer spending, which leads to local economic growth. We offer a variety of demand side management programs, detailed in the Environmental section of this report on **PAGE 62**, and customer tools and resources, detailed in the Economic section of this report on **PAGE 42**. Energy efficiency measures for low-income customers are especially important to economic development. An Entergy-commissioned study, "Energy Efficiency Equals Economic Impact," determined a significant economic multiplier for low-income energy efficiency; every dollar invested produces $23 in economic impact. Low-income energy-efficiency initiatives are an integral part of our Low-Income Customer Assistance Initiative.

Our supply chain efforts also help further economic development in our communities. Entergy purchased approximately $3.4 billion in materials and services in 2012, including $196 million from diverse suppliers. As suppliers acquire the capabilities they need to support our business, they are able to pursue business growth with other companies as well. That generates additional economic activity and helps build a more diverse, resilient local economy. Among the capabilities acquired are those needed to meet the ethical expectations detailed in our supplier code of conduct.



Awards

Entergy was recognized for the fifth consecutive year as one of the Top 10 Utilities in North America by *Site Selection* magazine for its work to support economic development in Arkansas, Louisiana, Mississippi and Texas.

Entergy's Grand Gulf Nuclear Station was named Large Business of the Year by the Vicksburg Chamber of Commerce.

More information on our efforts to build a more diverse supply chain is available in the Economic section of this report on **PAGE 38**.

IMPROVING THE ECONOMIC VIABILITY OF OUR COMMUNITIES

Our commitment to the fight against poverty helps Entergy achieve our vision of creating sustainable value for our owners, customers, employees and communities. Helping individuals and families break the cycle of generational poverty improves the economic vitality and viability of the communities we serve. As a rate-regulated utility, we can only grow our business when the communities we serve are healthy and vibrant.

We estimate as many as 25 percent of our 2.4 million residential customers require government assistance. Entergy first formalized our low-income customer assistance efforts and commitments in 1999 with the formation of our Low-Income Customer Assistance Initiative. Goals of the initiative are to increase the flow of utility assistance funds, provide tools and education to help low-income customers better manage their bills, and help low-income customers achieve economic self-sufficiency through philanthropic and volunteer support of programs that have a proven track record for lifting individuals and families out of poverty.

We annually report results of our low-income assistance efforts online at **entergy.com/our_community/low_income.aspx.**

Highlights of 2012 progress include:

- **LIHEAP Advocacy**
  More than 213,000 Entergy customer bills totaling $42.9 million were paid in 2012 through third-party sources. The federally funded Low Income Home Energy Assistance Program is the largest source of funding for customers in need. Annual advocacy by Entergy and community partners directly affects the total LIHEAP grants awarded to Arkansas, Louisiana, Mississippi and Texas residents.
- **Power to Care**
  Entergy customers, employees and shareholders raised more than $2.7 million for the Power to Care fund, which provides emergency utility assistance for the elderly and disabled. Entergy shareholders match employee donations dollar-for-dollar and match customer donations up to $500,000. The $2.7 million enabled nonprofit agencies to provide utility bill pay assistance to customers in need.
- **Earned Income Tax Credit**
  Each year approximately $5 billion in Earned Income Tax Credit refunds in states served by Entergy go unclaimed. Working with community partners, we helped more than 14,000 individuals receive free tax-preparation assistance and refunds totaling more than $19 million in 2012 and helped educate more than 330,000 potentially eligible customers on the EITC refund.
- **Weatherization**
  In 2012, Entergy and its nonprofit partners helped weatherize more than 9,000 homes and distributed 1,500 weatherization kits. Working with organizations such as Green Light New Orleans, Entergy employees distributed more than 170,000 compact fluorescent light bulbs. Through these efforts the anticipated savings to customers is more than $2.5 million per year.



Entergy customers, employees and shareholders raised more than $2.7 million for the Power to Care fund, which provides emergency utility assistance for the elderly and disabled.


Low Income
Accomplishments
Over the Past Decade

We measure what we care about and we care about what we measure.

EARNED INCOME TAX CREDIT


$900M

Entergy has partnered with the IRS and nonprofits to **help low-income families get money they have earned.** EITC refunds are up $900 million annually in states Entergy serves.

INDIVIDUAL DEVELOPMENT ACCOUNTS


19,000

More than 19,000 individuals have been impacted through an **Entergy-sponsored Individual Development Accounts program.**

EARLY CHILDHOOD EDUCATION ADVOCACY


60,000

Entergy's advocacy efforts have helped **increase state funding of pre-K education by more than $178 million,** increasing access for more than 60,000 children.

THE POWER TO CARE FUND

has grown by almost

280%

to $2.0 million*.

OUTREACH


529,000*

Annually, we provide information and assistance to low-income customers through **more than half a million** individual customer contracts and outreach efforts.

WEATHERIZATION


5,800*

Entergy and its low-income partners weatherize almost **6,000 homes annually.**

LOW INCOME HOME ENERGY ASSISTANCE PROGRAM


500%

We advocate for LIHEAP, helping achieve an increase of 500 percent from $1.1 billion in 1999 to **$5.1 billion in FY 2010.**

CUSTOMER BILLS PAID/ AVOIDED DISCONNECTS


206,000*

206,000 customer bills are paid annually through third-party sources.

MOBILIZING LOW-INCOME ADVOCATES


10,000

We've developed **a network of 10,000 community advocates** we engage on issues impacting low-income customers.

* Five-year average 2008-2012

COMMUNITY ENGAGEMENT

Entergy's comprehensive community engagement efforts range from outreach events for people living near our plants to meetings with local and state policy leaders and the general public. Stakeholder activities include public forums such as town hall meetings and community group presentations as well as focus groups, surveys, social media, email, newsletters, direct mail and participation in community events. We are committed to identifying effective ways to engage on issues of greatest importance to our communities. We regularly brief local leaders and stakeholders on company operations, initiatives and strategies, formally organizing advisory boards in some areas. As a socially responsible corporate citizen, stakeholder considerations are an important factor in project planning and investment evaluations. In particular, Entergy engages with stakeholders on an ongoing basis in areas such as public safety and emergency preparedness.

Helping Disadvantaged Landowners

Entergy Louisiana is helping landowners and community leaders in northern Louisiana with a grant to the Trailblazer Resource Conservation and Development organization, part of the U.S. Department of Agriculture. The grant helped fund a series of seminars to help disadvantaged farmers, ranchers and other landowners learn more about forestry pasture management, water quality, wildlife management, mineral rights and other topics to improve land management.

Gathering Input from Local Stakeholders

As part of our efforts to improve service reliability in southeastern Arkansas, Entergy Arkansas hosted an open house for landowners and other interested parties to view a variety of possible routes for a new transmission line. Approximately 70 attendees gave their input, which will help inform the company's decision on a preferred route.

Within our utility business, every community served by Entergy has an assigned company representative who lives and works in the area, managing relationships and maintaining a healthy dialogue with key community stakeholders. Employees are trained in stakeholder engagement skills such as listening, public speaking and media communications, emphasizing the importance of openness, honesty and integrity.

Entergy Texas' Volunteer Council's western region teamed up with the Montgomery County Habitat for Humanity to help build a home in Conroe for a family in need.

Various regulatory requirements detail local, state and federal steps for engaging the public on critical issues in every facet of our business, including generation, transmission, distribution and customer service. Requirements include public forums, formal notifications of certain types of company plans or filings and public comment periods. Entergy is committed to exceeding these legal requirements. Additionally, grievance mechanisms implemented in accordance with regulatory processes enable affected stakeholders to submit formal concerns and speak at public meetings. Stakeholders have been particularly active in exercising this process in New York, where we are seeking operating license renewals for Indian Point Energy Center. The process allows them to voice objections, have fair, third-party evaluation of their contentions and receive specific, public rulings on points they raise.

Our corporate social responsibility organization uses a variety of tools to report on its activities including earned media, internal and external newsletters, the Internet and social media. Entergy's Power to Care Facebook page is a community forum engaging with more than 14,000 "fans" regarding news and information about our nonprofit partners and Entergy's community activities. We also periodically survey community leaders to assess their perception of community priorities and to gauge Entergy's corporate social responsibility performance relative to other major companies. We host summits and local conferences so strategic partners can provide input to company executives on our performance and social investments. The conferences also provide our partners an opportunity to share best practices, discuss local problems and develop strategies for collaboration. More than 1,000 partners participate in these sessions each year.

Entergy pursues multi-pronged engagement strategies on major issues and risks having significant potential to impact our business goals. Poverty, climate change and environmental risks to the U.S. Gulf Coast are examples of issues with economic, environmental and social business implications. Partnering with leading nongovernmental organizations to conduct research and develop creative solutions and policy recommendations, we then advocate with federal, state and local leaders for sound public policies and communicate our points of view with employees, investors and other stakeholders. In 2012, for example, we engaged 285 community-partner organizations as signatories on our "all-parties letter to Congress," advocating for increased funding for LIHEAP. Engagement and multi-year dialogue shape our positions as market conditions evolve. Input from communities is also a crucial element to making informed decisions, and Entergy remains committed to two-way communication as we formulate our positions and prioritize our actions.



Awards

The Mississippi Association of Partners in Education recognized Entergy Mississippi in 2012 with its Governor's Award of Distinction for innovative educational technology and community initiatives in Claiborne County, home to our Grand Gulf Nuclear Station.



Entergy and The Salvation Army manned booths at the Jackson Medical Mall Foundation's Outreach Expo 2012 to help people sign up for Low Income Home Energy Assistance Program assistance and distribute free "smart" power strips and energy-efficiency tips to customers.

STRATEGIC GIVING AND VOLUNTEERISM

Our management approach includes a corporate social responsibility strategy designed to create shared value by aligning philanthropic and community involvement strategies with corporate and business unit objectives. Our philanthropic focus improves quality of life in the communities in which Entergy operates through strategic investments in community and economic development, low-income and poverty initiatives, environmental programs and education and workforce development initiatives. These focus areas support our aspirations for long-term value creation for our business and society. We also provide disaster relief to our communities to support an efficient and effective recovery from unexpected events.

In 2012, Entergy and the Entergy Charitable Foundation gave more than $16 million in grants to nonprofits and organizations whose missions align with our strategic priorities and enhance life in our communities. Our corporate social responsibility efforts place significant emphasis on grants that can be leveraged with other funding sources to maximize impact from Entergy's donations.

Our Community Connectors program integrates employee volunteerism with our corporate giving by allowing employees and retirees to log volunteer service hours and earn grants for their favorite nonprofit organization.


73%

For each 20 hours of service, volunteers earned a $250 grant to their selected nonprofit agency, up to $750 per calendar year per employee. In 2012, Entergy employees and retirees logged more than 85,000 hours of Community Connectors volunteer service, a 73 percent increase over 2011 and a record for our company. **These volunteer services are valued at more than $1.8 million.** In addition, employee volunteerism resulted in **$250,000 in Community Connector grants** to 488 nonprofit organizations.


Entergy
EMPLOYEE
VOLUNTEER

In all of Entergy's communities, employee volunteers help improve the quality of life by participating in programs that support Entergy's philanthropic focus areas.

2012 Philanthropy

Corporate Giving Area	Percent of Total Giving	Sample Projects	Benefits
Education	27%	We provide scholarships and workforce training to Alcorn State University students in the Radiation Protection Department, which trains workers for the nuclear industry.	Helps develop a skilled workforce for Entergy and strengthens our communities.
Health/Social	25%	Entergy was a sponsor of the inaugural NOLA Bike to Work Day and provided funding to support continued expansion of bikeways and pedestrian pathways in the Greater New Orleans area.	Supports our employee wellness goals, helps customers conserve energy and save money, and helps preserve and protect the environment.
Community and Economic Development	28%	In the 2012 Mississippi Makeover contest, Entergy Mississippi provided $100,000 in cash and in-kind services to McComb, Miss., for a greenway project to connect disparate parts of the city.	Grows Entergy's revenue potential while helping communities grow and thrive; enhances quality of life for local customers and employees.
Environmental	8%	Entergy supports programs focused on building resilient communities, addressing climate change risk and preserving biodiversity; examples include programs at the New England Wildlife Center, America's WETLAND Foundation and related to Super Bowl XLVII Geaux Green initiatives in New Orleans.	Reinforces Entergy's position as an environmental leader, raises public awareness of environmental issues, helps preserve limited environmental resources.
Culture and Arts	7%	We support museums, performing arts and other cultural programs such as Jazz at Lincoln Center in New York, the Mississippi Museum of Art's Town Creek Festival and summer musical theater at the Arkansas River Valley Arts Center.	Enhances the quality of life for employees and customers in the communities we serve.
Civic and Public Affairs	1%	Entergy is a lead "Chairman's Circle" sponsor of the U.S. Chamber of Commerce Hiring Our Heroes program, which connects veterans with job opportunities nationwide.	Supports our commitment to responsible corporate citizenship and strengthens our communities.
Disaster Relief	4%	Entergy donated $355,000 to Hurricane Isaac relief efforts in Louisiana and $200,000 to Superstorm Sandy relief efforts in New York.	Rebuilds Entergy revenue streams more quickly and helps communities recover.

In 2012, Entergy invested more than $16 million in grants to initiatives that support our strategic priorities and improve our communities.

Social Performance

ENGAGING AND EMPOWERING OUR EMPLOYEES

Achieving Our Mission
We provide our employees a safe, rewarding, engaging, diverse and inclusive work environment, fair compensation and benefits, and opportunities to advance their careers.

How It Benefits Our Business
Entergy depends on its employees to provide the power our customers need. Engaging and empowering employees improves customer satisfaction and public safety and creates a sense of fulfillment among employees.

What's Involved
- Talent Management and Inclusion
- Employee Engagement
- Health, Personal Safety and Wellness


WE
PROVIDE
OUR EMPLOYEES A
SAFE, REWARDING,
ENGAGING, DIVERSE
AND
INCLUSIVE
WORK ENVIRONMENT

Our Statement on Human Rights
As a company operating only in the United States, where laws and regulations protecting human rights are well established, Entergy has not publicly committed to the Universal Declaration of Human Rights or the U.N. Framework and Guiding Principles on Business and Human Rights, also known as the Ruggie framework. However, Entergy's business activities are in alignment with the Ruggie framework.

Entergy's shared values, Code of Entegrity, and our diversity and inclusion mission statement state our commitment to equal opportunity, non-discrimination, and to maintaining a work environment that respects the dignity and worth of each individual, free from harassment and discrimination based on any protected characteristics or protected activities.

We have clear, unequivocal policies requiring compliance with all applicable laws and regulations, and a strong ethics policy and standards to which all employees are held. Our business practices, which ensure implementation of our policies and commitments, include continuous assessment of business impacts, measuring and tracking performance, reporting results and implementing grievance mechanisms that are broad enough to include concerns for corporate social responsibility, freedom of association and other areas.

How Our Other Stakeholders Benefit

The work we do to engage and empower our **employees** benefits our other stakeholders:

- A skilled workforce drives our ability to generate top-quartile returns for our **owners**.
- Diverse and empowered employees are better positioned to deliver safe, reliable power at reasonable cost for our **customers**, improving customer satisfaction.
- Employees who are engaged in achieving Entergy's vision and mission are more likely to succeed in their careers, which drives economic activity as well as volunteerism and philanthropy in our **communities**.

Talent Management and Inclusion
Entergy's efforts to ensure our company has the best possible talent include competitive compensation and benefits packages and proven talent management practices to attract, develop and retain a high quality, diverse workforce. Our talent management approach includes:

- Diversity and inclusion
- Employee and leadership development
- Strategic workforce planning

Diversity and Inclusion
We value and embrace diversity as a strategic competitive advantage. In order to be a leader, not only in our industry but also across all businesses, we go beyond simply accepting "equal opportunity" as a legal requirement. An important aspect of this is developing and promoting leadership capable of managing in a diverse environment. Another aspect is creating a winning culture – an environment that fosters creativity, productivity and mutual respect of all people regardless of race, gender, nationality, religion, sexual orientation or any other cultural factor.

This winning culture is supported from the office of the CEO and throughout the organization, nurtured through numerous programs and initiatives that value diversity and inclusion in our organization as well as in our customers, suppliers and partners. More than 20 diversity and inclusion councils and employee resource groups support our inclusive work environment. In 2012 Entergy introduced new diversity and inclusion action plans that emphasize career and succession planning and recruiting and retaining employees. The plans include support tools and processes for managers to work across businesses to initiate diversity and inclusion initiatives.

All Entergy employees receive biannual diversity and inclusion training through online programming. Other support to our commitment includes quarterly diversity and inclusion newsletters, Dignity and Respect Month activities, involvement in Community Events, numerous employee resource groups and internal websites for local Diversity and Inclusion team news and highlights.

Entergy strictly prohibits discrimination, harassment, retaliation and other behavior that is unacceptable in the workplace. Entergy's Harassment and Discrimination policy is designed to maintain a work environment that respects the dignity and worth of each individual and that permits workers to be free from intimidation, coercion, bullying and other types of disrespectful or abusive conduct. Entergy's policy sets forth a mandatory reporting procedure and strictly prohibits retaliation. This Policy is intended to be broad in scope. It prohibits not only unlawful behavior, but also other behavior that, in the sole discretion of the Company, undermines an inclusive and productive working environment. A person's race, color, sex, religion, pregnancy condition, national origin, age (40 or over), sexual orientation, gender identity and/or expression, veteran's status, marital status, qualified



Awards

For the fourth year in a row, Entergy earned a high rating on the Corporate Equality Index, an annual survey that rates companies on workplace nondiscrimination policies for lesbian, gay, bisexual and transgender workers.

Entergy Workforce
(gender)



80%
Male (80.02%)

20%
Female (19.98%)

U.S. Bureau of Labor Statistics 2012 average for U.S. utilities: Male 76.6 /Female 23.4

Entergy Workforce
(ethnicity)


1.39%
Asian
1.03%
Not Applicable or Other*
14.88%
Black or African American
80.98%
White
1.72%
Hispanic or Latino

* Includes American Indian/Alaskan Native; Native Hawaiian/Pacific Islander; Multi

Entergy Workforce
(age)

11.60%
Millennials
(born after 1982)

0.14%
Traditionalists
(born pre 1943)

48.11%
Generation X
(born 1961-1981)

40.15%
Baby Boomers
(born 1943-1960)

Entergy Workforce
(location)



ARKANSAS 2,725

LOUISIANA 4,918

MISSISSIPPI 2,013

VERMONT 663

CONNECTICUT 13

MASSACHUSETTS 665

NEW YORK 1,786

OTHER 11

DISTRICT OF COLUMBIA


16

MICHIGAN


669

TEXAS


1,172

disability, genetic information (which includes family medical history), or any other characteristic protected by law fall within Entergy's discrimination policy. The conduct prohibited by Entergy's Policy is unacceptable in the workplace and in any potential work-related setting outside the workplace, such as business trips, off-site business meetings, business-related social events or any other circumstances that could have an effect on business.

Entergy's commitment to the development of women and minorities is evidenced by the increase in percentages in leadership, leadership development and training. Entergy ensures that female talent comprises a significant percentage of participation in its leadership development programs. Since 2009 women in Entergy executive management have increased from 12 percent to 19 percent. In addition, recent advanced management and executive programs have reflected female participation rates of 20-25 percent.

Employee and Leadership Development

Personal and professional growth and development are necessary for employees to achieve individual goals and for Entergy to succeed as a company. Entergy employs a performance planning and review process to help employees develop their capabilities, achieve career goals and contribute to the company's goals and objectives. Our "Developing U" resources provide tips, tools and other developmental opportunities to address identified skill or competency deficiencies. A Course Competency Map links every developmental course Entergy offers to specific competency areas for skill building. This map is reviewed annually to ensure offered courses align with Entergy's current business needs and objectives.

Entergy also partners with eCornell to supplement our employee development courses with a comprehensive online professional and executive development curriculum. We belong to the Corporate Leadership Conference and other organizations that provide additional resources to help leaders develop skills and continuously develop others. Entergy provides established guidelines and guidance to business units that wish to offer mentoring for their organizations. The result is active mentoring programs across the enterprise that provide development opportunities for employees by partnering them with other employees whose perspective and experience can enhance their knowledge of business, cultural or technical issues. Mentoring promotes and enhances professional development and personal growth for both mentee and mentor.



Awards

For the fourth consecutive year, Entergy's Vermont Yankee nuclear site was selected as one of the Best Places to Work in Vermont by Vermont Business Magazine and the Vermont Chamber of Commerce.



Entergy representatives and local leaders celebrate Vermont Yankee's "Best Places to Work" recognition.



Building a Skilled Nuclear Workforce

Recognizing the importance of skilled nuclear operators and technicians to our business, Entergy Wholesale Commodities is collaborating with Excelsior College in Albany, N.Y., to offer higher education to Entergy employees and spouses at reduced rates. Excelsior College offers curriculum that adheres to the NEI's Nuclear Uniform Curriculum Program.

We measure the financial and non-financial impact of our employee and leadership development efforts at the enterprise level using a variety of indicators including:

- Employee development metrics – cost per employee, percentage participation in development programs, participation in elective versus required programs – reviewed quarterly by Entergy senior leadership.
- Compliance with mandatory training for specific job groups, which is monitored through a training compliance system.
- Benchmarking measures, such as human capital ROI, monitored through PwC Saratoga and similar benchmarking services.

Working Relationships

Approximately 36 percent of Entergy's workforce is represented by labor unions. We take these relationships, and the responsibility to respect the representatives, seriously. We engage regularly and in good faith in collective bargaining with our represented workforce. Our labor contracts contain language reflecting each employee's right to bargaining collectively through representatives of their choosing. Also, the standard commitment that Entergy subscribes to with each union is an agreement that it will not interfere with the free choice of any employee in his decision to join, or to continue as a member of the Union and further agrees that it will in no way discriminate in favor of or against any employee because of his membership in the Union. In addition to collective bargaining, Entergy regularly meets with the unions representing our employees to discuss any issues that arise, and provide notice and an opportunity for discussion even where bargaining may not be required. As a result, we have an amicable relationship with our unions, who support many of our initiatives in the public venue.





Hiring Our Heroes

Entergy is a top sponsor of the U.S. Chamber of Commerce Hiring Our Heroes program to connect 100,000 veterans nationwide with job opportunities. While helping veterans, the program also benefits Entergy by helping to provide disciplined, skilled workers to help address our workforce needs.

Strategic Workforce Planning
The American Public Power Association projects a significant portion of public power workers will be eligible to retire in five to seven years, raising concerns over loss of critical knowledge and the ability to find qualified replacements. Entergy addresses this risk with a comprehensive workforce plan focused on training, mentoring and developing a pipeline of qualified candidates to fulfill our talent requirements. This strategic approach to workforce planning includes analysis and understanding of current workforce strengths and weaknesses, attrition forecasts, identification of Entergy's future business direction and related workforce needs, and determination of necessary skills and capabilities to achieve future goals. We develop replacement and retention strategies to address identified workforce needs. Our plans are implemented at every level of the company and within every business unit.

In 2012, we announced and began to implement our executive leadership succession plan and process, which were carefully developed by our board of directors over many years. The recent seamless transition of our top leadership is a testament to the depth and breadth of talent in our organization.

In addition we began a companywide strategic imperative chartered by Entergy's executive leadership team that will make us more competitive, productive and efficient. Through this human capital management imperative we are re-examining how we conduct business to identify ways to recharge the company in the face of today's new business realities and to take advantage of the opportunities these new realities create. A dedicated team is in the process of assessing how we work at Entergy. This will lead to changes in organizational structures and job responsibilities and titles, new or revised reporting structures, process improvements, decisions to outsource or insource to realize efficiencies and cost savings, and taking action to address potential gaps in critical skills due to the changing needs of the business, attrition and other factors.

While we are considering all possible opportunities, we will not compromise safety, security, reliability, customer service or compliance. We do expect workforce reductions to be one result. The team is taking a very thoughtful approach to this endeavor, fully thinking through the potential short-term and long-term implications of those recommendations. As we proceed with implementation we will abide by our commitment to deal fairly with all our stakeholders and to communicate information openly, honestly and when it is appropriate to do so.

See Entergy's vision with stakeholders shared by Chairman and CEO Leo Denault in a letter beginning on **PAGE 10** of this report.

entergy.com/investor_relations





Rethinking and Reconfiguring

We are rethinking and reconfiguring our business to meet the demands of new business realities and to create sustainable value for owners, customers, employees and the communities we serve.

Knowledge management is an integral component of our workforce planning process. Entergy defines knowledge management as a method for retaining the accumulated wisdom of employees who may be moving on or retiring as well as a system for finding, understanding and using knowledge to achieve organizational objectives. The goal of our knowledge management process is not to manage all knowledge but to manage the knowledge most critical to the organization by getting the right knowledge to the right people at the right time. Our knowledge management process includes:

- **Knowledge audit** that determines what knowledge exists, where it resides and whether the knowledge is critical for continued success of the organization.
- **Knowledge capture or retention** that involves collection and documentation of knowledge in the right place for future use.
- **Knowledge transfer,** including knowledge application in training, mentoring and other strategies. Entergy uses a number of systems and tools such as SharePoint technology to enable employees to share skills and knowledge with other employees.

Employee Engagement

Employee engagement helps align Entergy's workforce with our leadership team and provides valuable employee insights to shape company programs and practices. Leaders engage employees in person – at annual meetings at all fossil and nuclear plants and in small focus group sessions aimed at discussing compliments and concerns of employees. Utility excellence summits and quarterly "PowerTalk" meetings bring employees face to face with senior executives throughout the year. In 2012, "Quarterly Huddle" meetings were launched to discuss the company's results and plans. Employees are able to watch online while dozens of others meet in person with members of the executive leadership team who discuss financial, regulatory and human resources results and strategies.

For significant events, leadership interaction provides opportunities for direct dialogue, such as meetings centered on projected employee impacts resulting from the proposed spin-off and merger of the electric transmission business with ITC Holdings Corp. Safety is another important topic, with "stand-downs" allowing employees and management to discuss work practices critical to sound business operations.

In addition to face-to-face meetings, Entergy continually looks to new and effective ways for two-way communication with employees. Newsletters, podcasts, videos, letters and email updates keep employees informed but also seek feedback from employees regarding concerns, additional questions or constructive ideas on key topics. An electronic community, SharePoint, allows employees to be even more engaged by selecting which communities they want to be involved in, linking up with company colleagues and providing feedback on articles and issues within the company.



Newsletters, podcasts, videos, letters and email updates keep employees informed but also seek feedback from employees regarding concerns, additional questions or constructive ideas on key topics.

Entergy also engages employees in philanthropy and community initiatives. Employees serve on contributions boards in each state to review grant requests from nonprofits and make funding decisions. This allows employees who live and work in the local community to contribute to decisions about which nonprofits and groups are the most effective in partnering with Entergy to achieve key objectives. EnPower, our grassroots advocacy organization, engages Entergy employees who become members on issues of importance to the company.

Through our customer experience initiative employees influence development of new tools and service in a number of ways, including participating in demonstration projects that test and refine new concepts. Power to Serve educational modules are delivered periodically to employees by supervisors in the utility group. The presentations focus on key concepts of the customer experience strategy and include feedback mechanisms for employees to share new ideas with the customer experience team.

For many years, Entergy has conducted periodic employee surveys to measure satisfaction and engagement, with employees rating a number of areas including pay, recognition, leadership and supervision, satisfaction with the company, development, safety, resource availability and teamwork. Business groups also regularly assess areas of particular focus, such as a nuclear survey on instilling a safety conscious work environment. The employee newsletter also offers the opportunity for snapshot polls on various topics, so that Entergy can factor in employee feedback to ongoing programs and plans for improving our business, broadly or at individual department levels.

In 2012, we initiated an annual employee engagement survey, which is part of a multi-pronged approach to employee engagement and will play an integral part in our business strategy development. The 2012 survey revealed strengths including ethics, safety and respect. It also revealed areas where we need to improve, with top priority on communicating to employees our future vision for the company, providing resources that will allow employees to better adjust to organizational change, and improving the way we recognize and reward performance. Action plans in 2013 directly address business unit and workgroup-specific areas for improvement. We have established a companywide performance goal for all supervisors to support action planning and the changes needed to improve our workplace.

Health, Personal Safety and Wellness

A healthy, safe workforce is better able to create sustainable value for our owners, customers and communities. Additionally, providing resources to empower employees to lead healthier lives helps contain or lower the cost of health care for employees and Entergy. Safety is a core value at Entergy and we have multiple systems, programs and metrics to create a strong employee-owned safety culture.

Our workforce safety approach is described in detail in the Economic section of this report on **PAGE 31**.


The Power to Serve
Entergy.
THE POWER OF PEOPLE
Module 3 - Meeting in Your Box:
Reshaping the Employee Experience, Part 1


What We Have Learned About
Employees
Help me do the right thing for our customers
Customers
Keep Me Informed
Save Me Money


WOW Customer & Employee Experiences
Employee Path
Customer Path


Entergy

Customer Experience strategy provides regular presentations to supervisors who use the presentations to help keep employees engaged in the Customer Experience initiative.

HealthStrides is Entergy's long-term health care strategy to provide tools, education and programs enabling employees to lead healthier lives. Entergy offers cost-effective health care coverage from Aetna, the company's primary medical plan provider, and encourages participation in high-deductible health plans by paying 100 percent of the premiums. Approximately 30 percent of employees participate in this type of plan.

Through Aetna, Entergy offers full preventive benefits in annual wellness physicals. Wellness components are monitored to ensure they keep up with current guidance on best preventive offerings such as immunizations, examinations and disease monitoring. New preventive services were added to Entergy medical plans in 2013, many of which are required under the Affordable Care Act that was signed into law in 2010. Active employees have an opportunity to win $200 through a raffle as an incentive to take advantage of annual wellness exams.

ENSHAPE, an employee wellness program administered by HealthFitness, is an integral part of HealthStrides. A team lead in each state plus one lead for all nuclear plants and wellness champions at all work locations personalize and strengthen the ENSHAPE program, which includes interactive tools for employees to keep track of daily exercise, fine-tune an exercise program and take periodic health assessments.



NOLA Bike to Work Day

Entergy and Bike Easy announced the inaugural NOLA Bike to Work Day in 2012. Entergy has invested almost $450,000 over the past four years to support the Louisiana Public Health Institute's efforts to make New Orleans a more bike-friendly city. Efforts include continued expansion of bikeways and pedestrian pathways throughout the city. NOLA Bike to Work Day included a full day of bicycle-related events promoting improved health, environmental awareness and activism and contributing to economic development.



Entergy's popular 10K A Day wellness program, which supports healthy lifestyles by encouraging employees to take at least 10,000 steps a day, was expanded to include employee spouses and significant others.

The program has a monthly health theme correlating health education and programs to the company's highest-incidence, highest-cost disease conditions. Major annual events include a "10K A Day" spring fitness program and a "Maintain Don't Gain" weight management program for the holidays. The "10K A Day" program has been expanded to include employee spouses and significant others. Employees also have access to an expanded offering of wellness programs including nutritional counseling and a variety of group exercise classes. ENSHAPE's annual health screenings include free on-site screenings, health risk assessments and an intervention program for at-risk employees. Participation in the ENSHAPE program continues to increase. In addition, seven wellness professionals employed by HealthFitness are embedded in the Entergy organization.

Indicators of performance related to employee health and wellness include health care cost trends as well as specific category measures such as tobacco usage and high blood pressure. In 2012, Entergy's health care cost increases via its self-insured medical plans were slightly less than the national trend.



Employees also have access to an expanded offering of wellness programs including nutritional counseling and a variety of group exercise classes.

Focus on Wellness
Average number of risks per employee


2.5
2.0
1.5
1.0
0.5
0
2.37
2.35
2.31
2.12
2.08
2008
2009
2010
2011
2012

Employee health risk includes 14 measures such as high blood pressure, cholesterol, alcohol and tobacco usage and seat belt usage.

57%

of Entergy employees accessed at least one ENSHAPE wellness activity in 2012.

Statement of Verification

March 8th, 2013

Entergy Corporation
Environmental Strategy & Policy Group
Entergy Services, Inc.
639 Loyola Ave (L-ENT-13D)
New Orleans, LA 70113

Scope

Entergy Corporation ("Responsible Party") engaged ICF International in cooperation with Cventure LLC ("ICF") to review Entergy Corporation's *2012 Corporate Greenhouse Gas (GHG) Inventory,* and supporting evidence including Entergy's Inventory Management Planning and Reporting Document (IMPRD), detailing the GHG emissions and associated source documents over the period January 1, 2012 to December 31, 2012. These components are collectively referred to as the "GHG Assertion" for the purposes of this report.

The Responsible Party is responsible for the preparation and presentation of the information within the GHG Assertion. Our responsibility is to express a conclusion as to whether anything has come to our attention to suggest that the GHG Assertion is not presented fairly in accordance with generally accepted greenhouse gas (GHG) accounting standards, in particular *ISO 14064 Part 1: Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals (ISO, 2006).*

Methodology

We completed our review in accordance with the ISO 14064 Part 3: *Greenhouse Gases: Specification with guidance for the validation and verification of greenhouse gas assertions* (ISO, 2006). As such, we planned and performed our work in order to provide limited, rather than absolute, assurance with respect to the GHG Assertion. Our review criteria were based on this guidance. We reviewed the GHG Assertion and associated documentation. We believe our work provides a reasonable basis for our conclusion.

Conclusion

Based on our review, nothing has come to our attention which causes us to believe that the GHG Assertion is not presented fairly in accordance with the relevant criteria. The emission estimates were calculated in a consistent and transparent manner and were found to be a fair and accurate representation of Entergy Corporation's actual emissions and were free from material misstatement. ICF identified several minor, immaterial discrepancies in Entergy's greenhouse gas inventory which were corrected by Entergy during the course of the verification. ICF has verified a total of 49,438,750 metric tons of CO_2 equivalent (CO_2e) emissions for calendar year 2012.

Craig Ebert
Senior Vice President
601 W. 5th St., Suite 900
Los Angeles, CA 90071, USA
Email: craig.ebert@icfi.com
Tel.: (202) 276-2054

FORWARD-LOOKING INFORMATION

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors contained in the Form 10-K for the year ended December 31, 2012, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, Entergy's utility supply plan, and recovery of fuel and purchased power costs;
- the termination of Entergy Arkansas's and Entergy Mississippi's participation in the System Agreement in December 2013 and November 2015, respectively, and the potential for other Entergy operating companies to terminate participation in the System Agreement by providing notice pursuant to the current 96-month notice period and/or by seeking an amendment to the System Agreement that would allow for an Entergy operating company to terminate its participation in less than 96 months;
- regulatory and operating challenges and uncertainties associated with the Utility operating companies' proposal to move to the MISO RTO;
- risks associated with the proposed spin-off and subsequent merger of Entergy's electric transmission business into a subsidiary of ITC Holdings Corp., including the risk that Entergy and the Utility operating companies may not be able to timely satisfy the conditions or obtain the approvals required to complete such transaction or such approvals may contain material restrictions or conditions, and the risk that if completed, the transaction may not achieve its anticipated results;
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the application of more stringent transmission reliability requirements or market power criteria by the FERC;
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety or environmental concerns regarding nuclear power plants and nuclear fuel;
- resolution of pending or future applications, and related regulatory proceedings and litigation, for license renewals or modifications of nuclear generating facilities;
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at its nuclear generating facilities;
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;
- prices for power generated by Entergy's merchant generating facilities and the ability to hedge, meet credit support requirements for hedges, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants;
- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts;
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;
- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, greenhouse gases, mercury, and other regulated air emissions, and changes in costs of compliance with environmental and other laws and regulations;
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal;
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance;
- effects of climate change;
- changes in the quality and availability of water supplies and the related regulation of water use and diversion;
- Entergy's ability to manage its capital projects and operation and maintenance costs;
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms;
- the economic climate, and particularly economic conditions in Entergy's Utility service area and the Northeast United States and events that could influence economic conditions in those areas;
- the effects of Entergy's strategies to reduce tax payments;
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions;
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates;
- the effect of litigation and government investigations or proceedings;
- advances in technology;
- the potential effects of threatened or actual terrorism, cyber attacks or data security breaches, including increased security costs, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;
- Entergy's ability to attract and retain talented management and directors;
- changes in accounting standards and corporate governance;
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans;
- future wage and employee benefit costs, including changes in discount rates and returns on benefit plan assets;
- changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites;
- the effectiveness of Entergy's risk management policies and procedures and the ability and willingness of its counterparties to satisfy their financial and performance commitments;
- factors that could lead to impairment of long-lived assets; and
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2012	2011
As-Reported	$ 4.76	$ 7.55
Less Special Items:		
Transmission business spin-merge expenses	$(0.21)	$ –
Vermont Yankee asset impairment	$(1.26)	$(0.07)
Total Special Items	$(1.47)	$(0.07)
Operational	$ 6.23	$ 7.62

PERFORMANCE DATA TABLE

AS-REPORTED FINANCIAL HIGHLIGHTS	2008	2009	2010	2011	2012
Operating revenues ($ millions)	13,094	10,746	11,488	11,229	10,302
Net income attributable to Entergy Corp. ($ millions)	1,221	1,231	1,250	1,346	847
Earnings per diluted share (dollars)	6.20	6.30	6.66	7.55	4.76
Total shareholder return (%)	-28.3	2.4	-9.7	8.3	-8.4
Utility retail customers – year-end (thousands)	2,689	2,719	2,743	2,757	2,778
GOVERNANCE & ETHICS					
Number of Board Directors	12	12	13	11	11
Number of independent Board Directors	11	11	12	10	10
Women/minority independent Board Directors (number; %)	2; 18%	2; 18%	3; 25%	3; 30%	3; 30%
EMPLOYEES					
Number of employees	14,669	15,181	14,958	14,682	14,625
Women in workforce (% of employees)	20.73	20.48	20.35	20.25	19.98
Women in management (% of management)	12.11	11.96	12.10	12.13	19
Minorities in workforce (% of employees)	18.29	19.13	19.06	18.55	19.03
Minorities in management (% of management)	11.65	12.06	12.32	12.09	12.56
Bargaining unit representation (% of employees)	34.22	36.09	36.52	35.88	35.72
Voluntary turnover (% excluding retirements)	2.15	1.48	1.79	2.04	2.21
HEALTH AND SAFETY					
Employee work-related fatalities	0	0	0	2*	1*
Contractor work-related fatalities	0	0	1	0	0
Recordable accident index	0.75	0.64	0.78	0.57	0.76
Lost work day incident rate	0.21	0.20	0.29	0.27	0.31
Employee lost-time injury frequency (n/million work hours)	0.41	0.48	0.39	0.65	0.79
Contractor lost-time injury frequency (n/million work hours)	1.05	1.00	0.75	1.02	0.42
Preventive care – mammogram (% women age 40-64)	—	47.5	45.5	46.8	45.6
Preventive care – cholesterol (% age 20-64)	—	13.1	13.2	13.7	13.6
Preventive care – colorectal cancer screening (% age 50-64)	—	10.0	9.7	9.9	9.4
An employee who sustained injuries in November 2011 died as a result of those injuries in 2012.					
ENVIRONMENT					
Fines and penalties ($, shown in year paid)	11,382	0	0	2,750	1,567,350**
NPDES permit exceedences	17	32	19	19	16
Internal compliance self-assessments and audits	623	636	613	665	674
Direct greenhouse gas emissions – all sources and all gases (million metric tons CO_2e)	33.2	30.4	34.0	34.8	34.8
Indirect greenhouse gas emissions – line losses and company usage (million metric tons CO_2e)	0.8	0.7	0.8	0.8	0.8
GHG emissions from purchased power – controllable (million metric tons CO_2e)	7.4	6.2	7.2	7.6	6.9
GHG emissions from purchased power – all gases/all classes of purchased power, controllable and uncontrollable (million metric tons CO_2e)	15.7	12.5	14.6	15.1	14.6
CO_2 emissions from power generation (million tons)	35.7	32.6	36.5	37.4	38
CO_2 emissions rate for power generation (lbs/KWh)	0.58	0.54	0.59	0.60	0.59
NOx emissions from power generation (thousand tons)	50.3	40.3	46.6	47.1	42.9
NOx emissions rate from power generation (lbs/MWh)	0.82	0.82	0.75	0.75	0.67
SO_2 emissions from power generation (thousand tons)	52.7	48.2	46.6	48.5	49.6
SO_2 emissions rate from power generation (lbs/MWh)	0.86	0.79	0.75	0.77	0.77
Hg emissions from power generation (tons)	0.46	0.44	0.45	0.44	0.43
Hg emissions rate from power generation (lbs/100 GWh)	0.75	0.72	0.72	0.71	0.67
Water net – used in cooling (millions of cubic meters)	13,000	11,800	12,800	14,206	14,600
Hazardous waste generation – manifested (tons)	46.0	54.2	27.1	27.8	49.3
Recycled waste – coal ash (%)	91	60	48	50	58
***Includes settlement regarding Indian Point transformer failure, agreed to in 2012 and explained in detail in our 2011 Sustainability Report, page 42.*					
COMMUNITY SPENDING					
Community investments ($ millions)	15.9	17.3	17.2	16.5	16.3
Community investments (% of EBIT)	0.88	0.92	0.91	1.1	1.8
Low-income programs ($ millions)	8.9	11.1	10	9.7	10.9
Employee and retiree volunteerism (hours)	67,000	76,300	53,000	49,249	85,270
Spending on diverse business enterprises (%)	24.5	23.8	25.3	29.4	—***
Charitable grants – community improvement (%)	28	28	29	22	28
Charitable grants – health and social services (%)	18	22	30	26	25
Charitable grants – arts & culture (%)	5	4	3	6	7
Charitable grants – disaster relief/other (%)	4	0	1	1	4
Charitable grants – environment (%)	9	11	4	10	8
Charitable grants – education/literacy (%)	35	31	27	30	27
Charitable grants – civic and public affairs (%)	1	4	6	5	1

****Entergy no longer tracks diverse spending by percentage. In 2012 we purchased $196 million in goods and services from diverse suppliers.*



Global Reporting Initiative Summary

The GRI Reporting Framework is an internationally accepted set of economic, environmental and social performance indicators used to present a balanced report of sustainability performance. In addition to the summary index to the indicators below, our detailed GRI index is available at entergy.com. With this report and our online information, we believe we meet GRI Guidelines Application Level B.

GRI Indicators

	Pages
PROFILE DISCLOSURES	2-4, 6-7, 10-15, 19-20, 75-76
MANAGEMENT APPROACH	16-88
ECONOMIC INDICATORS	16-46
ENVIRONMENTAL INDICATORS	47-67
PRODUCT RESPONSIBILITY INDICATORS	33-37, 42-46
COMMUNITY INDICATORS	68-78
LABOR PRACTICES AND DECENT WORK INDICATORS	31-33, 79-88
HUMAN RIGHTS INDICATORS	Please see our detailed GRI index at entergy.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC's website at **sec.gov**. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy's Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.


Entergy.
THE POWER OF PEOPLE℠

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113
504-576-4000
entergy.com


facebook.com/entergy
facebook.com/thepowertocare


Twitter: @Entergy


Smartphone app: entergy.com/app

Exhibit C

2013 CDP Report

Carbon Disclosure Project

Module: Introduction

Page: Introduction

0.1

Introduction
Please give a general description and introduction to your organization

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation's leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $10 billion and approximately 15,000 employees

0.2

Reporting Year
Please state the start and end date of the year for which you are reporting data.
The current reporting year is the latest/most recent 12-month period for which data is reported. Enter the dates of this year first.
We request data for more than one reporting period for some emission accounting questions. Please provide data for the three years prior to the current reporting year if you have not provided this information before, or if this is the first time you have answered a CDP information request. (This does not apply if you have been offered and selected the option of answering the shorter questionnaire). If you are going to provide additional years of data, please give the dates of those reporting periods here. Work backwards from the most recent reporting year.
Please enter dates in following format: day(DD)/month(MM)/year(YYYY) (i.e. 31/01/2001).

Enter Periods that will be disclosed

Sun 01 Jan 2012 - Mon 31 Dec 2012

0.3

Country list configuration

Please select the countries for which you will be supplying data. This selection will be carried forward to assist you in completing your response

Select country

United States of America

0.4

Currency selection

Please select the currency in which you would like to submit your response. All financial information contained in the response should be in this currency.

USD($)

0.6

Modules

As part of the request for information on behalf of investors, electric utilities, companies with electric utility activities or assets, companies in the automobile or auto component manufacture sectors, companies in the oil and gas industry and companies in the information technology and telecommunications sectors should complete supplementary questions in addition to the main questionnaire.

If you are in these sectors (according to the Global Industry Classification Standard (GICS)), the corresponding sector modules will not appear below but will automatically appear in the navigation bar when you save this page. If you want to query your classification, please email respond@cdproject.net.

If you have not been presented with a sector module that you consider would be appropriate for your company to answer, please select the module below. If you wish to view the questions first, please see https://www.cdproject.net/en-US/Programmes/Pages/More-questionnaires.aspx.

Further Information

2012 Sustainabilty Report http://www.entergy.com/investor_relations/2012_publications.aspx

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/Introduction/2013_proxy.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/Introduction/2012_Annual_Report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/Introduction/2012_Entergy_Form_10K.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/Introduction/2011_sustainability_report.pdf

Module: Management [Investor]

Page: 1. Governance

1.1

Where is the highest level of direct responsibility for climate change within your company?

Individual/Sub-set of the Board or other committee appointed by the Board

1.1a

Please identify the position of the individual or name of the committee with this responsibility

(i) Chairman and CEO of Entergy - Leo Denault. Mr. Denault has direct responsibility for managing risk including climate change risk, executing strategy that positions the company to prosper in a carbon constrained economy and ensuring actions are taken to meet Entergy's 10-year voluntary greenhouse gas stabilization goal.
(ii) The Chairman and CEO is the highest ranking executive in charge of the company. He chairs the Board of Directors and oversees Entergy's entire corporate structure, governance and management.
The Audit Committee of the Board of Directors, Rod West, Executive Vice President and Chief Administrative Officer and the Vice President, Environmental Strategy & Policy have responsibility for oversight and implementation of Entergy's position, performance and advocacy associated with climate change.

The Chief Financial Officer has general responsibility for the process of ensuring that all risks are identified, evaluated and, if necessary, quantified through the Enterprise Risk Management Process. Business Function executive management is responsible for participating in this process to ensure that risks, including climate change risks associated with its operations are accurately represented.

1.2

Do you provide incentives for the management of climate change issues, including the attainment of targets?

Yes

1.2a

Please complete the table

Who is entitled to benefit from these incentives?	The type of incentives	Incentivized performance indicator
Corporate executive team	Monetary reward	Entergy's compensation programs for Named Executive Officers are based on a philosophy of pay-for-performance which is embodied in the design of our annual and long-term monetary incentive plans. Our annual monetary incentive plan incentivizes and rewards the achievement of operational and financial metrics that are deemed by the Board to be consistent with the overall goals and strategic direction that the Board has set for the Company. There are several climate related performance indicators linked to this incentive plan. During 2012, significant achievements related to executing climate strategy and achieving Entergy's voluntary 10-yr GHG stabilization commitment were reflected in the 2012 incentive awards. These include successful acquisition of 1,070 of natural gas fired CCGT capacity, start of construction of a 550 MW natural gas fired CCGT, completion of a 178 MW capacity uprate at Grand Gulf Nuclear Station and obtaining license renewals for Pilgrim Nuclear. These achievements are all integral to the successfully achieving Entergy's 10-year commitment to stabilize its cumulative CO_2 emissions at 20 percent below year 2000 levels through 2020 Other climate change-linked items include execution of Entergy's portfolio management strategy (including expansion of Nuclear energy through license renewals; acquisition of Hinds and Hot Spring CCGT plants and self-build of an additional CCGT) and overall sustainability performance/recognition of sustainability leadership and recognition of climate protection efforts. These items are outlined as achievements in 2012 as influencing Executive compensation (see page 12 of Entergy's 2013 Proxy Statement - attached). Achievement of corporate objectives is recognized via compensation in the Non-Equity Incentive Plan. Entergy's various business functions integrate indicators that impact Entergy's overall Scope 1 and Scope 2 emissions. As an

Who is entitled to benefit from these incentives?	The type of incentives	Incentivized performance indicator
		example, Entergy's Utility Operations business has specific CO2 (and other GHG) reduction targets associated with mobile fleet operation, transmission equipment (SF6) and facility operations (energy use).
Other: Environment/sustainability managers	Monetary reward	Through the company's Annual Planning, Performance and Review (PP&R) process and the Management/Employee Incentive Plans, environmental/sustainability managers and staff are systematically held accountable for various climate change-related goals, objectives and measureable targets. These include climate change position advocacy; adaptation position advocacy; communicating climate change issues and GHG accounting/verification efforts. These employees work directly on Entergy's climate change/sustainability position, carbon accounting/inventory/verification, stakeholder engagement and advocacy. These employees have specific performance goals regarding these climate change activities and receive incentives commensurate with successful completion of these goals.
All employees	Recognition (non-monetary)	Entergy recognizes employees for participation in climate-related activities including climate/adaptation issue advocacy, communicating climate change issues and participation in climate-related volunteerism.
All employees	Monetary reward	Impact Awards (monetary bonus) and Community Connector Grants (monetary grant to non-profit) are awarded as deemed appropriate by supervisors for employee activities in the climate change and environmental area.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/1.Governance/091212-AWF-BRRCFinalReportEmailVerson.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/1.Governance/Building_a_Resilient_Gulf_Coast.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/1.Governance/Overcoming Barriers to resilience Final.docx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/1.Governance/JWL_NWF.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/1.Governance/2013_proxy.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/1.Governance/J Wayne Leonard Highlights.doc

Page: 2. Strategy

2.1

Please select the option that best describes your risk management procedures with regard to climate change risks and opportunities

Integrated into multi-disciplinary company wide risk management processes

2.1a

Please provide further details

(i)SCOPE- Entergy's Enterprise Risk Management process and Investment Approval Process are comprehensive in scope and include analysis of many types of risk, including regulatory, environmental, weather/physical climate risk, reputation, and socio-economic for all of its businesses. The risk analysis includes legislative/regulatory proposals, adaptation issues, customer impacts, physical risks, economic impacts and litigation issues. Entergy maintains a strong risk culture due to its historic service mission, focus on "safety first", and organizational structure.
(iia) Enterprise Risk Management (ERM) - Company Level
Internal Audit facilitates an integrated company-wide process through which all businesses and support groups analyze risks for their particular area, including climate change. The risks are fully described, evaluated and scored based on probability of occurrence and severity of outcome. Based on this evaluation, controls are established for priority items and, if necessary, testing conducted on a periodic basis to ensure that priority items are adequately addressed.
(iib) Investment Approval Process (IAP) - Company/Investment Level
Entergy's IAP requires all projects of sufficient materiality to include scenarios reflecting the impacts (costs and/or benefits) of carbon regulation utilizing the company's CO2 projections. These projections include a range of estimates of the future cost of carbon regulation/legislation and also uses outside forecasts. Capital project evaluations must include the costs of compliance for all options considered across the spectrum of compliance scenarios. This cost is further internalized by setting voluntary stabilization commitments in 2001, 2006 and again in 2011. Entergy's most recent voluntary greenhouse gas stabilization commitment limits CO2 emissions from generation and controlled purchases to 20% below 2000 levels through 2020. In order to meet this commitment and energy demand growth, Entergy must continue to improve the efficiency of its generating fleet, decarbonize fuel supply and encourage customers to become more energy efficient.
(iiia) Asset Level: Regional and Local Risk – Building Resilient Communities
Entergy has deep experience/expertise in assessing operating risks from extreme weather events. Its service territory along the Gulf Coast is in a hurricane prone area that is also at risk of sea-level rise. Entergy is headquartered in New Orleans; Hurricane Katrina in 2005 resulted in $150 billion in losses to our communities. Katrina and Rita combined resulted in approximately 1.1 million customers without power and approximately $1.5 billion in restoration costs. In 2008, Gustav and Ike combined to result in $1.3 billion in restoration costs. While Entergy is focused on business continuity and reducing losses to our assets, our larger strategic focus is on working with our communities to enhance their prosperity and plan for a more resilient future. Entergy is assessing physical risks that include an increase in sea level, coastal erosion, subsidence and changes in weather conditions, such as changes in precipitation, average temperatures and potential increased impacts of weather conditions/storms. The company participates in/funds extensive research in adaptation responses to the physical effects of climate change and works collaboratively with stakeholders and effected communities in developing these responses.

In October 2010, Entergy in partnership with America's WETLAND Foundation released a $4 million study commissioned to provide a granular, bottom-up assessment of the risks Gulf Coast communities face from the current climate and from future climate change scenario forecasts (study attached). The Gulf Coast today faces average annual losses of $14 billion. Assuming no change in climate, losses going forward are expected to grow to nearly $19 billion per year by 2030 due to growth, development in at risk areas and the continued erosion of natural protections. By 2030, these losses could be $23 billion per year with climate change. This study was initiated internally by Entergy's Executive Management and reported to the Board of Directors. Over the last year (2011-12), Entergy has worked with AWF to engage local and regional leaders to evaluate readiness and, where necessary, initiate the adaptation process. Eleven stakeholder engagement meetings, called Blue Ribbon Resilient Community (BRRC) meetings, and two Technical Forums were held along the Gulf Coast with state/local political leaders, business leaders, and local NGOs. See details of the 2010 Adaptation Study and examples of the 2011/12 BRRC meeting outcome attached.

(iiib) Asset Level Risk Assessment and Monitoring
Entergy's individual businesses assess risks to the assets in their responsibility area consistent with the ERM and IAP processes described above The risks are fully described, evaluated and scored based on probability of occurrence and severity of outcome. Based on this evaluation, controls are established for priority items and, if necessary, testing

conducted on a periodic basis to ensure that priority items are adequately addressed. Asset level investment decisions incorporate scenarios on the cost of carbon regulation/legislation. Physical impacts to facilities in sensitive areas from factors such as severe weather, subsidence, wetlands loss and sea level rise are evaluated on an ongoing basis. Results are reported to business function executive management with priorities identified by the likelihood of occurrence and severity of impact.
(iv) FREQUENCY OF MONITORING - Risks in sensitive areas are monitored at the asset, regional and business level on an ongoing basis. At the company level, risks are monitored at least quarterly.
(v) MATERIALITY CRITERIA - At the Corporate Level, Entergy's ERM process evaluates materiality based on the likelihood/severity of a risk. At the asset/operating company level, each business has a certain materiality threshold that depends on its valuation and proportion of the company. These thresholds are set by the company's External Reporting/Accounting groups and are used to determine the significance of quantifiable risks.
(vi) RESULTS REPORTING - Results of risk evaluations are summarized on a quarterly basis and presented to executive management and the Audit Committee of the Board Of Directors via the SEC reporting process.

2.2

Is climate change integrated into your business strategy?

Yes

2.2a

Please describe the process and outcomes

(i) How Entergy's business strategy has been influenced - Entergy aggressively manages business risks posed by climate change. Decisions on investments include scenarios reflecting the impacts (costs and/or benefits) of carbon regulation utilizing the company's CO2 projections. These projections include a range of estimates of the future cost of carbon regulation/legislation and also uses outside forecasts. Internal subject matter experts and teams analyse and communicate the regulatory, physical and other business risks posed by climate change to executive management and incorporates these risks into the multi-disciplinary integrated company-wide risk management process. Entergy includes stabilization of carbon emissions and adaptation to climate change impacts into its business strategy. Integration of these issues into Entergy's business strategy generates the need to coordinate, communicate and educate our stakeholders on how climate change impacts our business and adaptation measures that can be employed today. Entergy monitors and engages in the regulatory and legislative process to inform its business strategy and encourage rational GHG controls.
(ii) Aspects of climate change that have influenced the strategy - Aspects of this issue that have influenced Entergy's strategy include the issue's impact on energy prices, both short and long term, impacts to decisions regarding energy production and sourcing and impacts to Entergy's customer base due to changes in the physical environment. Substantive business decisions have resulted from this influence, including portfolio management activities, acquisition of more efficient generation sources, purchased power buying decisions and our adaptation strategy. Details of these substantive business decisions are provided below.
(iii) Short-term strategy influence - The most important components of Entergy's short term strategy influenced by climate change are portfolio management of electric generation, completion and renewal of our CO2 stabilization commitment, continued R&D related to carbon capture and sequestration (CCS), long-term

resource buying decisions and the company's environmental goals. One example is the company's short-term planned construction and capital investments in clean energy combined-cycle gas and nuclear generation (2013-2015), ~$400 – $700 million per year (see Entergy's 2012 SEC 10K pg 22-23)

(iv) Long-term strategy influence - The most important components of Entergy's long-term strategy influenced by climate change are the company's ongoing CO2 stabilization commitment to 2020, its long-term electric generation portfolio management activities, inclusion of a carbon price into investment decisions, our adaptation strategy and stakeholder engagement. Entergy's 2012 Integrated Resource Plans go out through 2030. The resource planning process, after considering scenarios for fuel prices, CO2 prices, energy efficiency penetration, regulatory and market frameworks and load growth, identifies a Preferred Portfolio that describes the System's long-range strategy for managing risk and meeting customers' power needs. As discussed in the 2012 System IRP pg 22-25, the major components influencing long term risk are the future price of natural gas and future price of CO2. An example of our long term strategy influence is in Entergy's decision to award $450,000 to America's WETLAND Foundation to help build public support for policies to protect the Gulf Coast region against the long-term (to 2050+) physical risks posed by climate change to our customers, the company's assets and the economic viability of our service territory.

(v) Strategic business advantage - Entergy's proactive leadership on climate change has resulted in an electric generation portfolio that is top quartile low CO2 emitting (compared with the 100 largest utilities in the US) thereby providing a competitive advantage in any current or future carbon constrained economy. Currently, our low and no-emitting facilities in the northeast US are enjoying this advantage under the RGGI cap and trade program. In addition, this leadership position provides the company with credibility amongst the highest circles of advocacy in the country and world. Entergy leverages this credibility to advocate for sensible immediate action on climate change and adaptation.

(vi) Substantive Business Decisions during the Reporting Year (2012)

Portfolio Management

Entergy's Utility has embarked on an effort to transform its generation portfolio. This business decision is linked to the company's voluntary emissions reduction target, to maintain CO2 emissions from Entergy-owned power plants and controllable power purchases at 20% below year 2000 levels through 2020, and the overall desire to increase the efficiency of its natural gas generation fleet, retire older, less efficient natural gas steam electric generating units, deliver affordable, clean reliable electric energy to our customers and position the company to prosper in a carbon constrained economy. During 2012, Entergy invested $253 million to purchase the Hot Spring Energy Facility, a highly efficient, 620 MW natural gas fired combined cycle gas turbine (CCGT) power plant, invested $206 million to purchase the 450 MW Hinds CCGT power plant, completed the $874 million, 178 MW capacity uprate at the Grand Gulf Nuclear Station, and began construction on the 550 MW Ninemile Unit 6 CCGT power plant. The Entergy utility operating companies reported plans to invest ~$400 - 700 million per year over the 2013 - 2015 period, which includes the Ninemile Unit 6 CCGT, final spending on the Waterford 3 nuclear plant steam generator replacement project and environmental compliance spending at Entergy's generating plants. Over the past eleven years, the Utility Operating Companies and Entergy Wholesale Commodities (EWC) have together added 3,991 MW of clean, efficient, natural gas fired CCGT generation resources and nearly 700 MW of new, non-emitting nuclear capacity.

Stabilization of Carbon Emissions - 2001 to 2012

In 2012 the company's actions contributed to our voluntary goal to stabilize our cumulative CO2 emissions at 20 percent below year 2000 levels through 2020. This decision was influenced by the desire to reduce the company's carbon footprint and reduce the regulatory risk of carbon regulation. As of the end of 2012, Entergy was 57.1 million short tons CO2 below its 2001 through 2012 stabilization goals on a cumulative basis. The company is gaining valuable experience, enhancing knowledge and building capacity for operating in a carbon constrained environment. These efforts and these voluntary targets also result in higher overall company efficiency – this reduces costs while simultaneously reducing overall environmental footprint. Both of these factors can make the company more profitable and sustainable over the long-term.

Climate Change Physical Risks and Adaptation

Entergy continued and expanded its outreach to manage adaptation risk and build more resilient communities. In 2012 Entergy, in collaboration with two local universities, participated in two Coastal Resilience Technical Conferences with its customers to identify ways to cost effectively reduce business interruption losses from extreme weather and climate change.

In 2012 in collaboration with National Wildlife Federation, Renaissance Reinsurance, Americas Wetland Foundation and Weather Predict, Entergy sponsored a highly successful forum "Preparing the Gulf Coast for Extreme Weather that brought scientists, conservationists, local officials and coastal businesses together for an exchange of ideas. Participants identified best practices in preparedness, outlined cost-benefits for mitigation and discussed the role the business community, energy industry, national and state policy makers can play in safeguarding people from natural disasters.

In 2011 – 2012, working with Americas Wetland Foundation, Entergy participated in eleven "Blue Ribbon Resilient Community Leadership Forums" across the Gulf Coast to reach out to stakeholders in coastal communities. The leadership forums provided a balanced regional dialogue on local coastal issues, identified specific vulnerabilities, educated stakeholders on risk mitigation options and served as a catalyst for investing in solutions that preserve and protect prosperity, safety and quality of life. These efforts build on Entergy's publication of a $4 million "Building a Resilient Gulf Coast" study that provides the first comprehensive analysis of climate risks and adaptation economics along the U.S. Gulf Coast.

2.2b

Please explain why not

2.3

Do you engage in activities that could either directly or indirectly influence policy on climate change through any of the following? (tick all that apply)

Direct engagement
Trade associations
Funding research organizations

2.3a

On what issues have you been engaging directly?

Focus of legislation	Corporate Position	Details of engagement	Proposed solution
Cap and trade	Support	Over the past several years: CEO face to face meetings with over 40 members of Congress, five key Administration officials, and three southern state governors; public letter of support for Waxman - Markey cap and trade legislation; delivered keynote addresses, speaking at public forums, collaborating with others, writing articles and by authoring four op-eds and one advertorial; Charter member of C2ES BELC advocating for market mechanisms to place a price on carbon; CEO a member of the	Economy-wide, sustainable price on carbon that predictably increases over time; investment in R&D for development and deployment of retrofit carbon capture and sequestration that is affordable enough for China and the developing world to invest in; auction of allowances with a portion recycled to neutralize regressive impacts of higher energy prices on low income families; Check and assess provisions if global agreements to reduce GHG emissions don't materialize.

Focus of legislation	Corporate Position	Details of engagement	Proposed solution
		C2ES Board of Directors and a C2ES Strategic Partner; CEO participated in "We Can Lead" on the need for a climate bill; CEO presentations to investors, at Annual Meeting, in Annual Reports, In Sustainability Reports calling for cap and trade with a predictable price on carbon.	
Carbon tax	Support	In 2012, CEO publicly called for a "Carbon Tax" at C2ES in Washington DC; CEO gave a defense of that position before Louisiana Public Service Commissioners	Sustainable, predictable price on carbon that increases over time with revenues recycled to reduce deficit, reduce distortionary taxes and recycles revenue to low income familes to reduce regressive impacts of higher energy prices
Energy efficiency	Support	In 2012, Investing in Energy Efficiency at Entergy Texas, Entergy Arkansas and Entergy New Orleans; Supports weatherization initiatives for low income customers	Work with regulatory commissions to allow rate of return on energy efficiency investments and deals equitable with lost revenues
Clean energy generation	Support	In 2011, CEO participated in interview with Washington Post Editorial Staff advocating a modified CES as an effective market mechanism for placing a price on carbon; CEO wrote Wall Street Journal Op-Ed titled "Cool the Planet with Natural Gas" advocating a CES that substitutes natural gas for coal as a way to reduce carbon emissions	CES that allows trading of credits around reduced coal utilization for increased natural gas utilization
Adaptation resiliency	Support	In 2011 - 2012, participated in 11 Blue Ribbon Resilient Community Leadership Forums to educate stakeholders on risk mitigation options and served as a catalyst for investing in solutions that preserve and protect prosperity, safety and quality of life; Organized and participated in two Coastal Resilience Technical Conferences with customers to quantify risks and work collaboratively towards developing economically sensible investment approaches to manage risk and build a more resilient Gulf Coast. In 2013 Entergy is collaborating with the World Business Council for Sustainable Development (WBCSD) and is a lead author on a report on Adaptation and Climate Resilience in the Power Sector that will identify best practices and discuss the cost benefits for a number of resilience investments.	Work with stakeholders to quantify risks to coastal communities, identify cost effective adaptation investments to manage risks. Work collaboratively with customers to prioritize utility system hardening investments to compliment actions and investments they've taken to become more resilient. Prioritize hardening investments to reduce business interruption economic losses. Work to enhance prosperity, ensure safety for families and preserve quality of life in coastal communities we serve. Preserve and enhance economic viability of customer base.
Other: Retrofit CCS Technology	Support	In 2009, Entergy asked the MIT Energy Initiative (MITEI) to bring together the nation's leading experts in this field to assess the current issues surrounding retrofit technologies and to formulate a concrete action plan to move forward quickly	Accelerate research for low carbon technologies, including retrofit CCS technology, for coal-fired power plants – There is a critical need to develop and deploy cost-effective retrofit CCS technology that can be deployed here in the U.S., but, more importantly, in China, India, and developing nations, where the vast majority of new coal-fired power plants are being built. If we are to be successful in meeting climate change goals, we

Focus of legislation	Corporate Position	Details of engagement	Proposed solution
			need to develop cost-effective solutions for coal

2.3b

Are you on the Board of any trade associations or provide funding beyond membership?
Yes

2.3c

Please enter the details of those trade associations that are likely to take a position on climate change legislation

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association's position	How have you, or are you attempting to influence the postion?
EEI	Mixed	EEI believes efforts to further reduce GHG emissions should involve all sectors of the economy and seek to minimize their cumulative effects on costs to customers, impact on the economy, and the reliability of the electric system. Electric utilities will continue their efforts to transition to a cleaner, more modern electric generating fleet, help improve energy efficiency, and electrify the transportation sector. EEI supports R&D to accelerate deployment of Carbon Capture and Sequestration (CCS) an advocates for laws and regulation to remove barriers to implementation.	Entergy is an EEI member company and actively participates on EEI's Executive Committee, Environmental Committee, Legislative Committee and GHG Committee where it shares its points of view climate change and clean energy policy.
C2ES	Consistent	C2ES continues to favor market-based approaches that put a price on carbon as the most cost-effective means of reducing GHG emissions. Apart from such approaches, which would require major new legislation, there is a range of actions the Administration and Congress can take to significantly reduce GHG emissions, expand clean energy sources, and make communities and critical infrastructure more climate-resilient. For	As a Strategic Partner with the Center for Climate and Energy Solutions (a non-profit working to advance strong policy on the twin challenges of energy and climate change) Entergy is closely aligned with the Center's vision that using economy-wide market mechanisms to put a price on carbon as the most efficient method for incentivizing investment in energy efficiency and clean technologies to reduce GHG emissions.

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association's position	How have you, or are you attempting to influence the postion?
		example: the Administration can adopt stronger standards through 2025 for medium- and heavy-duty vehicles; finalize its proposed GHG emission standards for new power plants; set GHG emissions standards for existing power plants, while allowing states to meet them with a range of market-based measures; increase the energy efficiency of appliances and industrial equipment; open more federal lands to renewable energy development; and increase efforts to tackle short-lived climate forcers such as methane, black carbon, and HFCs. Please find attached a paper that C2ES recently published on "Federal Action on Climate Change and Clean Energy" describing these and other measures. C2ES also supports carbon capture and storage (CCS) is likely to be critical for reducing global greenhouse gas emissions from stationary sources.	Entergy participates on the C2ES Board of Directors and is a charter member of the C2ES Business Environment Leadership Council (BELC). Entergy supports C2ES position on the importance of CO2 Carbon Capture and Sequestration (CCS).
Clean Energy Group	Consistent	Advocates using economy-wide market mechanisms to put a price on carbon as the most efficient method for incentivizing investment in energy efficiency and clean technologies to reduce GHG emissions; Could be in the form of cap and trade, For Utility Sector cap and trade, CEG favors an output based allocation of allowances clean Energy Standard or a Carbon Tax	Entergy is a Clean Energy Group member company and actively participates in shaping Clean Entergy Group strategy energy and environmental policy.
Center for Clean Air Policy	Consistent	Advocates using economy-wide market mechanisms to put a price on carbon as the most efficient method for incentivizing investment in energy efficiency and clean technologies to reduce GHG emissions; Could be in the form of cap and trade, Clean Energy Standard or a Carbon Tax	Entergy actively participates in the Center for Clean Air Policy Climate Policy initiative where it exchanges ideas on innovative policy to further the company's points of view on climate change and clean energy.
Americas Energy Coast	Consistent	Advocates for a systems approach to building resilience to wind damage, flooding and storm surge along the Gulf Coast; Advocates for "multiple lines of defense" that includes wetlands restoration, barrier island restoration paired with levy protection; encourages communities to invest in economically sensible resilience measures to reduce vulnerability to risks from climate change impacts	Entergy is Americas Wetland Foundation member and a member of AWF's Americas Energy Coast organizations. Entergy and AWF share a strong view on the importance restoring and maintaining coastal wetlands and barrier islands are to building resilient communities. Entergy and AWF have worked closely on launching the Gulf Coast Adaptation Study and organizing eleven Blue Ribbon Resilient Community

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association's position	How have you, or are you attempting to influence the postion?
			Leadreship Forums throughout the Gulf Coast.

2.3d

Do you publically disclose a list of all the research organizations that you fund?

Yes

2.3e

Do you fund any research organizations to produce public work on climate change?

Yes

2.3f

Please describe the work and how it aligns with your own strategy on climate change

Entergy funds research with the Electric Power Research Institute (EPRI) to develop retrofit carbon capture and sequestration technology for fossil power plants. Entergy also funded research at MIT's Energy Initiatives to explore existing retrofit CCS Technology and to provide recommendations on additional research the Department of Energy could do to help accelerate the deployment of this technology. Entergy funds research with the Center for Climate and Energy Solutions (C2ES), the Clean Energy Group (CEG) and Center for Clean Air Policy (CCAP) to explore innovative policy solutions that puts an economy-wide price on carbon and utilizes market mechanisms to ensure economic efficiency. These projects are in direct support of Entergy's Guiding Principles for Climate Policy described in 2.3h

2.3g

Please provide details of the other engagement activities that you undertake

2.3h

What processes do you have in place to ensure that all of your direct and indirect activities that influence policy are consistent with your overall climate change strategy?

Entergy has established "Guiding Principles" for Climate Policy to help ensure our actions and activities are consistent with our climate strategy.
These Guiding Principles are:
1) Risks are real, we need to act now;
2) Use an economy wide, market based approach to find efficient solutions (need a strong, sustainable price on carbon)
3) Build in permanent low income protection by recycling revenue to offset higher energy costs
4) U.S. policy must be informed by global reality - research on retrofit CCS that's affordable enough for China to invest in; "pledge and review"
5) plan for adaptation;
In addition, Entergy employs a proactive "Issues Management Process" to help proactively identify preferred positions on 34 key issues important to the company. Climate Change and Adaptation are two of the key issues included in this process. Annually subject matter experts are asked to provide input and help prepare an Issues Sheet on each of the key issues. The Issue Sheet provides definition of the issue, describes Entergy's current approach to addressing the issue and a timeline of current activity. The draft is circulated for comment, sent for review by Entergy's Strategy Committee to assure the approach is consistent with the diverse interests of Entergy's Businesses, reviewed and approved by management and then circulated broadly within the company. The Issues Management process is refreshed annually.
In 2012, Entergy created the officer-level position of Vice President, Environmental Strategy & Policy, partially in order to oversee the consistent development and implementation of climate policy across the Company's business units.

2.3i

Please explain why you do not engage with policy makers

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/2012_Entergy_Form_10K.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/Jeff Williams for New Orleans.pptx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/Jeff Williams for LSU Tech Conf final v1.pptx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/Jeff Williams for Lamar Tech Conf 4-

02-12.ppt
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/2012_EAI_IRP_Filing_103112.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/Jeff Williams for Extreme Weather.pptx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/2012_Annual_Report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/2012 System IRP Report - Final 02Oct2012.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/ETR Bicameral Letter 051513 Final.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/091212-AWF-BRRCFinalReportEmailVerson.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/2.Strategy/Benchmarking-Air-Emissions-2013-Embargoed Until May 8.pdf

Page: 3. Targets and Initiatives

3.1

Did you have an emissions reduction target that was active (ongoing or reached completion) in the reporting year?

Absolute target

3.1a

Please provide details of your absolute target

ID	Scope	% of emissions in scope	% reduction from base year	Base year	Base year emissions (metric tonnes CO2e)	Target year	Comment
3rd	Scope 1+2+3	84%	20%	2000	48260000	2020	2011 to 2020. In 2011, after completing two five year commitments, Entergy made a 10-year commitment to stabilize our cumulative CO2 emissions at 20 percent below year 2000 levels through 2020, taking into account all three commitment periods.

ID	Scope	% of emissions in scope	% reduction from base year	Base year	Base year emissions (metric tonnes CO2e)	Target year	Comment
2nd	Scope 1+2+3	84%	20%	2000	48260000	2010	2006 to 2010. Entergy's second commitment expanded the scope and length of the overall goal. In 2006, Entergy committed to stabilizing direct CO2 emissions from its owned power plants and controllable purchases at 20% below 2000 levels. Entergy beat this commitment on a cumulative basis by more than 3 percent. Additionally, Entergy secured a significant portfolio of carbon offsets (see www.americancarbonregistry.org for details)
1st	Scope 1	63%	0%	2000	48260000	2006	2001 - 2006. Entergy's first voluntary commitment was to stabilize direct CO2 emissions from owned power plants at year 2000 levels through 2005. The company completed this commitment at 23% below year 2000 levels while increasing power production by 21% in the same time period. Entergy was cumulatively 57 million metric tons below its CO2 stabilization commitment and six percent below 1990 levels. Additionally, Entergy has secured a significant portfolio of carbon offsets (see www.americancarbonregistry.org for details)

3.1b

Please provide details of your intensity target

ID	Scope	% of emissions in scope	% reduction from base year	Metric	Base year	Normalized base year emissions	Target year	Comment

3.1c

Please also indicate what change in absolute emissions this intensity target reflects

ID	Direction of change anticipated in absolute Scope 1+2 emissions at target completion?	% change anticipated in absolute Scope 1+2 emissions	Direction of change anticipated in absolute Scope 3 emissions at target completion?	% change anticipated in absolute Scope 3 emissions	Comment

3.1d

Please provide details on your progress against this target made in the reporting year

ID	% complete (time)	% complete (emissions)	Comment
3rd	20%	22%	Entergy committed to a third voluntary CO2 stabilization goal (2011 to 2020) after successfully completing two five year commitments (2001 to 2005 and 2006 to 2010). Since inception through the end of 2012, the company's actual cumulative emissions were 11% below our targets, taking into account all three commitment periods.
2nd	100%	100%	Entergy beat its 2006 to 2010 voluntary commitment stabilizing CO2 emissions from owned power plants (Scope 1) and controllable purchases (Scope 3) at 20% below 2000 levels by more than 3 percent.
1st	100%	100%	Entergy beat its 2001 to 2005 voluntary commitment of stabilizing CO2 emissions from owned generation (Scope 1) at 2000 levels by 23%.

3.1e

Please explain (i) why not; and (ii) forecast how your emissions will change over the next five years

3.2

Does the use of your goods and/or services directly enable GHG emissions to be avoided by a third party?

Yes

3.2a

Please provide details (see guidance)

Energy Efficiency Programs
(i) How emissions are avoided: Scope 2 emissions of Entergy's customers are reduced by Entergy's products/services, such as demand side management (DSM), that help customers use electricity more efficiently. These efforts focus on efficient use of electricity through outreach programs, low-income initiatives and grants. Reducing energy consumption eliminates emissions associated with generation, reduces the amount of new generation to be built and has the added benefit of reducing customer's electric bills. Entergy has active DSM programs in Texas, Arkansas and New Orleans that include 32 DSM programs for all customer classes (residential, commercial and industrial).
(ii) Estimate of avoided emissions: Entergy estimates that the reduction in MWhs energy efficiency during 2012 avoided approximately 42,500 metric tons of CO2. In 2012 approximately $44 million was invested in DSM programs creating 40 MWs and 159,000 MWh of annual energy savings. A total of $120 million was invested over the period of 2002-2012 to create a total of 238 MWs and 529,000 MWh of energy savings.
(iii)Methodology used for estimations: This emission avoidance estimate was generated using the EPA Climate Leaders GHG Inventory Protocol and the Standard for Greenhouse Gas Accounting and Verification (ISO 14064). GWP for carbon dioxide of 1 was used.

(iv) Entergy is not considering originating CERs or ERUs within the framework of CDM or JI for these activities.
In 2012, Entergy helped weatherize over 9,000 homes and 1,500 weatherization kits, helping low income homeowners reduce their energy use and costs. Entergy distributed over 6,500 fans and 133 energy-efficient air conditioning units through our Beat the Heat program. In 2012, Entergy also continued its participation with Energy Star to help businesses and individuals save money through improved energy efficiency.

Over 119,000 customers visited Entergy's Save Money web page (www.entergy.com/savemoney). In an effort to enhance the online experience and customer value of Entergy's Save Money page, Entergy launched a Customer Experience program in 2011 designed to help customers save money by expanding educational material on energy efficiency.
Low Carbon Energy Production Installation
(i) How emissions are avoided: Scope 2 emissions for Entergy's customers are reduced as a result of the company's Portfolio Transformation Strategy. In 2012 Entergy acquired Hot Spring (620 MW) and Hinds (450 MW). Both plants are highly efficient, natural gas fired combined cycle gas turbines (CCGT). Entergy's operating companies have procured 3,991 megawatts of highly efficient natural gas fired CCGT capacity since 2005. The heat rates for utility operating companies'CCGT fleet were 7,339 Btu/KWh in 2010, 7,403 Btu/Kwh in 2011 and 7,289 Btu/Kwh in 2012. In 2010, 20% of the electric energy produced by Entergy's natural gas units came from the CCGT units (both Utility and EWC). That percentage increased to 33% in 2012. Increased electric energy production by the CCGT units emit ~40% less CO2 than if that electrical energy was generated by Entergy's older legacy Natural Gas units. In addition, Scope 2 emissions for Entergy's customers are reduced as a result of nuclear capacity uprates. In 2012, Grand Gulf Nuclear Station completed a 178 MW capacity uprate adding nearly emission free energy supply. Over the last decade, Entergy has increased the output of its EWC and Utility nuclear fleet by nearly 700 megawatts - the equivalent of adding a new reactor - through power upgrades, turbine replacements and cooling-tower modifications.
(ii) Estimate of avoided emissions: Entergy estimates that CO2 emissions avoided from investments it made during 2012 on 1,070 MW of highly efficient, natural gas fired CCGT and the 178 MW nuclear uprate will avoid 3,179,000 metric tons of CO2 per year going forward. Entergy estimates that direct, Scope 1 emissions avoided through its employment of nuclear generation total over 50 million metric tons per year.
(iii) Methodology used for estimations: This emission avoidance estimate was generated using the EPA Climate Leaders GHG Inventory Protocol and the Standard for Greenhouse Gas Accounting and Verification (ISO 14064). A GWP for carbon dioxide (1) is used. In simple terms, Entergy's GHG emission intensity for energy displaced from older gas units (metric tons per MWh) was multiplied by the number of nuclear MWhs generated. For the emissions avoided from added CCGT

capacity the emission rate for older gas units being displaced was subtracted from the CCGT emission rate multiplied the annual MWH generated from the new CCGT capacity. The emission intensity represents the emission factor used and the GWP for carbon dioxide (1). The key assumption is that the energy from added CCGT and nuclear will displace energy from Entergy's legacy gas fired units with a ~12,500 btu/Kwh heat rate.
(iv) Entergy is not considering originating CERs or ERUs within the framework of CDM or JI for these activities.

3.3

Did you have emissions reduction initiatives that were active within the reporting year (this can include those in the planning and implementation phases)

Yes

3.3a

Please identify the total number of projects at each stage of development, and for those in the implementation stages, the estimated CO2e savings

Stage of development	Number of projects	Total estimated annual CO2e savings in metric tonnes CO2e (only for rows marked *)
Under investigation	1	0
To be implemented*	10	4974000
Implementation commenced*	1	738615
Implemented*	4	3214157
Not to be implemented	0	0

3.3b

For those initiatives implemented in the reporting year, please provide details in the table below

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes CO2e)	Annual monetary savings (unit currency - as specified in Q0.4)	Investment required (unit currency - as specified in Q0.4)	Payback period
Low carbon energy installation	The activities described here are in the same scope as Entergy's 3rd target, its Scope 1+2+3 voluntary emission stabilization goal. (i) In 2012, Entergy invested $253 million for the 620 MW Hot Spring Energy Facility, $206 million for the 450 MW Hinds Power Plant. Both units are highly efficient, natural gas fired CCGT units. In 2012 Entergy also expanded its virtually emission-free nuclear generation by completing the $874 million, 178 MW uprate at the Grand Gulf Nuclear Station. . (ii) Entergy estimates that in 2012 direct, Scope 1 emissions avoided from the addition of 1,070 MW of CCGT capacity and the 178 MW nuclear uprate will avoid 3.2 million metric tons CO2 per year. (iii) This is a voluntary activity driven by a business opportunity with fuel cost savings passed on to customers. Until there is an economy wide price on carbon emissions, there are no monetary savings associated with this type of generation directly associated with GHG avoidance. However, in addition to fuel cost savings, we are saving the compliance costs of certain air regulations (hazardous air pollutants) and lessening the impact of others (such as the Cross-State Air Pollution Rule). (iv) This activity is expected to continue in the near term (5 years) and the lifetime of these efforts are 20+ years. (i) Additionally, Entergy continues it's portfolio management activities, adding newer, more efficient generation (CCGT and CT) and deactivating legacy units as it is able (see Entergy's 2012 Integrated Resource Plans). (ii) These investments can reduce both Scope 1 and Scope 3 emissions for the company, the scopes included in the company's voluntary commitment. (iii) This is a voluntary activity, ongoing and (iv) expected to continue over the next five years and the lifetime of these efforts is 20+ years. Investment shown is for 2012. Entergy estimates spending $400 - $700 million per year for 2013 through 2015 on generation investments (see Entergy's 2012 SEC 10 K pg 22 - 24)	3179000	0	1213000000	4-10 years
Low carbon energy purchase	The activities described here are in the same scope as Entergy's 3rd target, its Scope 1+2+3 voluntary emission stabilization goal. (i) Entergy's 2nd and 3rd voluntary GHG stabilization commitment includes a purchased power component referred to as "controllable purchases". Including this aspect in our GHG commitment has resulted in constant evaluation of the sources of power that the company purchases through long-term agreements and other PPAs. (ii) In 2012 Entergy estimates that controllable purchases avoided 4.5 million metric tons of Scope 3 CO2	4570837	0	1255800000	<1 year

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes CO2e)	Annual monetary savings (unit currency - as specified in Q0.4)	Investment required (unit currency - as specified in Q0.4)	Payback period
	emissions for the company. (iii) This is a voluntary activity and (iv) is expected to continue into the near future (5 years). Additionally, Entergy purchases renewable energy credits (RECs) required by the State of Texas.				
Energy efficiency: Processes	The activities described here are in the same scope as Entergy's 3rd target, its Scope 1+2+3 voluntary emission stabilization goal. (i) In 2012 Entergy invested approximately $44 million in DSM programs creating 40 MWs and 159,000 MWHs of annual energy savings. Entergy currently has active DSM programs in Entergy Texas, Inc., Entergy Arkansas, Inc. and Entergy New Orleans, Inc. that include 32 DSM programs for all customer classes (residential, commercial and industrial). Entergy recovers its investment in EE/DSM projects on an annual basis through various rate mechanisms. Cost savings are realized by Entergy's customers. (ii) Emission reductions resulting from 2012 energy savings are estimated to have avoided 42,500 metric tons CO2. This activity can result in a reduction of Scope 1, 2 and 3 emissions for the company. (iii) This is a mandatory activity in AR, TX and New Orleans, but Entergy advocates for these activities in all jurisdictions. (iv) This activity is expected to continue both near and long term. (Estimated 1-10 years).	42500	0	44000000	<1 year
Transportation: fleet	The activities described here are in the same scope as Entergy's 3rd target, its Scope 1+2+3 voluntary emission stabilization goal (i) Entergy's utility operating companies operate a fleet of vehicles, resulting in GHG emissions. Since 2009, the Utility Operations group has set a goal to reduce vehicle emissions through various initiatives including mileage reduction, weight reduction and fleet turnover, including some hybrid vehicles. (ii) Emissions reductions during 2012 are estimated at 230 metric tons - these are direct, Scope 1 emission reductions. (iii) This is a voluntary activity and (iv) is expected to continue in the near term (5 years).	230	0		1-3 years
Other	The activities described here are in the same scope as Entergy's 3rd target, its Scope 1+2+3 voluntary emission stabilization goal (i) For the last decade, Entergy has invested in equipment upgrades, carbon sequestration projects and carbon offsets to lower CO2 emissions. An Environmental Initiatives Fund was created in 2001 to purchase high quality external offsets and help fund internal equipment upgrades such as neural network control systems to improve generation plant efficiency. (ii) Entergy invested approximately $32 million from 2001 to 2012 in these projects and has	9850000	0	32000000	4-10 years

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes CO2e)	Annual monetary savings (unit currency - as specified in Q0.4)	Investment required (unit currency - as specified in Q0.4)	Payback period
	established a portfolio of over 2.7 million metric tons of offsets (registered at www.americancarbonregistry.org). In 2012, Entergy funded a 3,000 acre bottomland hardwood reforestation project that will remove over 460,000 metric tons of CO2 from the atmosphere over the next 40 years. These investments can offset the company's Scope 1 emissions to help meet our voluntary commitment. (iii) This is a voluntary effort (iv) that we expect to continue through 2020.				

3.3c

What methods do you use to drive investment in emissions reduction activities?

Method	Comment
Compliance with regulatory requirements/standards	Compliance with permit limits, mandates for energy efficiency programs, preparation of mandatory/voluntary GHG emissions inventories and participation in voluntary carbon markets has driven investment in emission reduction activities.
Dedicated budget for energy efficiency	Entergy's Integrated Energy Management (IEM) group implements energy efficiency programs through the utility's regulated operating companies. These programs have a dedicated budget and result in both capacity and energy savings for Entergy. These programs result in energy/cost savings and environmental footprint reduction for our customers. Additionally, investments in generation portfolio management and individual facility efficiency improvements result in overall emission reductions for the company.
Dedicated budget for low carbon product R&D	Entergy participates in R&D programs through the Electric Power Research Institute (EPRI) dedicated to nuclear generation, emission reductions, sustainability and low carbon generation research.
Employee engagement	Entergy's employees are engaged through a variety of programs, including volunteerism, the Make an Impact program and the goal to engage 25% of the Utility's employees in environmental activities, initiatives and programs.
Financial optimization calculations	As with any legislative or regulatory proposal, Entergy engages in rigorous internal evaluations of carbon policy in order to optimize the company's decisions. These decisions include whether or not to conduct power uprates, acquisitions,

Method	Comment
	deactivations, power purchases and divestitures.
Internal price of carbon	Entergy maintains a projection on CO2 pricing. This internal cost and projection is used to evaluate business decisions such as whether or not to conduct power uprates, acquisitions, deactivations, power purchases and divestitures.
Internal finance mechanisms	Entergy's Environmental Initiative Fund remains at a funding level of approximately $1 million per year. This fund is primarily used to fund carbon offset projects in Entergy's utility service area and states in which we operate wholesale assets. It also funds efforts to facilitate economy-wide emission reductions through reforestation, sequestration and wetlands restoration.
Marginal abatement cost curve	Entergy has engaged third-party consultants to produce and evaluate marginal cost abatement curves both for climate change mitigation and adaptation measures.
Partnering with governments on technology development	Entergy believes that we must institute a large, government-led innovation effort that is directed toward basic research and funding demonstration projects. The only long-term solution to climate change is new technology. A government-led effort would jump-start innovation, provide financing until private funding becomes available and serve a great national purpose.

3.3d

If you do not have any emissions reduction initiatives, please explain why not

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/Hot Spring Purchase.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/ENO Energy Efficiency.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/2012_Entergy_Form_10K.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/Hinds Purchase.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/2012 System IRP Report - Final 02Oct2012.pdf

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/3.TargetsandInitiatives/2012_EAI_IRP_Filing_103112.pdf

Page: 4. Communication

4.1

Have you published information about your company's response to climate change and GHG emissions performance for this reporting year in places other than in your CDP response? If so, please attach the publication(s)

Publication	Page/Section reference	Attach the document
In mainstream financial reports (complete)	Pages 5,7,11,22,47	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation1/2012_Annual_Report.pdf
In mainstream financial reports (complete)	Pages 237, 262-264, 431	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation2/2012_Entergy_Form_10K.pdf
In voluntary communications (underway) – previous year attached	Pages 2,6,16,18,32-33,35-36,40-41,43,48,58	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation3/2011_sustainability_report.pdf
In voluntary communications (underway) – previous year attached	Pages 40,43,45,47,49,55	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation4/2011_Investor_Guide.pdf
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation5/Jeff Williams for Lamar Tech Conf 4-02-12.ppt
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation6/Jeff Williams for LSU Tech Conf final v1.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation7/Jeff Williams for Biloxi v3.ppt
In voluntary		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-

Publication	Page/Section reference	Attach the document
communications (complete)		4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation8/Jeff Williams for Avery Island[1].pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation9/Jeff Williams for Houma v3.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation10/Jeff Williams for Mobile v1.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation11/Jeff_Williams_for_Orange_Beach.ppt
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation12/Jeff Williams for New Orleans.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation13/Jeff Williams for Extreme Weather.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation14/Jeff Williams for DOE 012612.pdf
In voluntary communications (complete)		
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation16/Jeff Williams for CoP 051412.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation17/Jeff Williams for South Padre v2.ppt
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation18/Jeff Williams for RAE 102312.ppt
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation19/JeffWilliamsforNRDCWrkshp011112.pptx

Publication	Page/Section reference	Attach the document
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation20/Jeff Williams for CEG 062712[1].ppt
In voluntary communications (complete)		
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation22/JW for Landrieu 01.26.12.ppt
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation23/JWfor Tulane 061312.ppt
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation24/Bill Mohl for State of the Coast.pptx
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation25/JeffWilliamsforNRCanada.pdf
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation26/GLobe 2012.pdf
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation27/Fortune 2012.pdf
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation28/Sea Level Rise Summit – Panel 3 Talking Points.doc
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation29/EFECT 2012 Talk Points.pdf
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation30/E2S2.ppt
In voluntary communications		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation31/Building_a_Resilient_Gulf_Coast.pdf

Publication	Page/Section reference	Attach the document
(complete)		
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation32/091212-AWF-BRRCFinalReportEmailVerson.pdf
In voluntary communications (complete)		https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-4.1-C3-IdentifytAttachment/Investor-4.1-PublishedInformation33/Working to cope with climate change A guest column by J_ Wayne Leonard and Raymond C_ Offenheiser NOLA_com.mht

Module: Risks and Opportunities [Investor]

Page: 5. Climate Change Risks

5.1

Have you identified any climate change risks (current or future) that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Risks driven by changes in regulation
Risks driven by changes in physical climate parameters
Risks driven by changes in other climate-related developments

5.1a

Please describe your risks driven by changes in regulation

ID	Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
RR1	International agreements	Entergy may be affected by operational restrictions of fossil-fuel power plants and/or emissions control requirements as a result of International agreements that impact U.S. policy on climate change if ratified by Congress. This could result in additional restrictions on the operation of fossil-fuel power plants and or requirements to control emissions. This may require additional capital budget and/or incremental operating costs. Additionally, the potential for offset project development in other countries may limit the availability of inexpensive offsets in the U.S.	Increased operational cost	6-10 years	Direct	More likely than not	Medium-high
RR2	Air pollution limits	Entergy may be required to install best available control technology (BACT) for new and/or upgraded power generation facilities leading to increased capital costs. The USEPA currently is requiring a BACT analysis for new and/or upgraded power generation facilities and has proposed a new source performance standard for GHGs. This is based on the determination (and case law) that CO2 can be a regulated pollutant under the Clean Air Act. Improper sequencing of regulations and/or lack of comprehensive regulations (all pollutants) could lead to stranded investments for long-lived assets such as power generation plants.	Increased capital cost	Current	Direct	Virtually certain	High
RR3	Cap and trade schemes	A cap and trade scheme, even though unlikely in the next 5 years may result in increased operating costs to Entergy. Entergy believes that this type of scheme or a carbon fee/tax will be the ultimate outcome for controlling carbon in the U.S. Currently, Entergy is advocating an economy-wide carbon fee/tax at the federal level. A number of proposals have been considered by Congress and the Administration. One fee rising at a predictable rate over decades would motivate investment in the most promising solutions and reduce carbon emissions.	Increased operational cost	>10 years	Direct	More likely than not	Medium
RR4	Emission reporting obligations	In 2011, Entergy began reporting various categories of its GHG emissions under EPA's Mandatory GHG Reporting Rule, additional categories were added in 2012. These increased reporting programs increase the company's operational cost.	Increased operational cost	Current	Direct	Virtually certain	Low

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact
		Entergy has reported its GHG emissions voluntarily for the last ten years through various programs such as EPA Climate Leaders and through the American Carbon Registry (www.americancarbonregistry.org). Additionally, Entergy voluntarily commissions a third-party verification audit of its GHG inventory under ISO 14064.1-3.					
RR5	Fuel/energy taxes and regulations	Regulation of carbon emissions, either via a cap and trade scheme, carbon tax, fuel/energy/taxes, clean energy standard or the Clean Air Act will likely increase fuel costs and may impose restrictions on use of certain fuels. This essentially results in regulating certain fuels, which is likely already impacting fuel prices.	Increased operational cost	Current	Direct	Virtually certain	Medium
RR6	Product efficiency regulations and standards	Entergy may experience reduced demand for goods and services due to new product efficiency regulations and standards. While, Entergy already has active EE/DSM goals and targets for our utility business. this does reduce demand for electricity. Entergy does not advocate wasteful energy use by our customers. Entergy strongly advocates the efficient use of electricity and understands that this is a technology that can be deployed today to reduce GHG emissions. Additionally, Entergy is planning for increased demand due to new transportation technology such as electric vehicles.	Reduced demand for goods/services	Current	Indirect (Client)	Virtually certain	Low-medium
RR7	General environmental regulations, including planning	Regulatory uncertainty may result in sub-optimal investments that individually appear economically justified but when taken in the aggregate with other environmental compliance obligation may prove uneconomic, This could lead to increased operations costs due to a decrease in power plant heat rates, increases in variable costs for materials and waste disposal and / or decreased utilization. .Entergy undergoes an extensive resource planning exercise on a regular, periodic basis. This plan includes inputs on plant retirements, new builds, uprates and extensive environmental regulatory scenarios.	Increased operational cost	Current	Direct	Virtually certain	Low
RR8	Lack of	Entergy's generation portfolio is one of the cleanest in the	Reduced stock	Current	Direct	Virtually	Medium-

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact
	regulation	United States among large electric generators. The company is a strong advocate of regulation of carbon emissions through a cap and trade scheme or a carbon fee/tax (described in RR9). Because of this, Entergy stands to benefit from increased investor interest and market valuation in a carbon constrained economy. Continued uncertainty and lack of regulation of GHGs delays this benefit.	price (market valuation)			certain	high
RR9	Carbon taxes	If adopted, an economy-wide carbon tax would increase Entergy's operating costs and the energy prices for all consumers. Entergy currently advocates a carbon fee or tax as a simple way to put a price on carbon emissions.	Increased operational cost	1-5 years	Direct	Likely	Medium-high

5.1b

Please describe (i) the potential financial implications of the risk before taking action; (ii) the methods you are using to manage this risk and (iii) the costs associated with these actions

RR1, RR2, RR3, RR5 and RR9 - (i) The financial implications depend on the ultimate regulatory framework/policy that is adopted, its timeline and the restrictions imposed. For example, the recent EPA GHG new source performance standards (NSPS) proposal provides an example of a regulatory proposal that may increase costs associated with new generation sources. In its regulatory impact analysis for this rule, EPA estimates the incremental compliance costs to be $0 to negligible for new CCGT units. However, an economy-wide cap and trade program or carbon tax would add cost to every unit of fossil energy sold. Entergy's integrated resource plan evaluates the financial implications of various scenarios: one scenario assumes a start date of 2018 for placing a price on CO2 emissions with an emissions allowance price of $25.41/U.S. ton and with a 2012-2031 levelized cost in 2011$s of $16.65/U.S. ton. Financial implications of a scenario of green growth, high gas price with a 2018 start for cap and trade results in $23.7 billion net present value of revenue required in excess of a reference gas case with no CO2 costs. ii) The methods that Entergy uses to manage this risk includes integrated resource planning (IRP), portfolio management, nuclear uprates/maintaining the nuclear option, the voluntary GHG stabilization commitments the company has made over the last decade and hedging techniques to mitigate market risks. Activities in 2012 include the updating the IRP, purchases of 1,070 MW of highly efficient natural gas fired CCGT plants in Arkansas and Mississippi, and completion of a 178 MW capacity up-rate at Grand Gulf Nuclear Station. Also, construction began on the 550 MW Nine Mile 6 CCGT unit in 2012 that is estimated to cost approximately $721 million to complete. Cumulatively, this is allowing Entergy to reduce utilization and in some cases deactivate older, less efficient legacy gas/oil fired steam electric units. These methods/activities reduce both the likelihood and magnitude of the risk occurring 2014-2031 by informing Entergy's planning, rate negotiation process and pace of electric generation portfolio management. (iii) Costs include staff time to conduct the IRP process, $0 incremental annual cost in

2012; capital costs of $459 million to purchase natural gas CCGT generation facilities in Arkansas and Mississippi, $874 million to complete the capacity up-rate at Grand Gulf, and Entergy's Environmental Initiatives Fund ($32 million+ over the last decade) to invest in efficiency improvements and high-quality offset projects.
RR4 - (i) The financial implications of increased and mandatory reporting are expected to be $0 to minimal in the near term because existing staff and budgets will handle this reporting. However in the longer-term (>5 yrs) additional resporting requirements may result in the need for an additional FTE, $75k/year
(ii) The methods that Entergy is using to manage this risk include voluntary GHG reporting for over a decade, a commitment to continuous improvement of our GHG inventory, and conducting independent assurance. In 2012, activities included third party verification of Scope 1+2+3 emissions, and reporting to the American Carbon Registry. These methods/activities reduce the likelihood and magnitude of the risk now and into the mid-term by providing the company assurance that its GHG data is accurate for compliance and planning purposes. Entergy's early action on GHG accounting and reporting has minimized the incremental costs associated with additional reporting requirements - in many cases, the same data can be used for multiple reports as required. (iii) The costs associated with these activities: Entergy spends ~ $50-$100 k on emissions verification annually, and 0.5 FTE, ~$75k /yr. Incremental costs are expected to be $0 to minimal near term (0-3 years)
RR6 - (i) The financial implications include loss of revenue due to decreased electricity sales associated with demand side management (DSM) programs; Entergy's Integrated Resource Plan forecast a High DSM scenario where the company's NPV of revenue requirements in excess of the lowest cost scenario outcome is $8.54 billion (2012). The High DSM case assumes reduced electric generation requirements of ~100-900Mw per year over 2014-2031; Entergy's Utility sales for electricity totalled $7.8 billion on 110,204 GWh billed electric energy sales in 2012 (all customer classes and sales for resale). (ii) The method that Entergy uses to manage this risk is utilization of Integrated Resource Planning planning for the level and timing of customers' energy use over long term planning horizons. Entergy also works with the utility commissions on alternative cost recovery mechanisms for energy efficiency/demand side management (EE/DSM) activities and advocates for similar EE/DSM programs in the other states that we serve. These methods reduce both the likelihood and magnitude of this risk 2014-2031 by integrating various resource scenarios into Entergy's long term financial planning process. In 2012, activities included implementation of DSM programs with appropriate cost recovery mechanisms.: Entergy offered various products and/or services to help customers use electricity more efficiently. Known broadly as demand side management or energy efficiency programs, these efforts focus on efficient use of electricity through a host of outreach programs, low-income assistance initiatives and grant offerings. Reducing energy consumption eliminates emissions associated with electric generation, reduces the amount of new generation that needs to be built to meet the growth in demand and has the added benefit of reducing customer's electric bills helping all customers, but is especially important for our low income customers. Entergy currently has active DSM programs in Texas, Arkansas and New Orleans that include 32 DSM programs for all customer classes (residential, commercial and industrial). (iii) The cost of producing IRP is estimated to be $100 - 200k per year; there is no incremental annual cost, $0, in negotiating DSM lost revenue mechanisms. A total of $120 million was invested over the period of 2002-2012 to create a total of 185 MWs and 530,000 MWHs of DSM energy savings. In 2012 alone approximately $44 million capital was invested in DSM programs creating 40 MWs and 159,000 MWHs of annual energy savings.

RR7 RR8 - (i) The financial implications of these risks depends highly on the regulatory framework adopted. Entergy undergoes an extensive integrated resource planning exercise on a regular, periodic basis. This plan includes inputs on plant retirements, new builds, uprates and extensive environmental regulatory scenarios. Uncertainties regarding all environmental regulations, including GHG emissions, create uncertainty in Entergy's resource planning. In Entergy's 2012 System IRP the financial implications of a scenario of green growth, high gas price with a 2018 start for cap and trade results in $23.7 billion net present value of revenue required in excess of a scenario with reference gas prices with no CO2 costs . The time horizon for this planning is 30+ years - uncertainty regarding any government policy or regulation causes uncertainty in our modelling, makes identifying the optimal investment strategy more risky. (ii) The methods that Entergy uses to manage this risk include: electric generation portfolio management towards cleaner, lower-emitting facilities and continuous monitoring of the regulatory environment. Entergy's generation portfolio is one of the cleanest in the United States among large electric generators. In 2012, activities included continued advocacy for regulatory certainty, preferring regulation of carbon emissions through a cap and trade scheme (described in RR3) or a carbon fee/tax (described in RR9). (iii) Existing staff perform regulatory monitoring and advocacy at $0 additional cost per year; capital costs of $459 million to purchase natural gas CCGT generation facilities in Arkansas and Mississippi. These methods/activities reduce both the likelihood and magnitude of the risk occurring by informing Entergy's planning, rate negotiation process and pace of electric generation portfolio management. Because of this, Entergy stands to benefit from increased investor interest and market valuation in a carbon constrained economy. Continued uncertainty and lack of regulation of GHGs delays this benefit.

5.1c

Please describe your risks that are driven by change in physical climate parameters

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
PR1	Sea level rise	Entergy facilities and its customers could be inundated with sea level rise resulting in increased operational and capital cost due to infrastructure damage, loss of sales during power outages and loss of economic productivity to Entergy's customer base. .Entergy and its customers are already dealing with potential impacts of climate change from sea level rise and flooding. These factors, in conjunction with coastal erosion and subsidence already are impacting Southeast Texas and South Louisiana.	Increased operational cost	Current	Direct	Very likely	High
PR2	Tropical cyclones (hurricanes and typhoons)	Entergy could experience infrastructure damage and loss of sales during power outages associated with hurricanes.. In recent years, hurricanes Katrina, Rita, Gustav and Ike have provided a glimpse into what increased frequency and severity of tropical cyclones will be like under some of the climate change scenario predictions.	Increased operational cost	Current	Direct	More likely than not	High
PR3	Induced changes in natural resources	Entergy could experience lost sales revenue as a result of decreased economic productivity from loss of coastal wetlands and the ecosystem services these wetlands provide. Louisiana's coastline is being impacted today by coastal erosion, sea level rise and subsidence. These factors are impacting Entergy's customers and in some cases, Entergy's assets.	Increased operational cost	Current	Direct	Very likely	Medium-high
PR4	Change in precipitation extremes and droughts	Changes to precipitation extremes and droughts are a potential risk to Entergy because of our need for cooling water to produce electricity and discharge permit limits tied to river flows or levels. Changes to precipitation patterns can impact where cooling water is available and can impact our ability to operate due to flooding events.	Increased operational cost	1-5 years	Direct	More likely than not	Medium-high

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
PR5	Uncertainty of physical risks	Uncertainty regarding physical risks creates uncertainty in Entergy's resource planning. As the region adapts to climate risk, population density and location will shift, impacting Entergy's resource planning. The time horizon for this planning is 30+ years - uncertainty regarding population density and location causes uncertainty in our modelling.	Increased operational cost	6-10 years	Direct	More likely than not	Medium-high
PR6	Change in temperature extremes	Changes in temperature extremes result in variances in Entergy's electricity sales. Billed electricity usage decreases in periods of warmer weather while ice storms can cause severe damage to Entergy's transmission and distribution infrastructure.	Increased operational cost	Current	Direct	More likely than not	Medium

5.1d

Please describe (i) the potential financial implications of the risk before taking action; (ii) the methods you are using to manage this risk; and (iii) the costs associated with these actions

PR1, PR2, PR3 and PR4 - (i) The financial implications of these risks include infrastructure damage and loss of sales, and possibly customers, due to extreme weather resulting from and worsened by these physical factors. It is plausible that the financial implication may be similar to those experienced in the past ~$370 - $1.5 billion and in 2012. As an example, Entergy suffered approximately $1.5 billion in restoration costs as a result of Hurricanes Katrina and Rita in 2005. In 2012, Hurricane Isaac caused extensive damage to portions of Entergy's Louisiana service territory including its distribution infrastructure and loss of sales during power outages. Restoration costs are estimated at ~$370 million. In addition, Entergy funded with the America's WETLAND Foundation a $4.2 million Gulf Coast Adaptation Study that shows communities along the Gulf Coast could suffer nearly $700 billion in economic losses ($350 billion direct, $350 billion indirect) over the next 20 years due to growing environmental risks. The livelihoods of 12 million people living near the coast, the sustainability of rich natural resources that support $634 billion in annual GDP, and the security of residential, commercial and industrial assets valued at more than $2 trillion are increasingly vulnerable to storm surge, flooding, wind damage, and the effects of sea level rise.(ii) The methods that Entergy uses to manage risks include storm hardening of facilities, technical conferences with customers to build greater resilience, Blue Ribbon Resilient Community Leadership Forums (BRRC), property insurance, use of securitization bonds to recover restoration costs, establishment of reserve funds, regulatory recovery mechanisms, investment in emergency preparedness, and research into adaptation. Entergy has studied scenarios of future climate change to better understand the challenges and identify cost effective ways to avoid loss and has reached out to our communities to identify cooperative actions to build resilience. These methods reduce the likelihood and magnitude of the risks now and into the longer term, >10 years through hardened facilities, preparedness, and financial mechanisms the aim to cover damage costs. Activities Entergy initiated in 2012 included conducting two Technical Conferences with customers where Entergy discussed with stakeholders highly cost effective measures to avoid losses from wind damage, floods and storm surge. In 2011 and 2012 Entergy and America's WETLAND Foundation engaged 1,100 stakeholders in eleven different Gulf Coast communities in a dialogue on the region's vulnerability to future scenarios of climate change in Blue Ribbon Resilient Community Leadership Forums. Cost effective investments to build greater resilience to these hazards were discussed and a course of for cooperative action put in place. See attached overall summary of the BRRC effort and an example of the meeting outcome summary (Biloxi, MS - more available at www.futureofthegulfcoast.org); (iii) Costs associated with the above actions is primarily in staff time, an estimated 5 FTEs, $375 k/yr. Entergy funded the $4.2 million Gulf Coast Adaptation Study and in 2012 contributed $200,000 to America's Wetland Foundation to conduct 11 BRRC Leadership Forums. During 2012, Entergy discussed with customers at two Technical Conferences the benefits of an additional $321 million in Transmission & Distribution hardening over the next 10 years. This is above the T&D hardening that has been accomplished since 2007. Independent economists estimated that the when considering how business interruption losses affect the economy, the benefit to cost ratio for this investment was 5 to 1 or greater. Entergy's costs associated with Hurricane Isaac response was $370 million. Entergy's combined costs to restore service after Hurricanes Katrina and Rita in 2005, Gustav and Ike in 2008 and Isaac in 2012 was $3.2 billion. However, combined losses to Gulf Coast communities from these five recent hurricanes were approximately $175 billion. In the near term, we have attractive, cost-effective actions that can increase resiliency, assist the growth of our economy and restore our environment. Examples include improved building codes, wetland restoration and stronger levee systems and hardened utility T&D systems in at risk areas. The Gulf Coast Adaptation Study Entergy funded has identified $49 billion in investments over the next 20 years that will cost-effectively avert $137 billion in losses over the lifetime of the measures.

PR5 - (i) Entergy undergoes an extensive resource planning exercise on a regular, periodic basis. This plan includes inputs on plant retirements, new builds, uprates and resource requirement scenarios. Uncertainty regarding population density, growth and location create uncertainty in Entergy's resource planning. The time horizon for this planning is 30+ years - uncertainty regarding these factors causes uncertainty in our modelling, making the financial implications difficult to quantify. (ii) Key uncertainties regarding physical risks include the ultimate impact of climate change, the cost and effectiveness of mitigation/adaptation measures and the ability to gain alignment and overcome obstacles. Entergy is addressing these uncertainty factors through meaningful stakeholder engagement - this will help us move closer toward consensus on the need for action and alignment on the measures to employ. (iii) In the near term, we have attractive, cost-effective actions that can increase resiliency, assist the growth of our economy and restore our environment. Examples include improved building codes, wetland restoration and stronger levee systems. The Gulf Coast Adaptation Study has identified $49 billion in investments over the next 20 years that will cost-effectively avert $137 billion in losses over the lifetime of the measures.

PR6 – (i) Changes in temperature extremes and weather result in variances in Entergy's electricity sales and changes in peak demand. Billed electricity usage increases in periods of extreme warm weather, decrease in periods of milder weather, while ice storms can cause severe damage to Entergy's transmission and distribution infrastructure. It is plausible that financial implications are similar to those experienced in 2012- ~$50 - $80 million. Entergy experienced a decrease in net revenue in 2012 compared to 2011 of $80 million due to the effect of milder weather on sales volumes. In 2012, Entergy Arkansas experienced significant damage estimated ~$55-65 million to its infrastructure associated with an ice storm. The increase in extreme heat drives up demand for air conditioning load and the peak generating capacity needed to reliably meet that load and provides a disproportionably large impact on low income families where the cost of energy makes up a large portion of their household income. We estimate as many as 25% of our 2.4 million residential customers are at or near poverty levels. (ii) The methods that Entergy uses to manage these risks include Integrated Resource Plans, investments in energy efficiency and demand side management, rate, investment in Low Income Customer Assistance, cost-recovery mechanisms with Public Service Commissions, insurance policies, and emergency preparedness; these methods reduce the likelihood and magnitude of risks now and into the longer term, >10 years. Activities in 2012 included adding 2,080 MW of new generating capacity to meet future demand, completion of the Entergy System Integrated Resource Plan that forecasts optimal resource needs out through 2031, investing in energy efficiency programs that resulted in 40 MW of demand reduction and 159,000 MWhs of energy savings; Entergy helped weatherize ,000 low income homes and distributed 1,500 weatherization kits; raised $2.7 million in Power to Care Funds and distributed those funds to low-income customers to help them pay their energy bills; advocated for federally funded Low Income Home Energy Assistance Program (LIHEAP) grants to assist customers in need. (iii) The costs of these methods are $1.3 billion capital cost in new capacity, $44 million for energy efficiency, $2.7 million in Power to Care Funds, $100 -200 thousand for Integrated Resource Plans, costs for low income advocacy, emergency planning and managing restoration are embedded in many existing departments, including working with PSCs on restoration funding.

5.1e

Please describe your risks that are driven by changes in other climate-related developments

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact
OR1	Reputation	Entergy's may experience a negative perception by its customers and suppliers around its carbon performance and/or ability to provide reliable service in the face of extreme weather events.	Reduced stock price (market valuation)	Current	Direct	Very likely	Medium
OR2	Induced changes in human and cultural environment	Entergy's customers may migrate out of the region due in part to physical climate impacts resulting in reduced revenue from loss of electricity sales. Changes to the coastline of Louisiana and Texas will cause changes in the rich cultural resources of the area. The Acadian French, Native American and other cultures in South Louisiana are at risk and are already being impacted by coastal erosion, subsidence and sea level rise.	Wider social disadvantages	Current	Indirect (Client)	Very likely	Medium
OR3	Fluctuating socio-economic conditions	Entergy's customers may experience negative changes in social and economic prosperity on a regional scale in response to regulatory or physical climate impacts, these negative changes that may result in a loss of revenue to Entergy due to lower electricity sales. Many of the coastal communities that we serve depend the productivity of local environments, such as fisheries, for their economic livelihood – the productivity of these resources may be affected by climate change. In addition, all four states served by the Entergy utility operating companies rank among the top 10 states with the highest poverty rates. Roughly 25 percent of Entergy's 2.4 million residential customers require government assistance to meet their basic daily needs. In addition, the suffering and devastation in the Gulf Coast region following recent hurricanes was disproportionately felt by low-income individuals and families. The predicted impacts of climate change, including potential increases in the cost of electricity, impact to local environments will have the most impact on these same individuals and families. One	Wider social disadvantages	1-5 years	Indirect (Client)	More likely than not	Medium

ID	Risk driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact
		of our guiding principles regarding the needed response to climate change is to build in permanent low-income protection similar to the earned income tax credit or other rebate. In addition, the company advocates for continued provision of low income home energy assistance programs.					
OR4	Increasing humanitarian demands	Entergy's customers are being affected by physical climate impacts and these may increase in the future leading to increased humanitarian demands on the company. Unless low-lying coastal areas begin to adapt to changes already occurring along the Gulf Coast, increased frequency of extreme precipitation, heat events and tropical cyclones will result in increased humanitarian demands.	Wider social disadvantages	1-5 years	Indirect (Client)	More likely than not	Medium

5.1f

Please describe (i) the potential financial implications of the risk before taking action; (ii) the methods you are using to manage this risk; (iii) the costs associated with these actions

OR1 - (i) Financial implications of this risk include loss of goodwill and negative publicity. Both of these factors can result in an impact on the company's stock price and overall valuation. Entergy has long been recognized as being a good corporate citizen. Entergy's success is linked inextricably to the success of the communities it serves. We live and work in the communities we serve; therefore, the company's reputation is an important asset. (ii) One of the company's long-term aspirations is to contribute to a society that is healthy, educated and productive. Toward that end, Entergy's position includes the concept of a portion of the revenue generated from a carbon fee being used to address the regressive effects of a carbon tax on low- and moderate-income households. Any legislation dealing with carbon control must address the regressive nature of the costs. (iii) Since Entergy's success depends on our customers using our product efficiently and being able to pay their electric bill, the costs associated with low-income programs are recovered - both in revenue and in the long term success and sustainability of the economy as a whole.

OR2, OR3 and OR4 - (i) Potential financial implications of these risks may come in the form of lost revenue from lower electricity sales, potential loss of customers, and possible increased financial assistance to low-income customers. It is plausible that the financial implication may be similar to those experienced in 2005 with loss of revenue and number of customers due to Hurricanes Katrina and Rita; approximately 40,000 – 60,000 customers with associated annual revenues in the range of ~$30-60 million. Documented impacts of Hurricanes Katrina and Rita include the following. The temporary power outages associated with the hurricanes caused Entergy Louisiana's and Entergy New Orleans' sales volumes to be lower than normal; the number of customers as of December, 2005 compared to December, 2004 decreased by 44,000 at Entergy Louisiana and by 20,000 and 15,000 for electric and gas, respectively, at Entergy New Orleans . Entergy

Louisiana estimated lost revenues in 2006 caused by the hurricanes to be approximately $39 million; Entergy New Orleans experienced a revenue variance of -$59 million due to a decrease in electricity usage. Because of the effects of Hurricane Katrina, in 2005, Entergy New Orleans filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Louisiana seeking reorganization relief (see 2005 Sustainability Report and Inside Entergy - Our Finest Hour). In addition, the Gulf Coast Adaptation Study identified average annual storm related business interruption losses today of ~$700 million for businesses Entergy serves with those losses potentially growing to $1,400 million by 2030. (ii) Entergy is managing this risk by actively advocating for action at the federal, state and local level to limit GHG emissions economy-wide in a way that also provides protection for low-income individuals and for continued support for LIHEAP. The company is partnering with communities on economic development, supporting multiple lines of defence investments including wetlands restoration, barrier island restoration and levees for greater resilience, collaborating with our customers to learn how to prioritize our infrastructure investments in ways that align with the actions they are taking, partnering with communities and customers to build resilient communities and supporting charitable organizations. These methods may reduce the likelihood and magnitude of the risk occurring now and in the longer term, >10 years. In 2012, activities included government advocacy to gain passage of the RESTORE Act that will provide funding to Louisiana for coastal wetlands restoration, continued work with the America's WETLAND foundation to help raise awareness and build support for policies to protect the Gulf Coast against a changing environment; initiated two Technical Conferences with our customers to help prioritize T&D hardening investments to reduce business interruption losses; partnered in 86 economic development projects that led to $4 billion in capital investment and creating 9,394 jobs in our utility service area economic development projects with officials in Arkansas, Louisiana, Mississippi and Texas resulting in community investment and job creation; facilitating increased government assistance for low-income customer assistance. (iii) Costs associated with these actions include the time and effort from various personnel within Entergy, $0 incremental cost; a $200,000 grant to America's WETLAND foundation; $355,000 in donations Hurricane Isaac relief efforts in Louisiana; 28% of corporate philanthropy contribution focused on community and economic development ($4.5 million), and $2.7 million for low income home energy assistance program. In total Entergy and its charitable foundation donated more than $16.5 million in 2012 to nonprofit groups that are helping rebuild the physical, intellectual and cultural resources in the communities where we operate. Additionally, Entergy supports and advocates low-income programs focused on efficient use of energy.

5.1g

Please explain why you do not consider your company to be exposed to risks driven by changes in regulation that have the potential to generate a substantive change in your business operations, revenue or expenditure

5.1h

Please explain why you do not consider your company to be exposed to risks driven by physical climate parameters that have the potential to generate a substantive change in your business operations, revenue or expenditure

5.1i

Please explain why you do not consider your company to be exposed to risks driven by changes in other climate-related developments that have the potential to generate a substantive change in your business operations, revenue or expenditure

Further Information

In 2013 Entergy is collaborating with the World Business Council for Sustainable Development (WBCSD) and is a lead author on a report on Adaptation and Climate Resilience in the Power Sector that will identify best practices and discuss the cost benefits for a number of resilience investments.

Entergy also manages regulatory risk by active participation in trade groups that closely follow the development of new regulatory proceedings, including the Clean Energy Group, the Edison Electric Institute, and the Center for Climate and Energy Solutions. Participation in these groups and Entergy's individual assessment of regulatory programs has, over the years, resulted in Entergy's active participation in lobbying and litigation designed to support regulatory mechanisms the Company believes are worthwhile and to oppose regulatory mechanism that would unduly harm the Company without corresponding benefits to the environment or Entergy's customers.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Hinds Purchase.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/091212-AWF-BRRCFinalReportEmailVerson.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Building_a_Resilient_Gulf_Coast.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/2005 sustainability_report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Inside Entergy - Our Finest Hour.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Perryman Impact of Asset Hardening 3_29_2012 (2).pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/2012_Entergy_Form_10K.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Texas Coastal Resilience Technical Forum.mht

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Hot Spring Purchase.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Ninemile 6.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/Gulf Coast Adaptation Study Final report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/2012 System IRP Report - Final 02Oct2012.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/2012_Annual_Report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/2012 IRP Filing as filed 10-31-12 EAI.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/5.ClimateChangeRisks/DOE Hurricane Issac Recovery.mht

Page: 6. Climate Change Opportunities

6.1

Have you identified any climate change opportunities (current or future) that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Opportunities driven by changes in regulation
Opportunities driven by changes in physical climate parameters
Opportunities driven by changes in other climate-related developments

6.1a

Please describe your opportunities that are driven by changes in regulation

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
RO1	International agreements	International agreements may hasten US policy on climate change, if ratified by Congress, and carbon regulation may benefit Entergy by driving demand	Increased demand for existing products/services	Current	Direct	Likely	Medium-high

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		for lower-carbon energy. Compared to the top 100 largest utilities in the US, Entergy ranks in top quartile for lowest CO2 emission rates for all generating sources, therefore the company may have a competitive advantage under any regulatory scenario that places a price on carbon or results in CO2 emission limits. Entergy has long advocated for action on climate change, so any international action on this front will increase pressure for the US to take action. take action.					
RO2	Air pollution limits	Entergy's recent investments in CCGT and nuclear uprates result in top quartile, low CO2 emission rates (compared to the largest 100 electric generators in the US), therefore the company may have an advantage as the the USEPA currently is requiring analysis of the best available control technology (BACT) for new and/or upgraded power generation facilities. Additionally, EPA has proposed a new source performance standard for new power plants of 1000 pounds CO2 per MWh. EPA has indicated it will propose GHG New Source Performance Standards for existing units. All of these actions are based on the determination (and case law) that CO2 can be a regulated pollutant under the Clean Air Act. While Entergy has long advocated for action on climate change, regulation of carbon dioxide through the Clean Air Act is not the most efficient method.	Increased stock price (market valuation)	Current	Direct	Very likely	Medium-high
RO3	Cap and trade schemes	Entergy's electric generation portfolio management strategy anticipated carbon regulation. The company now only operates clean CCGT or non-CO2 emitting nuclear generation in the US states currently operating under the RGGI cap and trade scheme. In the Northeast U.S. an economic incentive for low or non-emitting generation tends to make these assets more profitable. Five of our six plants in this region will not require CO2 emission allowances, and our	Increased stock price (market valuation)	Current	Direct	Unlikely	Medium-high

ID	Opportunity driver	Description	Potential Impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact
		natural gas CCGT plant is low-emitting when compared to the national average. Even though a national cap and trade system is now unlikely in the US in the next five years, Entergy believes that either this type of scheme or a carbon tax will be the ultimate and most economically efficient mechanism for controlling carbon in the US.					
RO4	Product efficiency regulations and standards	Entergy earns a financial incentive for achieving its energy efficiency / demand side management (EE/DSM) goals and targets for our utility business in Texas, Arkansas and New Orleans while we advocate for similar programs in Louisiana and Mississippi. The Public Service Commissions in Texas and Arkansas and allow recovery of DSM and EE investments. While this does reduce demand for electricity (thereby reducing revenue), Entergy is building capacity to operate profitably in an economy where energy efficiency may become mainstream and may benefit commercially by offering energy efficiency services to residential, industrial or commercial markets. In addition, DSM and EE programs allow Entergy to avoid or defer investments in new capacity to meet customer demand and are part of the company's Integrated Resource Plans. Entergy does not advocate wasteful use of energy by our customers. Entergy strongly advocates the efficient use of electricity and understands that this is a technology that can be cost effectively deployed today to reduce GHG emissions economy-wide.	New products/business services	Current	Direct	Virtually certain	Medium-high
RO5	Voluntary agreements	Entergy has voluntarily committed to reduce its GHG emissions for the last decade resulting in the company being positioned in the top quartile of low CO2 emission rates among the largest 100 electric utilities in the US. The know-how developed from this achievement. can be used to develop tools, products and services that will help the business	Increased stock price (market valuation)	Current	Direct	Very likely	Medium-high

ID	Opportunity driver	Description	Potential Impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of Impact
		and our customers reduce emissions even further. Entergy beat our first commitment (stabilize at 2000 levels through 2005) by 23% and bettered our second commitment (stabilize at 20% below 2000 levels, including controllable purchased power) by 3%, both on a cumulative basis. After successful completion of these commitments, Entergy announced a third voluntary CO2 commitment - stabilization at 20% below year 2000 levels through 2020, taking into account all three commitment periods.					
RO6	Carbon taxes	Entergy ranks in top quartile for lowest CO2 emission rates for all generating sources, therefore the company may have a competitive advantage under any regulatory scenario that places a price on carbon. Currently, Entergy is advocating an economy-wide carbon fee/tax at the federal level. One fee rising at a predictable rate over decades would motivate investment in the most promising solutions and reduce carbon emissions.	Increased stock price (market valuation)	Current	Direct	About as likely as not	Medium-high
RO7	Other regulatory drivers	Entergy's customers are exposed to less risk from higher energy costs because of Entergy's lower exposure to a price on carbon. Additionally, other EPA rules may reduce GHGs as an indirect co-benefit. Entergy's generation portfolio is one of the cleanest in the United States among large electric generators. The company is a strong advocate of regulation of carbon emissions through either a carbon fee/tax, or a cap and trade scheme. Because of this, Entergy stands to benefit from increased investor interest and market valuation in a carbon constrained economy.	Increased stock price (market valuation)	Current	Direct	Very likely	Medium-high

6.1b

Please describe (i) the potential financial implications of the opportunity; (ii) the methods you are using to manage this opportunity and (iii) the costs associated with these actions

RO1, RO2, RO3, RO5, RO6 and RO7 - (i) Entergy is well positioned to adapt to a carbon constrained economy due to investments in a low-emitting generation fleet and significant early action to reduce emissions. Entergy's investment in combined cycle gas turbine (CCGT) generation and nuclear uprates over the last decade has resulted in a 25% reduction in CO2 emissions and a 41% reduction in CO2 emission rates. The company's CO2 intensity is .59 lbs CO2/kWh, ~47% lower than the national average of 1.26 lbs CO2/kwh (2011). The potential financial impact of these technology choices in a scenario when a price on CO2 starts in 2018 at $25.41/U.S. ton (2012-2031 levelized cost in 2011$s of $16.65/U.S. ton) would be in the range of ~$500 mm/yr. in CO2 costs/yr (~ 47% lower) vs the national average estimated at ~ $850 mm/yr. for a generation fleet of the same size. Entergy views climate change as a challenge that needs to be engaged - the rewards will be bestowed both on future generations and upon those companies that show leadership and innovation in helping make the transition to a clean energy economy.

(ii) The methods that Entergy uses to manage these opportunities includes developing an integrated resource plan, electric generation portfolio management, and voluntary reduction of GHG emissions. The activities Entergy used to manage these opportunities in 2012 included development of a 2012 integrated resource plan, investments in CCGT technology and nuclear uprates resulting in a cleaner generation portfolio, and implementation of projects to reduce GHG emissions and create offsets. These methods affect the likelihood and magnitude of the opportunity now and into the longer term, >5 years.
Entergy's current focus is on the United States; however, international action on climate change, air pollution limits, carbon taxes and cap & trade schemes will hasten action, recognize early action by leaders such as Entergy and create markets through which Entergy can leverage our position. Entergy is moving on these opportunities now and has a portfolio of nearly 4 million tons of carbon offsets.

(iii) The costs of producing an annual updated integrated resource plan is in the range of $100 - $200 thousand; capital costs of $459 million to purchase natural gas CCGT generation facilities in Arkansas and Mississippi, $874 million to complete the capacity up-rate at Grand Gulf, and Entergy's Environmental Initiatives Fund ($32 million+ over the last decade) to invest in efficiency improvements and high-quality offset projects. Entergy has invested nearly $32 million from our Environmental Initiatives Fund over the last twelve years on existing generation fleet efficiency improvements and high-quality emission offset projects. This funding is above and beyond other spending on efficiency improvements and maintenance.

RO4 - (i) Entergy's business units are eligible for financial incentives for meeting the goals related to achieving energy efficiency/demand side management (EE/DSM) programs based on the net benefits achieved; incentives range from $1 - $2 million per year. For example, in Texas, Entergy earned a bonus of $1.4 million for meeting certain goals and passing several financial tests. Similar financial incentive programs exist in Arkansas and New Orleans. Entergy does not advocate wasteful use of energy by our customers and recognizes the payback associated with EE/DSM programs.

(ii) The methods that Entergy uses to manage these opportunities include offering various EE/DSM programs, products and/or services to help customers use electricity more efficiently and negotiation of lost revenue mechanisms with its regulators. The activities that Entergy used in 2012 were negotiation of lost revenue mechanisms with regulators in Texas, Arkansas and New Orleans, and implementing demand side management or energy efficiency programs in those areas, these efforts included focusing on efficient use of electricity through a host of outreach programs, low-income assistance initiatives and even grant offerings. Reducing energy consumption eliminates emissions associated with electric generation, reduces the amount of new generation that needs to be built to meet the growth in demand and has the added benefit of reducing customer's electric bills helping all customers, but is especially important for our low income customers. These methods affect the likelihood and magnitude of the opportunity now and into the longer term, >5 years.

(iii) Existing Entergy staff negotiates lost revenue mechanisms and implements EE/DSM programs at ~$0 additional cost. Entergy currently has active DSM programs in Entergy Texas, Inc., Entergy Arkansas, Inc. and Entergy New Orleans, Inc. that include 32 DSM programs for all customer classes (residential, commercial and industrial). A total of $120 million was invested over the period of 2002-2012 to create a total of 237 MWs and 563,500 MWHs of energy savings. In 2012 alone approximately $44 million was invested in DSM programs creating 40 MWs and 159,000 MWHs of annual energy savings. Entergy estimates that this reduction in MWh during 2012 avoided approximately 42,500metric tons of CO2.

6.1c

Please describe the opportunities that are driven by changes in physical climate parameters

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
PO1	Other physical climate opportunities	Adaptation Investments - Entergy, its customers and the Gulf Coast economy stand to benefit from investments in needed infrastructure improvements to build more resilient communities, reduce losses from floods, storm surge and hurricanes and sustain the economic viability of our customer base. A large portion of Entergy's customer base and the majority of its utility infrastructure are in the Gulf Coast region. Coastal Louisiana suffers one of the fastest rates of wetland loss in the world, with restoration costs estimated in the tens to hundreds of billions of dollars. In such a rapidly changing physical environment, industries and communities must be resilient to survive.	Wider social benefits	Current	Direct	Very likely	Medium-high
PO2	Induced changes in natural resources	Entergy may benefit from the commercialization of carbon offset opportunities for deltaic wetland restoration, this CO2 sequestration opportunities from wetland restoration activity will help protect Entergy facilities and its customer base in the Gulf of Mexico area from the effects of floods, storm surges and hurricanes.	Wider social benefits	Current	Direct	Very likely	Medium
PO3	Change in mean (average) temperature	Entergy may increase its electricity sales, and its revenue, due to an increase in mean temperature. The company's utility business is located in the southern portion of the US, an area prone to warm weather. Changes in mean temperature and changes to severe weather patterns are predicted impacts of climate change. Weather patterns and temperature have a direct impact on electricity usage due to	Increased demand for existing products/services	Current	Direct	Likely	Medium

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
		increased use of air conditioning.					

6.1d

Please describe (i) the potential financial implications of the opportunity; (ii) the methods you are using to manage this opportunity and (iii) the costs associated with these actions

PO1 and PO2 - (i) Entergy has the opportunity to protect its physical infrastructure along the U.S. Gulf Coast, valued at $74 billion; and protect its customer base in that area of 2.8 million customers through proactive adaptation steps. Coastal protection through adaptation may prevent damage to facilities and loss of revenue due to loss of electricity sales. It is plausible that the financial implication may be similar, $370 million to $1.5 billion, to preventing losses experienced in the past and in 2012. As an example, Entergy suffered approximately $1.5 billion in restoration costs as a result of Hurricanes Katrina and Rita in 2005. In 2012, Hurricane Isaac caused extensive damage to portions of Entergy's Louisiana service territory including its distribution infrastructure and loss of sales during power outages. Restoration costs are estimated at ~$370 million.

The U.S. Gulf Coast faces increased risks from floods, storm surge and hurricanes. Gulf Coast communities are today experiencing $14 billion in average annual losses. We project this will increase to $19 billion by 2030 without any change in the climate. With climate change scenarios considered, these losses could be as high as $24 billion/yr in 2030. Along the Gulf Coast safety, prosperity and the vibrant quality of life are at risk. The livelihoods of 12 million people that live near the coast, the sustainability of rich natural resources that support $634 billion in annual GDP and the security of residential, commercial and industrial assets valued at more than $2 trillion are increasingly vulnerable to storm surge, flooding and wind damage. Back to back hurricanes in 2005 and again in 2008 provide a glimpse of what the future could bring if we don't plan for and invest in building more resilient, sustainable communities. They also provide an important lesson demonstrating how the poorest among us, with the fewest adaptation options, are disproportionately impacted by these risks.

(ii) The methods that Entergy uses to manage this opportunity include partnering with government, business, economic development and scientific research entities to approach environmental adaptation as a community-wide strategy. The company is advocating for action, funding research and developing offset protocols in collaboration with others and holding technical and community outreach forums. Activities Entergy used to manage this opportunity includes funding for the America's WETLAND Foundation, the "Gulf Coast Adaptation Study" that shows communities along the Gulf Coast could suffer nearly $350 billion in direct asset losses over the next 20 years due to growing environmental risks. The study also identified $49 billion in investments that will cost effectively avert $137 billion in losses over the lifetime of the measures. Entergy leaders participated in the DELTAS2010 Conference in October 2010 – along with legislative leaders from Texas, Louisiana, Mississippi and Alabama – where the landmark study we funded was presented. We participated and led discussions on how the region can build resiliency to future scenarios of extreme weather. Entergy and America's WETLAND Foundation held eleven Blue Ribbon Resilient Community Leadership Forums during 2011 - 2012 to educate our communities of the risks they're facing and help them identify cost effective measures available to manage risk, avoid losses, ensure safety and preserve quality of life. Entergy also conducted two Technical Conferences with our customers to learn from them where they felt vulnerable, what they've done to become more resilient, what they expected from their energy provider and discuss how Entergy could prioritize its investments in system hardening to compliment what customers have done and to minimize business interruption losses. Entergy identified $322 million in cost effective system hardening adaptation investments that achieves $4.3 to $5.9 of avoided economic loss from hurricanes, storm surge and flooding for every dollar invested. Regarding CO2 offsets generated as a result of wetland restoration activities, Entergy has supported the development of a protocol through the American Carbon Registry and Tierra Resources (see attached press release and www.americancarbonregistry.org for additional details). Entergy currently is evaluating a proof of concept project and an initial demonstration project to occur sometime in 2012 or 2013. These methods increase the likelihood and magnitude of the opportunity now and into the longer term, 5+ years.

(iii) The costs of these methods include funding the America Wetland Foundation study, $200,000 in 2012, for further research in in deltaic wetlands; the company funded Tierra Resources $150,000 to develop the world's first methodology to establish carbon offsets for deltaic wetlands restoration. Existing Entergy staff advocates for action, and participates in technical and community outreach forums at no, $0, additional cost. Our conclusion is that in the near term, we have attractive, cost-effective actions that can increase resiliency, assist the growth of our economy and restore our environment. Examples include improved building codes, wetland restoration and stronger levee systems. However, it will take bold vision, leadership and significant engagement.

PO3 - (i) It is plausible that the financial implications of a change in mean temperature that leads to increased electricity sales may be similar to those experienced by Entergy between 2009 and 2010, when a revenue increase of $231 million was attributed to "...colder weather in the first quarter of 2010 compared to 2009 and warmer weather in the second and third quarters of 2010 compared to 2009." These sorts of year-on-year weather variations are a predicted impact of climate change's effect on weather patterns.

(ii) The method that Entergy uses to manage this opportunity is through integrated resource planning assuring it has sufficient generation resources to meet increased demand - the planning process includes load forecasts through 2029. Activities in 2012 included an update of integrated resource plans for the system and for business units such as Entergy Arkansas, as appropriate. These methods increase the likelihood and magnitude of the opportunity now and into the longer term, 5+ years.

(iii) Costs include the planning process which is a function of Entergy's system planning and operations group, are staff time and acquisition of third-party forecasts of various parameters that feed into the load forecasting process. The cost for IRPs range from $100 - $200 thousand dollars.

6.1e

Please describe the opportunities that are driven by changes in other climate-related developments

ID	Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact
OO1	Reputation	Entergy is viewed as a thought leader in the area of climate change and adaptation and the company stands to benefit from its integrated resource planning that incorporates a cost of carbon into its future electric generation strategy.	Increased stock price (market valuation)	Current	Direct	Very likely	Medium-high

ID	Opportunity driver	Description	Potential Impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of Impact
		As these issues increase in exposure and importance in the social conscience, Entergy will be viewed as a leader.					
OO2	Changing consumer behaviour	Entergy's skills and capabilities in energy efficiency and demand side management may be leveraged with greater recognition and understanding of climate issues. An increasing number of Entergy customers may evaluate and take action to reduce their energy/carbon footprint thereby leading to new products and business services.	New products/business services	Current	Direct	Very likely	Medium-high
OO3	Changing consumer behaviour	Entergy may benefit from increased sales of electricity due to electrification of transportation sector.	New products/business services	Current	Direct	Likely	Medium-high

6.1f

Please describe (i) the potential financial implications of the opportunity; (ii) the methods you are using to manage this opportunity; (iii) the costs associated with these actions

OO1 - (i) We grow the business by providing customers with low-emission, reliable energy at reasonable cost; superior service; a strict focus on safety, operational excellence and engaged employees. The financial implications of doing this well for 2010 through 2014, as stated in the 2012 Annual Report, include deploying $4 billion to shareholders through dividends and share repurchases. This result will be facilitated in part by maintaining a positive reputation that can manifest in terms of "goodwill". Recognition from external rating agencies and Non-Governmental Organizations (NGOs) can also build goodwill.

(ii) The method that Entergy uses to manage this opportunity include providing extensive external reporting benchmarking, participating in the local, regional and national public policy debates and integrated resource planning. In 2012, activities that Entergy engaged in included: numerous presentations on its climate change position and thought-leadership work on adaptation, publishing articles on its climate change position our CEO engaged directly with policymakers at all levels to influence policy and establish Entergy as a thought leader on the topic of climate change and energy policy and including a cost of carbon in its 2012 integrated resource planning update. Entergy also participated in and sponsored a 2012 report on Benchmarking Air Emissions in the Electric Utility Sector.

(iii) These activities are performed by existing Entergy functions, therefore the incremental costs are small. The cost of sponsoring the 2012 Benchmarking report was $30 thousand.

OO2 - (i) The financial implications may be similar to the incentives that Entergy receives for its energy efficiency/demand side management programs in its business units, $1-2 million/year. For example, Entergy Texas received a bonus of $1.4 million for meeting certain EE/DSM goals and passing several financial tests. Similar financial incentive programs exist in Arkansas and New Orleans. However, Entergy does not advocate wasteful use of energy by our customers.

Additionally, the financial opportunities include offering products and services that allow customers to reduce their energy usage and carbon footprint.

(ii) The methods that Entergy uses to manage this opportunity is to engage with its regulators and customers to determine the types of products and/or services that may help customers use electricity more efficiently. The activities that Entergy used in 2012 include engagement with regulators and customers on EE/DSM mechanisms, and implementing EE/DSM programs in those areas, these efforts included focusing on efficient use of electricity through a host of outreach programs, low-income assistance initiatives and even grant offerings. Each year the company seeks to learn from these activities and tailor its EE/DSM offer accordingly. These methods affect the likelihood and magnitude of the opportunity now and into the longer term, >5 years.

(iii) Existing Entergy staff negotiates lost revenue mechanisms and implements EE/DSM programs at ~$0 additional cost. The company also uses existing staff, $0 additional cost, to engage its customers and obtain feedback on EE/DSM programs. Entergy currently has active DSM programs in Entergy Texas, Inc., Entergy Arkansas, Inc. and Entergy New Orleans, Inc. that include 32 DSM programs for all customer classes (residential, commercial and industrial). A total of $120 million was invested over the period of 2002-2012 to create a total of 237 MWs and 563,500 MWHs of energy savings. In 2012 alone approximately $44 million was invested in DSM programs creating 40 MWs and 159,000 MWHs of annual energy savings. Entergy estimates that this reduction in MWh during 2012 avoided approximately 42,500 metric tons of CO_2.

OO3 - (i) The financial implications of electric vehicles include increase revenue from additional electricity sales. In 2011, Entergy collected $8.7 billion from utility sales. Increased electric energy demand due to use of electric vehicles would correlate into increased sales and revenue for the company. In the near term however, increased sales from electric vehicle usage will likely remain less than 1% of total electric energy sales.

(ii) Entergy manages this opportunity through an extensive planning and forecasting effort regarding the market for electric vehicles and through implementing pilot programs. Through Entergy's Environmental Initiatives Fund, Entergy has partnered with Coulomb Technologies to fund the installation of 17 Level 2 charging stations at college campuses in Entergy's service areas. The charging stations will provide real world operational information and consumer behavior characteristics for EVSE at these locations. This will assist Entergy and the colleges/universities in future deployment of the technology. Entergy fleet management has closely monitored developments in the EV and EV infrastructure market for several years. As a result of this research, both hybrid work trucks and cars have been added to the Entergy fleet and plans are pending for adding additional EVs during upcoming vehicle replacement cycles.
(iii) These planning and forecasting activities are performed by existing Entergy functions and using existing external research resources, therefore the incremental costs are $0 to minimal. The installation of 17 Level 2 Charging Stations cost $170 thousand.

6.1g

Please explain why you do not consider your company to be exposed to opportunities driven by changes in regulation that have the potential to generate a substantive change in your business operations, revenue or expenditure

6.1h

Please explain why you do not consider your company to be exposed to opportunities driven by physical climate parameters that have the potential to generate a substantive change in your business operations, revenue or expenditure

6.1i

Please explain why you do not consider your company to be exposed to opportunities driven by changes in other climate-related developments that have the potential to generate a substantive change in your business operations, revenue or expenditure

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Jeff Williams for LSU Tech Conf final v1.pptx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Jeff Williams for LSU Tech Conf final.pptx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/091212-AWF-BRRCFinalReportEmailVerson.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Gulf Coast Adaptation Study Final report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Coastal Resilience 1 .pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Benchmarking-Air-Emissions-2013-Embargoed Until May 8.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Dennis Dawsey LA Entergy Storm Hardening 5 13 12.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/6.ClimateChangeOpportunities/Building_a_Resilient_Gulf_Coast.pdf

Module: GHG Emissions Accounting, Energy and Fuel Use, and Trading [Investor]

Page: 7. Emissions Methodology

7.1

Please provide your base year and base year emissions (Scopes 1 and 2)

Base year	Scope 1 Base year emissions (metric tonnes CO_2e)	Scope 2 Base year emissions (metric tonnes CO_2e)
Sat 01 Jan 2000 - Sun 31 Dec 2000	48260000	788000

7.2

Please give the name of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions

Please select the published methodologies that you use
ISO 14064-1
The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)
US EPA Climate Leaders: Direct Emissions from Stationary Combustion
US EPA Climate Leaders: Indirect Emissions from Purchases/Sales of Electricity and Steam

7.2a

If you have selected "Other", please provide details below

7.3

Please give the source for the global warming potentials you have used

Gas	Reference
CO2	IPCC Second Assessment Report (SAR - 100 year)
CH4	IPCC Second Assessment Report (SAR - 100 year)
Other: N20	IPCC Second Assessment Report (SAR - 100 year)
HFCs	IPCC Second Assessment Report (SAR - 100 year)
PFCs	IPCC Second Assessment Report (SAR - 100 year)
SF6	IPCC Second Assessment Report (SAR - 100 year)

7.4

Please give the emissions factors you have applied and their origin; alternatively, please attach an Excel spreadsheet with this data

Fuel/Material/Energy	Emission Factor	Unit	Reference
Anthracite	5675.30	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Bituminous coal	5086.36	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Sub bituminous coal	3656.36	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Lignite	2991.33	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Coke oven coke	5528.31	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Other:	4289.96	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Other:	4744.81	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol,

Fuel/Material/Energy	Emission Factor	Unit	Reference
			October 2004
Wood or wood waste	3135.2	lb CO2 per short ton	EPA Climate Leaders GHG Inventory Protocol, October 2004
Landfill gas	57.33	lb CO2 per 1000 ft3	EPA Climate Leaders GHG Inventory Protocol, October 2004
Biodiesels	20.48	lb CO2 per gallon	EPA Climate Leaders GHG Inventory Protocol, October 2004
Other:	12.13	lb CO2 per gallon	EPA Climate Leaders GHG Inventory Protocol, October 2004

Further Information

The 2012 revision of Entergy's GHG Inventory Management Plan and Reporting Document (IMPRD) is attached and contains additional information regarding the methodology used to develop our GHG Inventory. The IMPRD is revised each year after our third-party verification audit is conducted (see revision log). In 2012 the IMPRD was upgraded significantly to meet the requirements of ISO 14064-1. The IMPRD was revised again March 2013.

The global warming potentials and emission factors in 7.3 and 7.4 also are contained within the GHG Inventory attached. See appropriate pages in the GHG Inventory document.

Note regarding Entergy's Scope 2 emissions - Entergy's only category of Scope 2 emissions is power consumed on Entergy's traansmission and distribution system (T&D line losses and company usage). Emissions from this loss/usage already are accounted for in Entergy's direct emissions and/or purchased power emissions (Scope 3) since the additional generation required to make up for this loss/usage is accounted for in these categories. See Entergy's 2012 GHG Inventory.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/7.EmissionsMethodology/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/7.EmissionsMethodology/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/7.EmissionsMethodology/GHG_InventoryMgmtPlan_Reporting_030813FINAL.pdf

Page: 8. Emissions Data - (1 Jan 2012 - 31 Dec 2012)

8.1

Please select the boundary you are using for your Scope 1 and 2 greenhouse gas inventory

Equity share

8.2

Please provide your gross global Scope 1 emissions figures in metric tonnes CO2e

34827380

8.3

Please provide your gross global Scope 2 emissions figures in metric tonnes CO2e

812825

8.4

Are there are any sources (e.g. facilities, specific GHGs, activities, geographies, etc.) of Scope 1 and Scope 2 emissions which are not included in your disclosure?

No

8.4a

Please complete the table

Source	Scope	Explain why the source is excluded

8.5

Please estimate the level of uncertainty of the total gross global Scope 1 and 2 emissions figures that you have supplied and specify the sources of uncertainty in your data gathering, handling and calculations

Scope 1 emissions: Uncertainty range	Scope 1 emissions: Main sources of uncertainty	Scope 1 emissions: Please expand on the uncertainty in your data	Scope 2 emissions: Uncertainty range	Scope 2 emissions: Main sources of uncertainty	Scope 2 emissions: Please expand on the uncertainty in your data
Less than or equal to 2%	Metering/ Measurement Constraints	The primary source of data for Scope 1 emissions is the Continuous Emission Monitoring System (CEMS) at Entergy's fossil-fired power plants. Also, transposition errors are possible during development of the GHG Inventory, as this process is not automated. These sources of error are minimized by data quality assurance checks, substantial internal peer review, as well as the thrid-party verification audit of the data. Additionally, during 2010, a third-party conducted a CEMS program compliance audit on behalf of Entergy to ensure the program is meeting all regulatory and internal requirements. Entergy has developed a GHG emissions Inventory Management and Reporting Document (IMPRD). This document (attached) was upgraded during 2011, 2012 and 2013 in accordance with ISO 14064-1 and includes all institutional, managerial and technical	Less than or equal to 2%	Metering/ Measurement Constraints	The primary source of data for Scope 2 emissions is Entergy's measurement of line losses and company usage. Entergy uses power that is generated or purchased by the company for supplemental power and at company service and office locations. Additionally, a small percentage of power is consumed on the T&D system through efficiency losses. These Scope 2 emissions are actually accounted for by the additional generation necessary to make up for the loss/usage. Accordingly these emissions are not added to Entergy's overall emissions inventory, as they already are accounted for within Entergy's Scope 1 emissions (for self generation) and Scope 3 emissions (for purchased power).

Scope 1 emissions: Uncertainty range	Scope 1 emissions: Main sources of uncertainty	Scope 1 emissions: Please expand on the uncertainty in your data	Scope 2 emissions: Uncertainty range	Scope 2 emissions: Main sources of uncertainty	Scope 2 emissions: Please expand on the uncertainty in your data
		arrangements made for the collection of data, preparation of the inventory and implementation of steps to manage the quality of the inventory. As part of this upgrade, an assessment and discussion of uncertainty was included. The IMPRD provides a systematic process for ensuring data quality, and identifies areas where investments will likely lead to the greatest improvements in overall inventory quality and uncertainty reduction. The primary objective of the IMPRD is ensuring the credibility of the company's GHG inventory information.			

8.6

Please indicate the verification/assurance status that applies to your Scope 1 emissions

Third party verification or assurance complete

8.6a

Please indicate the proportion of your Scope 1 emissions that are verified/assured

More than 90% but less than or equal to 100%

8.6b

Please provide further details of the verification/assurance undertaken, and attach the relevant statements

Type of verification or assurance	Relevant standard	Attach the document
Limited assurance	ISO14064-3	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-8.6b-C3-RelevantStatement/Investor-8.6b-VerificationDetails1/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf

8.6c

Please provide further details of the regulatory regime to which you are complying that specifies the use of Continuous Emissions Monitoring Systems (CEMS)

Regulation	% of emissions covered by the system	Compliance period	Evidence of submission

8.7

Please indicate the verification/assurance status that applies to your Scope 2 emissions

Third party verification or assurance complete

8.7a

Please indicate the proportion of your Scope 2 emissions that are verified/assured

More than 90% but less than or equal to 100%

8.7b

Please provide further details of the verification/assurance undertaken, and attach the relevant statements

Type of verification or assurance	Relevant standard	Attach the document
Limited assurance	ISO14064-3	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-8.7b-C3-RelevantStatement/Investor-8.7b-VerificationDetailsS21/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf

8.8

Are carbon dioxide emissions from biologically sequestered carbon relevant to your organization?

No

8.8a

Please provide the emissions in metric tonnes CO2

Further Information

Entergy commissions an independent third party verification audit of its GHG Inventory each year. For the 2012 Inventory, the audit was performed to the ISO 14064-3 standard. The audit is conducted such that the verified information is available for publication in Entergy's Annual Reporting. In addition to the annual verification audit, Entergy, using a third-party, in 2010 conducted an audit of its Continuous Emission Monitoring System (CEMS) program, and continued this at the facility level during 2011.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/8.EmissionsData(1Jan2012-31Dec2012)/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/8.EmissionsData(1Jan2012-31Dec2012)/GHG_InventoryMgmtPlan_Reporting_030813FINAL.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/8.EmissionsData(1Jan2012-31Dec2012)/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf

Page: 9. Scope 1 Emissions Breakdown - (1 Jan 2012 - 31 Dec 2012)

9.1

Do you have Scope 1 emissions sources in more than one country?

No

9.1a

Please complete the table below

Country/Region	Scope 1 metric tonnes CO2e

9.2

Please indicate which other Scope 1 emissions breakdowns you are able to provide (tick all that apply)

By business division
By facility
By GHG type
By activity

9.2a

Please break down your total gross global Scope 1 emissions by business division

Business division	Scope 1 emissions (metric tonnes CO2e)
Electric Generation (includes Fossil Operations and Nuclear)	34524121
Natural Gas and Electric Transmission and Distribution (includes Gas Operations)	294293
Corporate	8966

9.2b

Please break down your total gross global Scope 1 emissions by facility

Facility	Scope 1 emissions (metric tonnes CO2e)	Latitude	Longitude
Acadia	872014		
Attala	653140		
Baxter Wilson	1701258		
Big Cajun 2	1304033		
Calcasieu	155419		

Facility	Scope 1 emissions (metric tonnes CO2e)	Latitude	Longitude
Cecil Lynch	2937		
Gerald Andrus	807770		
Hinds Energy Facility	25933		
Hot Spring Energy Facility	41194		
Independence	5141387		
Lake Catherine	398643		
Lewis Creek	940758		
Little Gypsy	1206689		
Michoud	1431085		
Nine Mile Point	2623655		
Ouachita Power	611493		
Perryville	1034253		
Rhode Island State Energy	909511		
RS Cogen	740003		
R S Nelson	3869105		
Rex Brown	170821		
Sabine	2292818		
Sterlington	4349		
Waterford	521456		
White Bluff	5825924		
Willow Glen	769178		
Misc Small Combustion Sources	469295		
Mobile Combustion	52979		
T&D	145864		
Gas Operations	95450		
Corporate/Offices	8966		

9.2c

Please break down your total gross global Scope 1 emissions by GHG type

GHG type	Scope 1 emissions (metric tonnes CO_2e)
CO_2	34485452
CH_4	106080
N_2O	81018
SF_6	145864
HFCs	8966

9.2d

Please break down your total gross global Scope 1 emissions by activity

Activity	Scope 1 emissions (metric tonnes CO_2e)
Stationary Combustion	34524121
Mobile Combustion	52979
Fugitive Emissions	250280

9.2e

Please break down your total gross global Scope 1 emissions by legal structure

Legal structure	Scope 1 emissions (metric tonnes CO_2e)

Further Information

Entergy's operations are entirely within the United States of America. Additional detail on each of the breakdowns provided is available in the attached 2012 GHG Inventory file.

Additionally, verification and validation of the numbers presented above are provided by the attached third-party verification report. The verification audit was conducted in accordance with ISO 14064-3.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/9.Scope1EmissionsBreakdown(1Jan2012-31Dec2012)/GHG_InventoryMgmtPlan_Reporting_030813FINAL.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/9.Scope1EmissionsBreakdown(1Jan2012-31Dec2012)/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/9.Scope1EmissionsBreakdown(1Jan2012-31Dec2012)/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf

Page: 10. Scope 2 Emissions Breakdown - (1 Jan 2012 - 31 Dec 2012)

10.1

Do you have Scope 2 emissions sources in more than one country?

No

10.1a

Please complete the table below

Country/Region	Scope 2 metric tonnes CO2e	Purchased and consumed electricity, heat, steam or cooling (MWh)	Purchased and consumed low carbon electricity, heat, steam or cooling (MWh)

10.2

Please indicate which other Scope 2 emissions breakdowns you are able to provide (tick all that apply)

By business division
By activity

10.2a

Please break down your total gross global Scope 2 emissions by business division

Business division	Scope 2 emissions (metric tonnes CO2e)
Utility Operations	812825

10.2b

Please break down your total gross global Scope 2 emissions by facility

Facility	Scope 2 emissions (metric tonnes CO2e)

10.2c

Please break down your total gross global Scope 2 emissions by activity

Activity	Scope 2 emissions (metric tonnes CO2e)
Lines losses and company usage	812825

10.2d

Please break down your total gross global Scope 2 emissions by legal structure

Legal structure	Scope 2 emissions (metric tonnes CO2e)

Further Information

Note regarding Entergy's Scope 2 emissions - Entergy's only category of Scope 2 emissions is power consumed on Entergy's T&D system and company usage. Emissions from this loss/usage are already accounted for in Entergy's direct emissions (Scope 1) and/or purchased power emissions (Scope 3) since the additional generation required to make up for this loss/usage is accounted for in these categories. See Entergy's 2012 GHG Inventory, Inventory Management Plan and Reporting Document (IMPRD) and the ICF Verification Report for additional detail and description of this note

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/10.Scope2EmissionsBreakdown(1Jan2012-31Dec2012)/GHG_InventoryMgmtPlan_Reporting_030813FINAL.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/10.Scope2EmissionsBreakdown(1Jan2012-31Dec2012)/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/10.Scope2EmissionsBreakdown(1Jan2012-31Dec2012)/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf

Page: 11. Energy

11.1

What percentage of your total operational spend in the reporting year was on energy?

More than 50% but less than or equal to 55%

11.2

Please state how much fuel, electricity, heat, steam, and cooling in MWh your organization has purchased and consumed during the reporting year

Energy type	MWh
Fuel	47015784
Electricity	5951016
Heat	0
Steam	0
Cooling	0

11.3

Please complete the table by breaking down the total "Fuel" figure entered above by fuel type

Fuels	MWh
Natural gas	31201513
Sub bituminous coal	23068106
Diesel/Gas oil	191388
Jet gasoline	21321

11.4

Please provide details of the electricity, heat, steam or cooling amounts that were accounted at a low carbon emission factor

Basis for applying a low carbon emission factor	MWh associated with low carbon electricity, heat, steam or cooling	Comments
Grid connected low carbon electricity generation owned by company, no instruments created	77409320	During 2012, 50% of Entergy's 156,382,000 MWhs billed electric energy sales were supplied by Entergy owned and operated non-emitting nuclear power plants.
Tracking instruments, RECS (USA)	682574	During 2012 Entergy purchased 682,574 Renewable Energy Credits (RECs) to satisfy the Public Utility Commission of Texas (PUCT) requirements 1999 the (PUCT) adopted rules for the state's Renewable Energy Mandate, establishing a renewable portfolio standard (RPS), a renewable-energy credit (REC) trading program, and renewable-energy purchase requirements for competitive retailers in Texas. The PUCT established a renewable-energy credit (REC) trading program that began in July 2001 and will continue through 2019. Under PUCT rules, one REC represents one megawatt-hour (MWh) of qualified renewable energy that is generated and metered in Texas
Grid connected low carbon electricity generation owned by company, no instruments created	319376	Entergy Wholesale Commodities owns 80 MW of wind power that in 2012 generated 211,376 MWh of electric energy that is sold to customers through power purchase agreements. In addition, Entergy Arkansas owns 74 MW of Hydro Power and generated 108,000 MWh of hydro power.

Further Information

Regarding 12.1, this percentage is calculated using Entergy's 2012 Consolidated Income Statement - refer to page 50 of the 2012 Annual Report (attached) - Operating Expenses - O&M Section). Operational spend on energy is defined as 'Fuel, fuel-related expenses and gas purchased for resale' (first item) PLUS' Purchased power' (second item) PLUS 'Nuclear refuelling outage expenses' (third item) = $3,583,235,000. Please note that this includes ALL fuel types (natural gas, oil, coal and nuclear). Total operational spend is the sum of the Operating Expenses - O&M Section (less Asset Impairment) = $6,583,627,000. A simple percentage calculation yields 54 percent.

Regarding 12.2, Fuel consumption by Entergy includes two categories:
1 - Natural gas and coal consumed in the electrical generation process; and,
2 - Fuel burned for our fleet vehicles and corporate aircraft

Electricity consumption by Entergy represents the company's line losses and company usage.

Regarding 12.3, conversion of liquid fuels (diesel, gas and jet fuels) to MWh performed using a conversion to energy content/consumption ('MMBtu consumed' column on 'Mobile Combustion' tab of the GHG Inventory) times a conversion factor.

Source for all of these numbers is the 2012 Statistical Report and Investor Guide (pg 36, under 'SOURCES OF ENERGY') and Entergy's 2012 GHG Inventory ('Mobile Combustion' tab), both attached.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/11.Energy/2012_Annual_Report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/11.Energy/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf

Page: 12. Emissions Performance

12.1

How do your absolute emissions (Scope 1 and 2 combined) for the reporting year compare to the previous year?

Increased

12.1a

Please complete the table

Reason	Emissions value (percentage)	Direction of change	Comment
Emissions reduction activities	9.2	Decrease	Entergy's proactive emission reduction activities in 2012 resulted in reduced or avoided emissions, these activities help Entergy meet its GHG emissions stabilization target; emission reduction activities include: energy efficiency and demand side management processes, reducing emissions with fleet vehicles, low carbon energy purchases and low carbon energy installations. For example, in 2012 Entergy made

Reason	Emissions value (percentage)	Direction of change	Comment
			Investments in 1,070 MW of CCGT capacity displacing less efficient legacy gas units, a 178 MW nuclear uprate and 159,000 MWhs in energy efficiency. These investments will avoid 3.2 million metric tons CO2 per year of Scope 1 emissions going forward.
Divestment	0		Entergy did not divest facilities in 2012
Acquisitions	2.9	Increase	Entergy Wholesale Commodities acquired the Rhode Island State Energy Facility a natural gas fired CCGT power plant, late in 2011. During 2012 that plant had a full year of operation and as a result added 1.0 million metric tons of CO2 emissions that were not in the inventory in 2011.
Mergers	0		Entergy did not close a merger in 2012
Change in output	4.9	Increase	During 2012 Entergy's utility nuclear generating fleet experienced reduced electric energy production due to an planned outage at Grand Gulf Nuclear Station needed to complete the 178 MW capacity uprate and due to increased number of forced outages. That production shortfall was made up by an increase in electric energy production from natural gas CCGT units resulting in 1.7 million metric tons of CO2 emissions that were not in the inventory in 2011
Change in methodology	0		Entergy did not change its emissions methodology in 2012
Change in boundary	1.3	Increase	During 2012 there was a decline in emissions from purchased power to meet Entergy's Utility energy supply that is accounted for as a Scope 3 emission in Entergy's GHG Emissions Inventory. That energy supply was made up by an increase in self-generation which added 482,000 metric tons of CO2 to Entergy's 2012 Scope 1emissions. The sum of Scope 1, 2 & 3 emissions was nearly 1% lower in 2012 than Scope 1,2 & 3 emissions in 2011
Change in physical operating conditions	0		Entergy did not experience a material change in physical operating conditions in 2012.
Unidentified	0		Entergy did not have unidentified reasons for changes in emissions values in 2012
Other	0		Entergy did not have other reasons for changes in emissions values in 2012

12.2

Please describe your gross combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per unit currency total revenue

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
0.0338	metric tonnes CO2e	unit total revenue	9.0	Increase	Revenue declined by 8.3% in 2012 while Scope 1 & 2 CO2e emissions increased slightly by 0.2%. Entergy's absolute Scope 1 CO2 emissions are sensitive to the capacity factor of its non-emitting nuclear units which displace fossil fired generation. During 2012 nuclear production declined in part due to the Grand Gulf Nuclear Generating Plant being out of service to complete its, 178 MW capacity uprate. The replacement power for while it was out of service came from gas fired units that have CO2 emissions that will not run with Grand Guld back in service. The second factor contributing to the slight increase in absolute CO2 emissions was a 9.3% decrease in Scope 3 purchased power CO2 emissions with that power being supplied for econmic reasons by self generation from the newly acquired, highly efficient, natural gas CCGT capacity. This resulted in an increase in Scope 1 emissions. However on net Entergy's Scope 1, 2 & 3 emissions decllined by 0.8% The third factor was a full year of production at Entergy Wholesale Commodities (EWCs) natural gas fired CCGT Rhode Island Entergy Center (RIESC). This is a merchant energy plant which adds to EWC's electricity sales. The plant was acquired in December 2011 and ran for a full year during 2012 adding 1 million metric tons of CO2 emissions of new Scope 1 emissions. Entergy's $1.3 billion investment in proactive emission reduction activities in 2012 resulted in reduced or avoided emissions, these activities will be instrumental in helping Entergy meet its GHG emissions stabilization target which extends out until 2020. Emission reduction activities include: energy efficiency and demand side management processes, reducing emissions with fleet vehicles, low carbon energy purchases and low carbon energy installations. For example, In 2012 Entergy made investments in 1,070 MW of CCGT capacity displacing less efficient legacy gas units, a 178 MW nuclear uprate mentioned above was completed in 2012 and 159,000 MWhs in energy efficiency. These investments will avoid 3.2 million metric tons CO2 per year of Scope 1 emissions going forward. While on balance there was a slight increase in Scope 1 and 2 CO2 emissions, ther was decline in electric sales revenue for Entergy's utility operating companies due in large part to mild weather. This points to the uncontrollable year to year variabilty in this denominator.

12.3

Please describe your gross combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per full time equivalent (FTE) employee

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
2436.9	metric tonnes CO2e	FTE employee	0.6	Increase	Employment decreased by 0.4% while CO2e emissions increased by 0.2%. However, emission reduction activities in 2012 resulted in lower Scope 1 and 2 emissions than would have occurred without those activities. Entergy's absolute CO2 emissions year to year are sensitive to the capacity factor of its non-emitting nuclear units which displace fossil fired generation. During 2012 nuclear production declined in large part because the Grand Gulf Nuclear Generating Plant was out of service in a planned outage completing its $874 million, 178 MW capacity uprate. The temporary replacement power for this unit while it was out of service came from gas fired units that have CO2 emissions and would not normally run when Grand Gulf is in production, especially at its new higher capacity level. The second factor contributing to the slight increase in absolute CO2 emissions was a 9.3% decrease in Scope 3 purchased power CO2 emissions with that power being supplied for econmic reasons by self generation from the newly acquired, highly efficient, natural gas CCGT capacity which resulted in an increase in Scope 1 emissions. However on net Entergy's Scope 1, 2 & 3 emissions declined by 0.8% The third factor was a full year of production at Entergy Wholesale Commodities (EWCs) natural gs fired CCGT Rhode Island Entergy Center (RIESC). This is a merchant energy plant adding to EWC's electricity sales, The plant was acquired in December 2011 and ran for a full year during 2012 adding 1 million metric tons of CO2 emissions to Entergy's absolute emissions. Entergy's $1.3 billion investment in proactive emission reduction activities in 2012 resulted in reduced or avoided emissions, these activities will be instrumental in helping Entergy meet its GHG emissions stabilization target which extends out until 2020. Emission reduction activities include: energy efficiency and demand side management processes, reducing emissions with fleet vehicles, low carbon energy purchases and low carbon energy installations. For example, in 2012 Entergy made investments in 1,070 MW of CCGT capacity displacing less efficient legacy gas units, a 178 MW nuclear uprate mentioned above was completed in 2012 and 159,000 MWhs in energy efficiency. These investments will avoid 3.2 million metric tons CO2 per year of Scope 1 emissions going forward.

12.4

Please provide an additional intensity (normalized) metric that is appropriate to your business operations

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
0.316	metric tonnes CO2e	megawatt hour (MWh)	0.9	Decrease	Consolidated electricity sales increased 0.1% in 2012 compared to 2011with a 6% increase in EWC's sales paired with a 2.3% decline in the utility operating companies electric energy sales. Entergy's consolidated Scope 1, 2 & 3 emissions declined 0.8% resulting in 0.9% improvement in this metric. Energy's energy supply comes from self generation (Scope 1 emissions) and purchase power (Scope 3 emissions). There was a decrease in the amount of purchase power (Scope 3) in 2012 compared to 2011 which was made up by self generation which added to Entergy's Scope 1 emissions. During 2012 there was a 2% reduction in non-emitting nuclear generation. This shortfall was made up with natural gas generation which has CO2 emissions. In addition, emission reduction activities in 2012 resulted in lower Scope 1 and 2 emissions than would have occurred without those activities. Emission reduction activities included: low carbon energy installation, low carbon energy purchases, energy efficiency and transportation fleet initiatives .

Further Information

Entergy's $3.2 billion investment in more efficient CCGT capacity and nuclear uprates over the last decade has resulted in a 25% reduction in CO2 emissions when compared to 2000 and a 41% reduction in its CO2 emission rates (tons CO2/MWh). These reductions in absolute CO2 emissions were accomplished during a period where Entergy's electric generation grew by 25%. As a result, Entergy has one of the lowest CO2 emission rates when compared to the 100 largest electric generating companies in the U.S. (See Benchmarking Air Emissions Report attached)

Scope 1 and 2 emissions increased in 2012 compared to 2011 by 69,172 metric tons CO2e or 0.2%. However, the total of Entergy's Scope 1, 2 and 3 emissions in 2012 declined 0.8% when compared to 2011. Entergy's energy supply comes from self generation (Scope 1) and purchased power (Scope 3). During 2012 there was a reduction in purchase power that was made up with increased self generation which added to Scope 1 emissions, reduced Scope 3 emissions but in total showed a 0.8% reduction in Entergy's total GHG emissions. (See pg 1 of Entergy's 2012 and 2011 GHG Inventory)

See pg 48 of Entergy's 2012 Form 10-K for a five year comparison of operating revenue and billed electric energy sales. See pg 216 of Entergy's Entergy's Form 10-K for a three year comparison of fuel supply and purchase power for Entergy's Utilities.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/12.EmissionsPerformance/GHG_Inventory_2011_030912_VERIFIED_REDACTED.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/12.EmissionsPerformance/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/12.EmissionsPerformance/Benchmarking-Air-Emissions-2013-Embargoed Until May 8.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/12.EmissionsPerformance/2012_Annual_Report.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/12.EmissionsPerformance/2012_Entergy_Form_10K.pdf

Page: 13. Emissions Trading

13.1

Do you participate in any emissions trading schemes?

Yes

13.1a

Please complete the following table for each of the emission trading schemes in which you participate

Scheme name	Period for which data is supplied	Allowances allocated	Allowances purchased	Verified emissions in metric tonnes CO2e	Details of ownership
Regional Greenhouse Gas Initiative	Sun 01 Jan 2012 - Mon 31 Dec 2012	0	1001563	908603	Facilities we own but do not operate

13.1b

What is your strategy for complying with the schemes in which you participate or anticipate participating?

Currently, Entergy participates in the RGGI auction to secure carbon allowances necessary to cover the annual carbon emissions of the recently acquired Rhode Island State Energy Center (RISEC) generation plant. This approach will be employed as long as the RGGI program continues and the State of Rhode Island remains engaged in the program. This plant was purchased by Entergy in December of 2011; however, the allowances shown are for the entire year.

Entergy's Wholesale Commodities business is continually monitoring the RGGI auctions and clearing prices. Based on the company's CO2 projections, EWC evaluates a variety of alternatives, including power uprates, acquisition of low-emitting plants (similar to RISEC) and other capital projects for longer term operation of these facilities.

Entergy's overall strategy is to be in full compliance with this cap and trade scheme at the lowest cost. To accomplish this, the company works to generate high quality emissions data and seek third-party verification.

Entergy is further preparing for emissions trading in a carbon-constrained economy by:
1. Developing our internal capabilities and methodology for carbon accounting by developing an annual GHG inventory (since 2000);
2. Having this inventory verified to international standards (ISO 14064) by a third-party;
3. Developing the company's point of view on CO2 regulation and ensuring this view is integrated into business decisions; and,
4. Using a third-party to help inform this point of view and to register our emissions inventory and trades.

13.2

Has your company originated any project-based carbon credits or purchased any within the reporting period?

Yes

13.2a

Please complete the table

Credit origination or credit purchase	Project type	Project Identification	Verified to which standard	Number of credits (metric tonnes of CO2e)	Number of credits (metric tonnes CO2e): Risk adjusted volume	Credits retired	Purpose, e.g. compliance
Credit Purchase	Forests	Entergy Corporation announced completion of the registration of a reforestation project in Arkansas and Louisiana that will remove an estimated 460,000 tons of carbon dioxide over the next 40 years. The project, which involved restoring 2,942 acres of marginal agricultural land to native bottomland hardwood forests, is registered with the widely respected American Carbon Registry and is one of only a few U.S.-based reforestation projects registered anywhere. Entergy partnered with The Conservation Fund and Trust for Public Land, which helped acquire the lands; Environmental Synergy, which planted the trees; and Terra Carbon, which provided technical assistance and project documentation. "The reforestation project partnership we've used here represents an innovative market-based approach to help slow and reduce the build up of greenhouse gases," said Steve Tullos, Entergy's manager, corporate environmental initiatives. "By taking the lead with this project, we hope to encourage companies in our industry and others to use this model to take a more proactive position toward the environment." Bottomland hardwood forests are forested wetlands that originally covered more than 30 million acres in the Lower Mississippi Valley. The reforested lands were replanted with native species, primarily bald cypress and bottomland oaks in the Tensas, Red River, Overflow, and Pond Creek National Wildlife Refuges, currently managed by the U.S. Fish and Wildlife Service. Most of these forests were destroyed by logging in the early 1900s and further reduced by conversion to agriculture in the 1960s and 1970s. "Restoration not only soaks up greenhouse gases from the atmosphere, it also improves local water quality and increases areas to store floodwater," Tullos said. "In addition to climate and water benefits, the project increases habitat for waterfowl, migrant songbirds, and other wildlife including the threatened Louisiana Black Bear."	Other: American Carbon Registry (ACR)	460000	460000	No	Voluntary Offsetting

Further Information

Entergy working with Tierra Resources and American Carbon Registry develop a new protocol to measure and verify carbon sequestered by deltaic wetland restoration projects. This new tool is now available to help restore the Gulf of Mexico's disappearing coastal wetlands -- Louisiana's first line of defense against damaging hurricanes like Katrina, Rita, Gustav and Isaac. Funded by Entergy Corporation, developed by New Orleans-based Tierra Resources and approved for use by the American Carbon Registry (ACR) following stakeholder consultation and scientific peer review, the new tool creates a self-sustaining revenue source for wetlands restoration through the sale of carbon offsets. ACR presented Entergy its "Innovation award" for the pioneering work Entergy and Tierra Resources did developing and piloting of a revolutionary U.S. carbon offset methodology for deltaic wetland restoration. The methodology, developed by Tierra Resources with funding from Entergy's Environmental Initiatives Fund, creates a pathway through the sale of carbon offsets to raise much-needed funds for wetland restoration. Tierra Resources is piloting the first projects under the methodology in the Mississippi Delta and plans to work with ACR to expand the methodology for applicability in California.

Entergy has provided additional funding to Tierra Resources to pilot the first wetland restoration offset project in the nation applying the ACR methodology. The project, the Luling Oxidation Pond Wetlands Assimilation project, 19 miles west of New Orleans, will discharge treated municipal wastewater into an adjacent 950-acre wetland property to help restore the wetland's function and thus increase carbon sequestration.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/13.EmissionsTrading/Bottomland Hardwood Restoration.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/13.EmissionsTrading/ACR Award Entergy News Release - Corporate.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/13.EmissionsTrading/ACR offsets Methodology for Wetland Restoration.mht

Page: 14. Scope 3 Emissions

14.1

Please account for your organization's Scope 3 emissions, disclosing and explaining any exclusions

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Methodology	Percentage of emissions calculated using primary data	Explanation
Purchased goods and services	Relevant, not yet calculated				High volume materials and services are purchased by Entergy and include length, reel, pole, transformer, case, truckload or other measures with no consistent relationship to weight or volume. This makes estimation of emissions associated with purchased goods and services difficult to estimate.
Capital goods	Not relevant, explanation provided				Entergy generates electric power. The company primarily purchases electric generation facilities that have been built; emissions associated with operation of these facilities are reported as Scope 1 or Scope 2 as appropriate. For example, in 2012 the company incurred capital costs of $459 million to purchase natural gas CCGT generation facilities in Arkansas and Mississippi.
Fuel-and-energy-related activities (not included in Scope 1 or 2)	Relevant, calculated	14611371	(i) Purchased Power is electrical energy purchased by Entergy from merchant power plants or from transmission systems as sources of energy for Entergy's electric utility customers (ii) Data is provided by billed electric energy sales per power plant or billed electric energy from the transmission grid supplying the energy and using appropriate E-Grid Database emission factors for the source. (iii a) - Controllable Purchased power - Entergy calculates this emission category based on actual power purchase data and unit-specific emission factors from EPA's eGRID database using Climate Leaders: Indirect Emissions from Purchases/Sales of Electricity and Steam and further developed using the	100%	

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Methodology	Percentage of emissions calculated using primary data	Explanation
			methodology in ISO 14064-1. Uses a GWP for CO2 of 1. This category of power purchases include those for which the generating unit is known and involve a buying decision. (iii b) Uncontrollable Purchased Power - Entergy calculates this emission category based on actual power purchase data and grid-level emission factors from EPA's eGRID database using US Climate Leaders: Indirect Emissions from Purchases/Sales of Electricity and Steam and further developed using the methodology in ISO 14064-1. Uses an emission factor of 0.59 lbs CO2 /KWh converted to metric tons and GWP for CO2 of 1. "Uncontrollable" power purchases include those for which the generating unit is either unknown or when Entergy is required to take the energy produced (no buying decision).		
Upstream transportation and distribution	Not relevant, explanation provided				Emissions from any assets leased and operated by Entergy are incorporated into the company's scope 1 or scope 2 reporting.
Waste generated in operations	Not relevant, explanation provided				Entergy's largest single-type non-hazardous waste stream is coal ash, the majority of coal ash has historically been recycled and used for building materials. The company produced 49.2 tons of hazardous waste in 2012. Therefore, the Scope 3 emissions from third-party disposal and treatment of this waste are not material to Entergy.
Business travel	Relevant, calculated	5067	(i) Business travel reported here encompasses ghg emissions from airline travel by Entergy employees. (ii) Source for this data is from Carlson Wagonlit Travel (CWT) annual report (see attached) to Entergy which reports total	100%	

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Methodology	Percentage of emissions calculated using primary data	Explanation
			passenger air miles flown and calculates the resulting ghg emissions. (iii) CWT Emissions calculations are based on the June 2011 guidelines produced by the Department for Environment, Food and Rural Affairs (Defra) and the Department of Energy and Climate Change (DECC) greenhouse gas conversion factors. The total emissions of carbon dioxide equivalent (C02e) per passenger kilometre (these are the Air Passenger Transport Conversion Factors, provided by DEFRA). Uses an average emission factor of 0.16 kg CO2e/km and a GWP for CO2 of 1		
Employee commuting	Relevant, calculated	66555	(i) Employe commuting is an estimate of ghg emissions from Entergy employees travelling to and from their work locations. (ii) This is an estimate based on assumptions about the radius of their commute, method of transpotation, and vehicle mileage. (iii) Calculated based upon 15,000 employees, an assumed average commute of 50 miles per day, average vehicle mileage of 25 miles per gallon and carbon content of gasoline at 19.564 lbs CO2/gallon (converted to metric tons) and a GWP for CO2 of 1. It is assumed employees commute to their work locations 50 weeks per year and 5 days per week.		This emissions estimate assumes all Entergy employees drive themselves to work, that they live 25 miles from their work location, and there is no tele-commuting, car pooling, van pooling or mass transit.
Upstream leased assets	Not relevant, explanation provided				Transportation and distribution of purchased or acquired products would primarily occur in Entergy operated vehicles; emissions of these vehicles are reported in the company's Scope 1 emissions.
Investments	Not relevant,				Entergy invests in electric generation

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Methodology	Percentage of emissions calculated using primary data	Explanation
	explanation provided				facilities. The emissions of these facilities are reported in Scope 1 and Scope 2 emissions. Entergy does not provide financial services.
Downstream transportation and distribution	Not relevant, calculated	812825			Entergy deilvers electrical energy from the power plant to the customers loaction through a transmission and distribution system. Entergy calculates transmission and distribution losses and accounts for them as Scope 2 emissions although they're also included in Scope 1 emissions that are measured at the power plant.
Processing of sold products	Relevant, calculated				Entergy has evaluated energy efficiency / demand side management potential for reducing customer energy potential. This information is used in Entergy's Integrated Resource Plans to help determine future resource needs. Entergy invested in 32 energy efficiency programs that we estimate have avoided 42,500 metric tons of Entergy's Scope 1 and Scope 3 emissions.
Use of sold products	Not relevant, explanation provided				Entergy primarily sells electrical energy that is consumed by customers. The company's utility business also includes a small natural gas distribution business in New Orleans. The sale of natural gas from this business results in <2% of corporate revenue and therefore this Scope 3 emissions category is de-minimus, not material to the business..
End of life treatment of sold products	Not relevant, explanation provided				Entergy primarily sells electrical energy that is consumed by customers. There are no end of life treatment issues because the product is fully consumed

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO_2e	Methodology	Percentage of emissions calculated using primary data	Explanation
Downstream leased assets	Not relevant, explanation provided				Entergy does not lease downstream assets.
Franchises	Not relevant, explanation provided				Entergy does not operate any franchises.
Other (upstream)	Not relevant, explanation provided				Entergy does not have other upstream Scope 3 emission sources.
Other (downstream)	Not relevant, explanation provided				Entergy does not have other downstream Scope 3 emission sources.

14.2

Please indicate the verification/assurance status that applies to your Scope 3 emissions

Third party verification or assurance complete

14.2a

Please indicate the proportion of your Scope 3 emissions that are verified/assured

More than 90% but less than or equal to 100%

14.2b

Please provide further details of the verification/assurance undertaken, and attach the relevant statements

Type of verification or assurance	Relevant standard	Attach the document
Limited assurance	ISO14064-3	https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/Investor-14.2b-C3-RelevantStatementAttached/Investor-14.2b-VerificationDetails1/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf

14.3

Are you able to compare your Scope 3 emissions for the reporting year with those for the previous year for any sources?

Yes

14.3a

Please complete the table

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment
Fuel- and energy-related activities (not included in Scopes 1 or 2)	Emissions reduction activities	9.3	Decrease	Scope 1+2+3 voluntary emission stabilization goal. (i) Entergy's 2nd and 3rd voluntary GHG stabilization commitment includes a purchased power component referred to as "controllable purchases". Including this aspect in our GHG commitment has resulted in constant evaluation of the sources of power that the company purchases through long-term agreements and other PPAs. (ii) In 2012 Entergy estimates that controllable purchases avoided 4.5 million metric tons of Scope 3 CO2 emissions for the company. (iii) This is a voluntary activity and (iv) is expected to continue into the near future (5 years). Emissions from purchased power energy In 2012 decreased compared to 2011 due to an increase in supply from more efficient self-generation CCGT units
	Change in output	3.1	Increase	(i) Entergy's uncontrolled purchase power component referrs purchases either from the grid where the source generating unit is not known or from qualifying facilities that "put" power to Entergy and there is no buy decision. (ii) In 2012 Entergy estimates that controllable purchases avoided contributed 7,755,115 metric tons of CO2e metric tons of Scope 3 CO2 emissions for the company. (iii) This is a voluntary activity and (iv) is expected to continue into the near future (5 years). Emissions from purchased power energy in 2012 decreased compared to 2011 due to an increase in supply from more efficient self-generation CCGT units

14.4

Do you engage with any of the elements of your value chain on GHG emissions and climate change strategies? (Tick all that apply)

Yes, our suppliers
Yes, our customers

14.4a

Please give details of methods of engagement, your strategy for prioritizing engagements and measures of success

(i) description of methods Entergy uses to engage with the value chain includes:
Our management approach to utility integrated resource planning includes issuing requests for proposals to procure supply-side resources for our utilities to meet region-specific needs. In addition, a future cost of carbon is used in any capital investment and/or material energy purchase decision.
Future cost of carbon considered in controllable purchase decisions to help ensure Entergy's voluntary GHG stabilization goals are cost effectively achieved and to help ensure there is no leakage employed to meet these goals.
(ii) strategy for prioritizing engagements and how success is measured:
Fuel/power purchases are the company's most material Scope 3 emission category, therefore the highest priority.
Success is measured in progress against the company's stabilization target; Maintaining Entergy's CO2 Scope1+2+3 emissions levels at 20% below 2000 through 2020.

14.4b

To give a sense of scale of this engagement, please give the number of suppliers with whom you are engaging and the proportion of your total spend that they represent

Number of suppliers	% of total spend	Comment

14.4c

If you have data on your suppliers' GHG emissions and climate change strategies, please explain how you make use of that data

How you make use of the data	Please give details

14.4d

Please explain why not and any plans you have to develop an engagement strategy in the future

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/14.Scope3Emissions/GHG_InventoryMgmtPlan_Reporting_030813FINAL.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/14.Scope3Emissions/ENT CO2 Air Travel Emissions Summary - 2012 vs 2011.xlsx
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/14.Scope3Emissions/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/14.Scope3Emissions/ICF Verification Statement and Report - ISO 14064-3 - Entergy - 2012 GHG Inventory - FINAL - 8 March 2013.pdf

Module: Electric utilities

Page: Investor-EU0ReferenceDates

EU0.1

Reference dates
EU0.1: Please enter the dates for the periods for which you will be providing data. The years given as column headings in subsequent tables correspond to the "year ending" dates selected below. It is requested that you report emissions for: (i) the current reporting year; (ii) one other year of historical data (i.e. before the current reporting year); and, (iii) one year of forecasted data (beyond 2016 if possible).

Year ending	Date range
2008	Tue 01 Jan 2008 - Wed 31 Dec 2008
2009	Thu 01 Jan 2009 - Thu 31 Dec 2009
2010	Fri 01 Jan 2010 - Fri 31 Dec 2010
2011	Sat 01 Jan 2011 - Sat 31

Year ending	Date range
	Dec 2011
2012	Sun 01 Jan 2012 - Mon 31 Dec 2012
2015	Thu 01 Jan 2015 - Thu 31 Dec 2015
2020	Wed 01 Jan 2020 - Thu 31 Dec 2020

Page: Investor-EU1GlobalTotalsByYear

EU1.1

In each column, please give a total figure for all the countries for which you will be providing data for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emission intensity (metric tonnes CO2e/MWh)
2008	28429	123372	32349135	0.26
2009	27992	123111	29578573	0.24
2010	27974	127627	33150308	0.26
2011	27996	128946	33966868	0.26
2012	28603	128319	33963614	0.26
2015	27523			
2020	26656			

Further Information

See Entergy's 2012 Statistical Report and Investors Guide for additional detail. These numbers combine Entergy's Utility and Entergy Wholesale Commodity businesses. Namplate capacity equals owned and leased capability from the Statistical Report pg 7, 36, 53-54.

Projections only provide for nameplate capacity. Projections for other metrics are not available (see notes below)

1. Projected increase in Entergy's Utility capability may be achieved through ownership acquisitions, construction of new units, uprates to existing units and/or capacity added through long-term power purchase agreements.
2. Projections assume Entergy Wholesale Commodity capacity remains flat through 2020. This assumption may change due to a variety of factors, including Entergy's point of view, market conditions and opportunities avaialble.
3. Deactivations are based on a timeline of long-term capacity replacement for planning purposes only and should not be interpreted as a retirement schedule for existing generation units.
4. The projected generation mix reflects current planning assumptions and may change in the future based on a number of factors, including those listed on page 212 of Entergy's 2012 SEC Form 10-K

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU1.Globaltotalsbyyear/2012_EAI_IRP_Filing_103112.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU1.Globaltotalsbyyear/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU1.Globaltotalsbyyear/2012_Entergy_Form_10K.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU1.Globaltotalsbyyear/2012_IRP New Orleans.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU1.Globaltotalsbyyear/2012 System IRP Report - Final 02Oct2012.pdf

Page: Investor-EU2IndividualCountryProfiles - United States of America

EU2.1

Please select the energy sources/fuels that you use to generate electricity in this country

Coal - Hard
Oil & gas (excluding CCGT)
CCGT
Nuclear

Hydro
Other renewables

EU2.1a

Coal - Hard

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	2440	16817	16342563	0.97
2009	2441	16375	15688576	0.97
2010	2442	16725	16424290	0.98
2011	2442	16101	15783331	0.98
2012	2435	14395	15065749	1.05
2015	2435			
2020	2435			

EU2.1b

Lignite

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)

EU2.1c

Oil & gas (excluding CCGT)

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	13420	19970	13640224	0.68
2009	12968	17630	12248565	0.69
2010	13303	21737	14646188	0.67
2011	12228	24042	15759864	0.66
2012	10967	22503	14821530	0.66
2015	9910			
2020	8953			

EU2.1d

CCGT

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	2090	5134	2366348	0.46
2009	2096	4384	1641431	0.37
2010	1761	5505	2079830	0.38
2011	2921	6039	2423674	0.40
2012	3991	10983	4076335	0.37
2015	4551			

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2020	4641			

EU2.1e

Nuclear

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)
2008	10116	79704
2009	10124	82833
2010	10101	81994
2011	10038	81021
2012	10260	78797
2015	10260	
2020	10260	

EU2.1f

Waste

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)

EU2.1g

Hydro

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)
2008	70	197
2009	70	233
2010	74	160
2011	74	160
2012	74	108
2015	74	
2020	74	

EU2.1h

Other renewables

Please complete the following table for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)
2008	80	234
2009	80	190
2010	80	185
2011	80	207
2012	80	211

Year ending	Nameplate capacity (MW)	Production (GWh)
2015	80	
2020	80	

EU2.1i

Other

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)

EU2.1j

Solid biomass

Please complete for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	0	0	0	0
2009	0	0	0	0
2010	0	0	0	0
2011	0	0	0	0
2012	0	0	0	0
2015	0	0	0	0
2020	0	0	0	0

EU2.1k

Total thermal including solid biomass

Please complete for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	28279	122940	32349135	0.26
2009	27842	122688	29578572	0.24
2010	27820	127304	33150308	0.26
2011	27842	128579	33966868	0.26
2012	27866	128054	33963614	0.27
2015	27369			
2020	26502			

EU2.1l

Total figures for this country

Please enter total figures for this country for the "year ending" periods that you selected in answer to EU0.1

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes in CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2008	28429	123372	32349135	0.26
2009	27992	123111	29578572	0.24
2010	27974	127627	33150308	0.26

Year ending	Nameplate capacity (MW)	Production (GWh)	Absolute emissions (metric tonnes in CO2e)	Emissions intensity (metric tonnes CO2e/MWh)
2011	27996	128946	33966868	0.26
2012	28020	128319	33963614	0.26
2015	27523			
2020	26656			

Further Information

In 2012 Entergy acquired Hot Spring (620 MW) and Hinds (450 MW). Both plants are highly efficient, natural gas fired combine cycle gas turbines (CCGT). Entergy's operating companies and EWC have procured 3,991 MW megawatts of highly efficient natural gas fired CCGT capacity since 2005. The heat rates for Entergy's Utility CCGT fleet were 7,339 Btu/KWh in 2010, 7,403 Btu/Kwh in 2011 and 7,289 Btu/Kwh in 2012. In 2010, 20% of the electric energy produced by natural gas units came from the CCGT units. That percentage increased to 33% in 2012. Increased electric energy production by the CCGT units emit ~40% less CO2 than if that electrical energy was generated by Entergy's older legacy Natural Gas units.

In 2012, Grand Gulf Nuclear Station completed a 178 MW capacity uprate adding nearly emission free energy supply. Over the last decade, Entergy has increased the output of its nuclear fleet by nearly 700 megawatts - the equivalent of adding a new reactor - through power upgrades, turbine replacements and cooling-tower modifications.

Entergy estimates that CO2 emissions avoided from investments it made during 2012 on 1,070 MW of highly efficient, natural gas fired CCGT and the 178 MW nuclear uprate will avoid 3,179,000 metric tons of CO2 per year going forward.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU2.Individualcountryprofiles-UnitedStatesofAmerica/Hot Spring Purchase.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU2.Individualcountryprofiles-UnitedStatesofAmerica/Ninemile 6.mht
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU2.Individualcountryprofiles-UnitedStatesofAmerica/Entergy GHG Inventory 2012 FINAL VERIFIED 030813.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU2.Individualcountryprofiles-UnitedStatesofAmerica/2012_Entergy_Form_10K.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU2.Individualcountryprofiles-

UnitedStatesofAmerica/Hinds Purchase.mht

Page: Investor-EU3RenewableElectricitySourcing

EU3.1

In certain countries, e.g. Italy, the UK, the USA, electricity suppliers are required by regulation to incorporate a certain amount of renewable electricity in their energy mix. Is your company subject to such regulatory requirements?

Yes

EU3.1a

Please provide the scheme name, the regulatory obligation in terms of the percentage of renewable electricity sourced (both current and future obligations) and give your position in relation to meeting the required percentages

Scheme name	Current % obligation	Future % obligation	Date of future obligation	Position in relation to meeting obligations
USA state scheme – Texas			2015	The State of Texas presents its RPS not as a percentage, but rather as a capacity goal. The 2005 Texas Legislature set the state's total renewable energy mandate to 5,550 MW by 2015, 10,000 MW in 2025. Each provider is required to obrain renewable energy capacity based on their market share of energy slaes times the renewable capacity goal. In 2012, Entergy secured and retired 682,574 renewable energy credits to comply with this mandate.

Page: Investor-EU4RenewableElectricityDevelop

EU4.1

Please give the contribution of renewable electricity to your company's EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in the current reporting year in either monetary terms or as a percentage

Please give:	Monetary figure	%	Comment
Renewable electricity's contribution to EBITDA		0%	Entergy Wholesale Commodities participates in a Joint Venture with Shell Wind Energy named Top Deer Wind Venture. Entergy owns 50% of the JV - equivalent to 80 megawatts of wind generation capacity. Entergy does not report on the wind JV's financial performance separately. Entergy Arkansas owns 74 MW of Hydro Power. In total, Entergy's renewable resources generated 319 GWh of electric energy in 2012 which is <1% of the Company's total generation.

EU4.2

Please give the projected contribution of renewable electricity to your company's EBITDA at a given point in the future in either monetary terms or as a percentage

Please give:	Monetary figure	%	Year ending	Comment
Renewable electricity's contribution to EBITDA		0%	2020	Entergy Wholesale Commodities participates in a Joint Venture with Shell Wind Energy named Top Deer Wind Venture. Entergy owns 50% of the JV - equivalent to 80 megawatts of wind generation capacity. Entergy does not report on the wind JV's financial performance separately. Entergy Arkansas owns 74 MW of Hydro Power. In total, Entergy's renewable resources generated 319 GWh of electric energy in 2012 which is <1% of the Company's total generation.

EU4.3

Please give capital expenditure (capex) planned for the development of renewable electricity capacity in monetary terms and as a percentage of total capex planned for power generation in the current capex plan

Please give:	Monetary figure	%	End year of capex plan	Comment
Capex planned for renewable electricity development		0%	2020	Entergy currently has no capex planned for renewable energy capacity development. Entergy's current activities in renewables include management of our existing wind and hydro assets, purchasing renewable power and credits for the utility portion of our business and compliance with carious commission and/or state orders regarding renewable portfolio standards. Additionally, Entergy issued a request for proposal (RFP) for renewable generation sources in 2010. Negotiations with winning bids in the 2010 Renewable RFP seeking up to 233 MW of renewable generation for Entergy Louisiana and Entergy Gulf States continued in 2012. As of April 2013, EGSL has received approval from the Louisiana Public Service Commission for one contract (a 20-Year Contract with Rain CII Carbon LLC for the Purchase of 28 MW capacity and energy from the Sulphur, LA heat recovery project) and recently filed a request for certification for a second contract (20-Year Contract with Agrilectric Power Partners, LP for the Purchase of 9 MW capacity and energy from the Lake Charles, LA rice hull-fired biomass facility). A third and final contract is being negotiated, but is expected to be finalized shortly and subsequently filed at the Commission. Entergy will continue to seek cost effective renewable energy supply in the future.

Attachments

https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU4.Renewableelectricitydevelopment/2012 System IRP Report - Final 02Oct2012.pdf
https://www.cdproject.net/sites/2013/53/5653/Investor CDP 2013/Shared Documents/Attachments/InvestorCDP2013/EU4.Renewableelectricitydevelopment/2012_EAI_IRP_Filing_103112.pdf

Module: Sign Off

Page: Sign Off

Please enter the name of the individual that has signed off (approved) the response and their job title

Chuck Barlow
Vice President, Environmental Policy & Strategy

CDP